                                2,500,000 SHARES

 [LOGO]
                          PENTEGRA DENTAL GROUP, INC.
                                  COMMON STOCK

    All of the shares of Common Stock offered hereby are being sold by the Company. Prior to the Offering, there has been no public market for the Common Stock. For information relating to the factors considered in determining the initial public offering price, see "Underwriting." The Common Stock has been approved for listing on the American Stock Exchange under the symbol "PEN."

                                ----------------

    SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                ---------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                              Underwriting
                                                               Discounts
                                                    Price to      and     Proceeds to
                                                     Public   Commissions(1)  Company(2)
 Per Share........................................    $8.50      $0.595      $7.905
 Total(3)......................................... $21,250,000  $1,487,500 $19,762,500

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting estimated expenses of $2,900,000 payable by the Company.

(3) The Company has granted the Underwriters a 30-day option to purchase up to an additional 375,000 shares of Common Stock, solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company, before deducting expenses, will be $24,437,500, $1,710,625 and $22,726,875, respectively. See "Underwriting."

                                ----------------

    The shares of Common Stock are offered severally by the Underwriters named herein subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates representing the shares of Common Stock will be ready for delivery on or about March 30, 1998.

Dain Rauscher Incorporated                               EVEREN Securities, Inc.

                 THE DATE OF THIS PROSPECTUS IS MARCH 24, 1998.

                                     [MAP]

    *Pentegra does not intend to employ dentists to practice dentistry or otherwise control the practice of dentistry by dentists employed by Affiliated Practices to which it will provide administrative and management services.

    The Company intends to furnish its stockholders with annual reports containing financial statements audited by independent certified public accountants and with quarterly reports containing unaudited summary financial information for each of the first three quarters of each fiscal year.

    CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF SHARES OF COMMON STOCK FOLLOWING THE PRICING OF THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE COMMON STOCK OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK, AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    PENTEGRA DENTAL GROUP, INC. ("PENTEGRA" OR THE "COMPANY") WAS RECENTLY FORMED TO SERVE, UPON COMPLETION OF THE OFFERING MADE HEREBY (THE "OFFERING"), AS THE PARENT CORPORATION OF PENTEGRA INVESTMENTS, INC. ("PII"). CONCURRENTLY WITH THE CLOSING OF THE OFFERING, (I) THE COMPANY WILL ACQUIRE, IN SEPARATE TRANSACTIONS (THE "AFFILIATIONS"), SUBSTANTIALLY ALL THE TANGIBLE AND INTANGIBLE ASSETS, AND ASSUME CERTAIN LIABILITIES, OF 50 DENTAL PRACTICES (COLLECTIVELY, THE "FOUNDING AFFILIATED PRACTICES") IN EXCHANGE FOR CASH AND SHARES OF COMMON STOCK, (II) THE HOLDERS OF COMMON STOCK OF PII WILL EXCHANGE EACH SHARE OUTSTANDING IMMEDIATELY PRIOR TO THE CLOSING OF THE OFFERING (BUT AFTER GIVING EFFECT TO A REPURCHASE BY PII OF 909,237 SHARES OF ITS COMMON STOCK, AT A PURCHASE PRICE OF $0.015 PER SHARE) FOR SHARES OF COMMON STOCK OF THE COMPANY, PAR VALUE $0.001 PER SHARE ("COMMON STOCK"), ON A ONE-FOR-ONE BASIS (THE "SHARE EXCHANGE") PURSUANT TO AN EXCHANGE AGREEMENT, (III) THE COMPANY WILL ACQUIRE (THE "PENTEGRA/NAPILI TRANSACTION") SUBSTANTIALLY ALL THE ASSETS OF TWO COMPANIES CONTROLLED BY THE COMPANY'S CHAIRMAN OF THE BOARD, PENTEGRA, LTD. AND NAPILI, INTERNATIONAL ("NAPILI"), (IV) PII WILL REPURCHASE 245,835 SHARES OF ITS CLASS B PREFERRED STOCK, PAR VALUE $0.01 PER SHARE ("CLASS B PREFERRED"), AT THE SUBSCRIPTION PRICE PER SHARE PAID TO PII FOR THOSE SHARES AND, IMMEDIATELY THEREAFTER, REDEEM ALL THE REMAINING SHARES OF ITS CLASS A PREFERRED STOCK, PAR VALUE $0.01 PER SHARE ("CLASS A PREFERRED") AND CLASS B PREFERRED AT A REDEMPTION PRICE OF $1.50 PER SHARE, $1.15 PAYABLE IN CASH AND $0.35 PAYABLE IN THE FORM OF A PROMISSORY NOTE (THE "REPURCHASE AND REDEMPTION"), AND (V) THE COMPANY WILL REPAY APPROXIMATELY $836,000 OF INDEBTEDNESS OUTSTANDING UNDER PROMISSORY NOTES IT ISSUED IN CONNECTION WITH ITS ORGANIZATIONAL FINANCING. PENTEGRA DOES NOT EMPLOY DENTISTS TO PRACTICE DENTISTRY NOR DOES IT OTHERWISE CONTROL THE PRACTICE OF DENTISTRY.

    UNLESS OTHERWISE INDICATED BY THE CONTEXT, REFERENCES HEREIN TO (I) "PENTEGRA" OR THE "COMPANY" INCLUDE PENTEGRA DENTAL GROUP, INC. AND PII AND (II) "AFFILIATED PRACTICES" MEAN THE FOUNDING AFFILIATED PRACTICES AND ANY DENTAL PRACTICES WITH WHICH THE COMPANY MAY ENTER INTO SIMILAR RELATIONSHIPS IN THE FUTURE. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS (I) GIVES EFFECT TO A REVERSE STOCK SPLIT OF THE OUTSTANDING SHARES OF COMMON STOCK OF PII AND (II) ASSUMES THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED. THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS.

                                  THE COMPANY

    Pentegra Dental Group, Inc. was recently formed to provide management, administrative, development and other services to dental practices throughout the United States. The Company's approach to dental practice management (the "Pentegra Dental Program") was developed by Dr. Omer K. Reed, the Chairman of the Board of the Company, and is designed to increase revenues and lower costs at Affiliated Practices while freeing the practicing dentists to focus on the delivery of high-quality care. The Company will earn management service fees under long-term service agreements with Affiliated Practices (the "Service Agreements"). In most cases, service fees payable to the Company under the Service Agreements represent a share of the Affiliated Practices' operating profits, thereby providing incentives for the Company and the Affiliated Practices to work together to maximize practice profitability. The Company will also seek to grow by acquiring and affiliating with additional dental practices.

    The Company has entered into definitive acquisition agreements and Service Agreements with 50 professional corporations or associations owned by the dentist-owners of the Founding Affiliated Practices, which include 77 dentists and 63 dental offices located in 18 states. These acquisition agreements provide that the Company will acquire substantially all of the tangible and intangible assets, and assume certain liabilities, of the Founding Affiliated Practices. The Founding Affiliated Practices are primarily general dentistry practices, but also include specialists such as periodontists, pedodontists and oral surgeons. In addition, the Company will acquire from Dr. Reed the assets of a consulting firm, Pentegra, Ltd., which was founded in 1988, and a seminar company, Napili, which was founded in 1963. The clinical, administrative and marketing training developed and provided by these companies to practicing dentists and their teams are the foundation for the Pentegra Dental Program. After completion of the Offering, the Pentegra Dental Program will be available exclusively to Affiliated Practices.

    The Health Care Finance Administration ("HCFA") estimates that in 1995 approximately $43 billion was spent in the United States on dental services, and projects annual dental expenditures will reach $79 billion in the year 2005. In a 1995 survey, the American Dental Association ("ADA") reported that there were approximately 153,000 active dentists in the United States, approximately 88% of whom were practicing either alone or with only one other dentist. In recent years, dentists have begun to consolidate into affiliated groups and with practice management companies. Dentists who affiliate with practice management companies gain several benefits, such as opportunities to achieve economies of scale, to implement cost management techniques and to gain access to capital for new equipment and other working capital needs.

    The Company's objective is to become a leader in providing dental practice management services. In order to achieve this objective, the Company's strategy includes the following elements:

    - FOCUS ON TRADITIONAL FEE-FOR-SERVICE DENTAL CARE. According to the 1997 Mercer Consulting Group Survey of Employer-Sponsored Health Plans, approximately 86% of the respondents in that survey reported that they offer their employees dental plans that pay for dental services on a fee-for-service basis. The Company believes that fee-for-service care is high-quality, highly profitable and professionally rewarding for dentists.

    - INCREASE PRODUCTIVITY AND PROFITABILITY OF AFFILIATED PRACTICES BY IMPLEMENTING THE PENTEGRA DENTAL PROGRAM. The Pentegra Dental Program involves implementing techniques designed to increase revenues and lower costs, as well as methods to make the dentist and his or her practice team more efficient in the delivery of dental care.

    - LOWER OPERATING COSTS BY ACHIEVING ECONOMIES OF SCALE. The Company believes that, as a result of its size and resources, it will be able to provide Affiliated Practices with certain management functions at lower cost than if the Affiliated Practices were to perform the services by themselves.

    - FREE THE DENTIST TO FOCUS MORE TIME ON THE PRACTICE OF DENTISTRY. The Company will relieve practicing dentists of administrative tasks. The Company believes its management and administrative support will substantially reduce the amount of time affiliated dentists are required to spend on administrative matters and enable them to dedicate more time and effort toward the growth of their professional practices.

    - GROW THROUGH ACQUISITIONS AND AFFILIATIONS OF ADDITIONAL DENTAL PRACTICES. The Company will generally seek to affiliate with practices that have high potential for future growth, particularly through implementation of the Pentegra Dental Program, an established reputation for high-quality care and a strategic fit either in an existing market or as an entry into a new market.

    The Pentegra Dental Program is based on a cooperative approach that emphasizes patient wellness and involves the dentist and his or her patient mutually agreeing on a program to achieve and maintain optimal oral health. The Company believes that the average dentist has the skills necessary to diagnose and provide appropriate care to patients, but many of them have not developed the skills needed to obtain patient acceptances of, and commitments to, the treatment plans. As a result, a significant amount of recommended care may not be completed, with correspondingly lower revenues to the dentists. The Company will provide training and support to assist affiliated dentists and their teams to communicate effectively with each patient regarding the type and value of care needed, to obtain the patient's commitment to a treatment plan and then to implement the agreed-upon treatment. In order to promote operational efficiency and assure quality of care at Affiliated Practices, the Company's information systems will monitor patient treatment plans and track the number and type of procedures performed by each practice. Additionally, the Company will provide the Affiliated Practices with billing and collections, purchasing, inventory management, invoice processing and payment, payroll processing, patient scheduling and financial reporting and analysis relating to the implementation of the Pentegra Dental Program. The Company anticipates that the cost of implementing the Pentegra Dental Program in Affiliated Practices primarily consists of compensation expenses to existing Pentegra, Ltd. and Napili employees and will be comparable to the historical compensation expense levels for those two entities.

    The Service Agreements with the professional corporations or associations to be formed by the dentist owners of the Founding Affiliated Practices have initial terms of 40 years, subject to earlier termination under certain circumstances. Pursuant to the Service Agreements, the Company will become the exclusive manager and administrator of non-dental services relating to the operation of the Founding Affiliated Practices, and will, among other things,
(i) administer the billing and collections for the Founding Affiliated Practices, (ii) provide the necessary clerical, accounting and other non-dental services to the Founding Affiliated Practices and (iii) provide facilities and equipment for the Founding Affiliated Practices. The service fees payable by the Founding Affiliated Practices to the Company under the Service Agreements were determined in arm's length negotiations among the parties. Generally the service fees are computed based on (i) a percentage of revenues less operating expenses,
(ii) a percentage of revenues not to exceed a percentage of revenues less operating expenses, (iii) a specific fixed service fee or (iv) some combination of these. See "Business--Service Agreements."

    Dentist compensation is determined by the Affiliated Practices pursuant to employment arrangements between the Affiliated Practice and the individual dentists. The Company does not participate in the negotiation of dentist compensation. Pursuant to the terms of the Service Agreements, the Affiliated Practices will continue to provide dental services and will be exclusively in control of all aspects of the practice of dentistry and the provision of dental services. The Company will not engage in the practice of dentistry.

    As a result of the Affiliations and upon completion of the Offering, the dentist-owners of the Founding Affiliated Practices and the executive officers and directors of the Company will beneficially own approximately 56.3% of the outstanding shares of Common Stock. In addition, the Company's Bylaws provide that a majority of the members of the Board of Directors must be (i) licensed to practice dentistry and (ii) affiliated with one of the Affiliated Practices. See "Risk Factors--Board Composition" and
"--Certain Anti-takeover Provisions," "Certain Transactions--Organization of the Company" and "Principal Stockholders."

                                  THE OFFERING

Common Stock offered by the Company......  2,500,000 shares
Common Stock to be outstanding after the
  Offering(1)............................  6,441,898 shares
Use of proceeds..........................  To fund the cash distribution to the dentist-owners of the Founding Affiliated
                                           Practices (approximately $6.4 million), to fund
                                           the cash portion of the consideration in the
                                           Pentegra/Napili Transaction (approximately
                                           $100,000), to fund the cash portion of the
                                           repurchase or redemption price of the outstanding
                                           shares of preferred stock of PII (approximately
                                           $1.7 million), to repay certain indebtedness of
                                           Pentegra and the Founding Affiliated Practices
                                           (approximately $2.6 million), the 9.5% promissory
                                           notes issued by the Company in connection with
                                           its organizational financing ($350,000) and the
                                           15.0% promissory notes issued by the Company in
                                           connection with its organizational financing
                                           ($486,000), to purchase certain accounts
                                           receivable of the Founding Affiliated Practices
                                           (approximately $276,000) and for general
                                           corporate purposes. See "Use of Proceeds."
American Stock Exchange symbol...........  PEN

---------

(1) Includes 3,094,468 shares of Common Stock to be issued in connection with the Affiliations and 847,430 shares of Common Stock to be issued in connection with the Share Exchange and excludes (i) an aggregate of 671,667 shares of Common Stock issuable upon exercise of stock options to be granted under the Company's 1997 Stock Compensation Plan (the "1997 Stock Compensation Plan") effective on the date of this Prospectus at an exercise price equal to the initial public offering price per share and (ii) 1,328,333 shares reserved for future issuance under the 1997 Stock Compensation Plan. See "Management--1997 Stock Compensation Plan."

                                  RISK FACTORS

    The Common Stock offered hereby involves a high degree of risk. See "Risk Factors."

                             SUMMARY FINANCIAL DATA
                                 (IN THOUSANDS)

    Upon completion of the Offering and pursuant to the Affiliations, the Company will acquire substantially all the tangible and intangible assets and assume certain liabilities of the Founding Affiliated Practices. Due to the fact that the Company has had no significant operations to date, no pro forma statement of operations has been included in this Prospectus. The nature and amount of costs to be incurred by the Company in connection with the management services it will provide to the Founding Affiliated Practices may differ from the costs historically incurred by the Founding Affiliated Practices. The summary historical financial information presented below has been derived from the audited financial statements of Pentegra Dental Group, Inc. included in this Prospectus. Except as indicated, the following information does not reflect the effects of the Offering, the Affiliations, the Share Exchange, the Pentegra/ Napili Transaction and the Repurchase and Redemption. For certain information concerning the Affiliations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 4 of Notes to the Pentegra Dental Group, Inc. financial statements.

                                                                         FOR THE PERIOD FROM
                                                                         INCEPTION (FEBRUARY
                                                                          21, 1997) THROUGH
                                                                            DECEMBER 31,
                                                                                1997
                                                                         -------------------
Statement of Operations Data:
Revenue................................................................       $      --
Expenses
  General and administrative expenses..................................             709
  Other expenses.......................................................             645
                                                                                -------
    Total expenses.....................................................           1,354
                                                                                -------
  Net loss.............................................................       $  (1,354)
                                                                                -------
                                                                                -------

                                                                        DECEMBER 31, 1997
                                                                   ----------------------------
                                                                   HISTORICAL   AS ADJUSTED(1)
                                                                   -----------  ---------------
Balance Sheet Data:
Cash and cash equivalents(2).....................................   $     100      $   6,525
Working capital (deficit)........................................      (2,210)         5,251
Total assets.....................................................       3,257         10,286
Redeemable preferred stock.......................................       1,089             --
Stockholders' equity (deficit)...................................        (142)         8,138

---------

(1) As adjusted gives effect to (i) the Offering, (ii) the Affiliations, (iii) the repayment of certain indebtedness of Pentegra and the Founding Affiliated Practices, (iv) the Pentegra/Napili Transaction, (v) the Share Exchange and (vi) the Repurchase and Redemption, as if such transactions had occurred on December 31, 1997. It excludes the effect of the issuance in February 1998, and repayment from proceeds of the Offering, of $486,000 aggregate principal amount of 15% promissory notes. See the Unaudited Pro Forma Balance Sheet of Pentegra and the notes thereto included in this Prospectus.

(2) See "Use of Proceeds."

                                  RISK FACTORS

    PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS IN EVALUATING AN INVESTMENT IN THE COMMON STOCK. STATEMENTS MADE IN THIS PROSPECTUS THAT ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS INCLUDE THOSE RELATING TO THE COMPANY'S FUTURE PLANS AND EXPECTED EVENTS, OUTCOMES AND RESULTS. ALTHOUGH THE COMPANY BELIEVES IT HAS A REASONABLE BASIS FOR EACH SUCH STATEMENT, SUCH STATEMENTS ARE BY THEIR NATURE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING THOSE DESCRIBED BELOW, AND THE COMPANY CANNOT AND DOES NOT PROVIDE ANY ASSURANCE AS TO SUCH PLANS OR EXPECTED EVENTS, OUTCOMES OR RESULTS. PROSPECTIVE PURCHASERS SHOULD THEREFORE EXERCISE CAUTION IN MAKING AN INVESTMENT DECISION.

ABSENCE OF COMBINED OPERATING HISTORY; NO PRIOR OPERATING EXPERIENCE

    The Company was incorporated in 1997 and has conducted no operations to date other than in connection with the Offering and the Affiliations. The Company has entered into agreements to acquire substantially all the assets and assume certain liabilities of the Founding Affiliated Practices concurrently with the closing of the Offering. In connection with the Affiliations, the Company is entering into Service Agreements with the Founding Affiliated Practices for initial terms of 40 years (subject to early termination by either party for "cause," which includes a material default by or bankruptcy of the other party). See "Business--Service Agreements." Historically, the Founding Affiliated Practices have operated as separate independent entities. There can be no assurance that the process of integrating the management and administrative functions of the Founding Affiliated Practices will be successful or that the Company's management will be able to manage these operations effectively or implement the Company's operating or expansion strategies successfully. Failure by the Company to implement its operating and expansion strategies successfully would have a material adverse effect on the Company. See "Business--Business Strategy" and "--Service Agreements."

RELIANCE ON AFFILIATED PRACTICES AND DENTISTS

    The Company will receive fees for management services provided to the Affiliated Practices under the Service Agreements. It will not employ dentists or control the practice of dentistry by the dentists employed by the Affiliated Practices, and its management services revenue generally will depend on revenue generated by the Affiliated Practices. In some cases, the management fees will be based on the costs and expenses the Company incurs in connection with providing management services. While the laws of some states permit the Company to participate in the negotiations by Affiliated Practices of managed care contracts, preferred provider arrangements and other negotiated price agreements, the Affiliated Practices will be the contracting parties for those relationships, and the Company will be dependent on its Affiliated Practices for the success of any such relationships. Accordingly, the profitability of those payor relationships, as well as the performance of the individual dentists employed by the Affiliated Practices, will affect the Company's profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "Business--Service Agreements."

    The revenue of the Affiliated Practices (and, therefore, the success of the Company) is dependent on fees generated by the dentists employed by the Affiliated Practices. In connection with the Service Agreements, each dentist who owns a Founding Affiliated Practice will enter into a five-year employment agreement with the professional corporation or other entity with which that dentist is affiliated (and which is a party to a Service Agreement). The dentist employment agreements provide that the employee dentist will not compete with the Affiliated Practice during the term of the agreement and following the termination of the agreement for a term of two years in a specified geographical area. In most states, however, a covenant not to compete will be enforced only to the extent it is necessary to protect a legitimate business interest of the party seeking enforcement, does not unreasonably restrain the party against whom enforcement is sought and is not contrary to the public interest. This determination is made based on all the facts and circumstances of the specific case at the time enforcement is sought. Thus, there can be no assurance that a court will enforce such a covenant in a given situation. In addition, no judicial precedents have addressed whether a dental practice management company's interest under a management or service agreement will be viewed as the type of protectable business interest that would permit it to enforce such a covenant or to require an affiliated practice to enforce such covenants against an employee dentist. A substantial reduction in the number of dentists employed by or associated with the Affiliated Practices could have a material adverse effect on the financial performance of the Company. Failure by the Affiliated Practices to employ a sufficient number of dentists (whether by renewals of existing employment agreements or otherwise) would have a material adverse effect on the Company. See "Business--Dentist Employment Agreements."

DEPENDENCE ON MANAGEMENT INFORMATION SYSTEMS

    The success of the Company's business strategy will be dependent on, among other things, the successful implementation of new management information systems and other operating systems to permit the effective integration of the administrative operations of the Affiliated Practices into the Company's operations. For example, the Company will be required to integrate its financial information system with existing practice management systems at the Affiliated Practices, which may be different from those used by the Company. Any significant delay or increase in expense associated with the conversion and integration of management information systems used by Affiliated Practices could have a material adverse effect on the successful implementation of the Company's expansion strategy. In addition, the Company will have some systems that are decentralized, including cash collections. Accordingly, the Company will rely on local staff for certain functions, including transferring cash from the Affiliated Practices to the Company. See "Business--Management Information Systems."

RISKS ASSOCIATED WITH EXPANSION STRATEGY

    GENERAL

    The success of the Company's expansion strategy will depend on a number of factors, including the Company's ability to (i) identify attractive and willing candidates to become Affiliated Practices in suitable markets and in suitable locations within those markets, (ii) affiliate with acceptable Affiliated Practices on favorable terms, (iii) adapt the Company's structure to comply with present or future legal requirements affecting the Company's arrangements with Affiliated Practices and comply with regulatory and licensing requirements applicable to dentists and facilities operated and services offered by dentists,
(iv) obtain suitable financing to facilitate its expansion program and (v) expand the Company's infrastructure and management to accommodate expansion. A shortage of available dentists with the skills and experience sought by the Company would have a material adverse effect on the Company's expansion opportunities, and the Company anticipates facing substantial competition from other companies to establish affiliations with additional dental practices. In addition, there can be no assurance that the Company's expansion strategy will be successful, that modifications to the Company's strategy will not be required or that the Company will be able to manage effectively and enhance the profitability of additional Affiliated Practices. There can be no assurance that the Company will be able to achieve planned growth, that the assets of dental practices will continue to be available for acquisition by the Company, that the Company will be able to realize expected operating and economic efficiencies from pending or future affiliations or that future affiliations with additional Affiliated Practices will be profitable. See "--Competition," "--Immediate and Substantial Dilution and Absence of Dividends," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "Business--Business Strategy."

    POTENTIAL DILUTION OF EXISTING STOCKHOLDERS; NONCASH AMORTIZATION CHARGES

    Using shares of Common Stock as consideration for (or in order to provide financing for) future acquisitions could result in significant dilution to then-existing stockholders. In addition, future acquisitions accounted for as purchases may result in substantial annual noncash amortization charges for intangible assets in the Company's statements of operations.

NEED FOR ADDITIONAL FINANCING

    The Company's expansion program will require substantial capital resources. Capital is needed not only for the acquisition of the assets of additional Affiliated Practices, but also for the effective integration, operation and expansion of the Affiliated Practices. The Affiliated Practices may from time to time require capital for renovation and expansion and for the addition of equipment and technology, and there can be no assurance that an Affiliated Practice to which the Company advances working capital loans for these purposes will be able to repay those loans in full. The Company believes the net proceeds from the Offering and cash flow from operations will be sufficient to meet the Company's anticipated expansion and working capital needs through the end of 1998. Thereafter, however, the Company may require additional capital from outside financing sources in order to continue its expansion program. There can be no assurance that the Company will be able to obtain additional funds when needed on satisfactory terms or at all. Any significant limitation on the Company's ability to obtain additional financing could have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

PROCEEDS OF OFFERING PAYABLE TO AFFILIATES

    In connection with the closing of the Affiliations, the Company will pay, out of the net proceeds from the Offering, an aggregate of approximately $7.7 million to promoters (including $6.4 million to be paid to the dentist-owners of the Founding Affiliated Practices as the cash portion of the consideration in the Affiliations), officers and directors of the Company. Of this amount, approximately $6.4 million will be paid to the owners of the Founding Affiliated Practices, including approximately $216,326 to Ronnie L. Andress, D.D.S., $150,092 to James H. Clarke, Jr., D.D.S., $143,183 to Mack E. Greder, D.D.S., $144,017 to Roger Allen Kay, D.D.S., and $295,830 to Ronald M. Yaros, D.D.S. (each of whom will become a member of the Board of Directors of the Company (the "Board of Directors"). In addition, the Company will use $100,000 of the net proceeds from the Offering to pay the cash portion of the consideration to purchase substantially all of the tangible and intangible assets of Pentegra, Ltd. and Napili, both of which entities are affiliates of Dr. Reed, the Company's Chairman of the Board. The Company will also use approximately (i) $1.7 million of the proceeds from the Offering in connection with the Repurchase and Redemption of PII's Class A Preferred and Class B Preferred, including approximately $37,500 to Dr. Reed, $37,500 to Gary S. Glatter, $37,500 to George
M. Siegel, $334 to James L. Dunn, Jr., $667 to J. Michael Casas, $37,500 to Dr. Greder and $37,500 to Dr. Kay (each of whom is, or on closing of the Offering will be, a member of the Board of Directors or an officer of the Company), (ii) approximately $836,000 of the proceeds from the Offering in connection with the repayment of $350,000 aggregate principal amount of 9.5% promissory notes and $486,000 aggregate principal amount of 15.0% notes (all of which promissory notes were issued by the Company to fund certain offering and operating expenses), including principal amounts of approximately $10,000 to James P. Allen, D.D.S., $10,000 to Steve Anderson, D.D.S., $10,000 to Marvin V. Cavallino, D.D.S., $20,000 to James H. Clarke, Jr., D.D.S., $5,000 to Henry F. Cuttler, D.D.S., $6,000 to Edward T. Dougherty, Jr., D.D.S., $20,000 to Kevin Gasser, D.D.S., $5,000 to Alan H. Gerbholz, D.D.S., $20,000 to Mack E. Greder, D.D.S., $20,000 to Salvatore Guarnieri, D.D.S., $25,000 to Kent Hamilton, D.D.S., $10,000 to Stephen Hwang, D.D.S., $10,000 to Penn Jackson, Sr., D.D.S., $10,000 to Roger Allen Kay, D.D.S., $5,000 to Patrick T. Kelly, D.D.S., $5,000 to Brian K. Kniff, D.D.S., $10,000 to Donald W. Lanning, D.D.S., $10,000 to David A. Little, D.D.S., $10,000 to Richard W. Mains, D.D.S., $35,000 to James
M. McDonough, D.D.S. $5,000 to James W. Medlock, D.D.S., $5,000 to Mary B. Mellard, D.D.S., $7,500 to Byron L. Novosad, D.D.S., $35,000 to Harold A. Pebbles, Jr., D.D.S. $5,000 to Richard Reinitz, D.D.S., $30,000 to Richard N. Smith, D.D.S., $20,000 to Jack Stephens, D.D.S., $15,000 to Y. Paul Suzuki, D.D.S., $10,000 to S. Victor Uhrenholdt, D.D.S. and $15,000 to Ronald M. Yaros, D.D.S. (all of whom are dentist-owners of Founding Affiliated Practices) and approximately $35,000 to George M. Siegel, and (iii) an aggregate of approximately $276,000 of the net proceeds of the Offering in connection with the purchase of certain accounts receivable from the Founding Affiliated Practices. See "Use of Proceeds" and "Certain Transactions--Organization of the Company."

GOVERNMENT REGULATION

    Various federal and state laws regulate the dental services industry. Regulatory oversight includes, but is not limited to, considerations of fee splitting, corporate practice of dentistry, prohibitions on fraud and abuse, restrictions on referrals and self-referrals, advertising restrictions, restrictions on delegation and state insurance regulation.

    CORPORATE PRACTICE OF DENTISTRY AND FEE SPLITTING RESTRICTIONS

    The laws of many states, including all the states in which the Founding Affiliated Practices are located other than New Mexico and Wisconsin, prohibit business corporations such as the Company from engaging in the practice of dentistry or employing dentists to practice dentistry. The specific restrictions against the corporate practice of dentistry, as well as the interpretation of those restrictions by state regulatory authorities, vary from state to state. The restrictions are generally designed to prohibit a non-dental entity (such as the Company) from controlling the professional assets of a dental practice (such as patient records and payor contracts), employing dentists to practice dentistry (or, in certain states, employing dental hygienists or dental assistants), or controlling the content of a dentist's advertising or professional practice. The laws of many states, including all the states in which the Founding Affiliated Practices are located other than Alaska, Maine, Massachusetts, New Mexico and Wisconsin, also prohibit dentists from sharing professional fees with non-dental entities. State dental boards do not generally interpret these prohibitions as preventing a non-dental entity from owning non-professional assets used by a dentist in a dental practice or providing management services to a dentist for a fee, provided certain conditions are met. The Company believes that its operations will not contravene any applicable restriction on the corporate practice of dentistry. There can be no assurance, however, that a review of the Company's business relationships by courts or regulatory authorities will not result in determinations that could prohibit or otherwise adversely affect the operations of the Company or that the regulatory environment will not change, requiring the Company to reorganize or restrict its existing or future operations. The laws regarding fee-splitting and the corporate practice of dentistry and their interpretation are enforced by regulatory authorities with broad discretion. There can be no assurance that the legality of the Company's business or its relationship with the Affiliated Practices will not be successfully challenged or that the enforceability of the provisions of any Service Agreement will not be limited.

    FRAUD AND ABUSE LAWS AND RESTRICTIONS ON REFERRALS AND SELF-REFERRALS

    Many states in which the Founding Affiliated Practices are located, including California, Florida, Maine, Maryland, Michigan, New York, Texas and Washington, have fraud and abuse laws that, in many cases, apply to referrals for items or services reimbursable by any insurer, not just by Medicare and Medicaid. A number of states, including many of the states in which the Founding Affiliated Practices are located, also impose significant penalties for submitting false claims for dental services. In addition, most of the states in which the Founding Affiliated Practices are located, including Alaska, Arizona, California, Florida, Louisiana, Maine, Maryland, Michigan, New York, Texas and Washington, have laws prohibiting paying or receiving any remuneration, direct or indirect, that is intended to induce referrals for health care items or services, including dental items and services. Many states in which the Founding Affiliated Practices are located either prohibit or require disclosure of self-referral arrangements and impose penalties for the violation of these laws. Many states, including Alaska, Florida and Maine, limit the ability of a person other than a licensed dentist to own or control equipment or offices used in a dental practice. Some of these states allow leasing of equipment and office space to a dental practice under a bona fide lease, if the equipment and office remain under the control of the dentist.

    ADVERTISING RESTRICTIONS AND LIMITATIONS ON DELEGATION

    Some states prohibit the advertising of dental services under a trade or corporate name. Some states, including Texas, require all advertisements to be in the name of the dentist. A number of states also regulate the content of advertisements of dental services and the use of promotional gift items. In addition, many states impose limits on the tasks that may be delegated by dentists to hygienists and dental assistants. These laws and their interpretations vary from state to state and are enforced by the courts and by regulatory authorities with broad discretion.

    INSURANCE REGULATION

    There are certain state insurance regulatory risks associated with the Company's anticipated role in negotiating and administering managed care contracts on behalf of the Affiliated Practices. The application of state insurance laws to third-party payor arrangements, other than fee-for-service arrangements, is an unsettled area of law with little guidance available. State insurance laws are subject to broad interpretation by regulators and, in some states, state insurance regulators may determine that the Company or the Affiliated Practices are engaged in the business of insurance because of the capitation features (or similar features under which an Affiliated Practice assumes financial risk) that may be contained in managed care contracts. In the event the Company or an Affiliated Practice is determined to be engaged in the business of insurance, the Company or the Affiliated Practice could be required to either seek licensure as an insurance company or change the form of its relationships with the third-party payors. There can be no assurance that the Company's operations would not be adversely affected if the Company or any of the Affiliated Practices were to become subject to state insurance regulations.

    HEALTH CARE REFORM

    The United States Congress has considered various types of health care reform, including comprehensive revisions to the current health care system. It is uncertain what legislative proposals, if any, will be adopted in the future or what actions federal or state legislatures or third-party payors may take in anticipation of or in response to any health care reform proposals or legislation. There can be no assurance that applicable federal or state laws and regulations will not change or be interpreted in the future either to restrict or adversely affect the Company's relationships with dentists or the operation of Affiliated Practices. See "Business--Government Regulation."

RISKS ASSOCIATED WITH COST CONTAINMENT INITIATIVES

    The health care industry, including the dental services market, is experiencing a trend toward cost containment, as third-party and government payors seek to impose lower reimbursement rates on providers. The Company believes this trend will continue and will increasingly affect dental services. This may result in a reduction in per-patient and per-procedure revenue from historical levels. There can be no assurance that any reductions in revenues and operating margins could be offset through cost reductions, increased volume, introduction of new procedures or otherwise. Accordingly, significant reductions in payments to Affiliated Practices or other changes in reimbursement by third-party payors for dental services performed by Affiliated Practices may have a material adverse effect on the Company.

RISKS ASSOCIATED WITH MANAGED CARE CONTRACTS; CAPITATED FEE REVENUE

    The Company believes that managed care arrangements are becoming more prevalent in certain sectors of the dental services industry. As an increasing percentage of the population is covered by managed care organizations that provide dental coverage, the Company believes its future success may be dependent, in part, on its ability to assist the Affiliated Practices in negotiating contracts with dental health maintenance organizations, insurance companies, self insurance plans and other private third-party payors pursuant to which services will be provided on some type of fee-for-service or capitated basis by some of its Affiliated Practices. Under certain capitated contracts, the health care provider accepts a predetermined amount per patient per month as its sole payment in exchange for providing a specific schedule of services to enrollees. These contracts shift much of the risk of providing health care from the payor to the provider. To the extent that an Affiliated Practice enters into capitated managed care arrangements, it will be exposed to the risk that the cost of providing dental care required by these contracts exceeds the amount the Affiliated Practice receives for providing such care. If those costs exceed the revenues received for the service provided, the Affiliated Practice will remain responsible under its Service Agreement for reimbursing the Company for all of the costs associated with providing those services, even if no service fee is due thereunder. To the extent an Affiliated Practice enters into additional managed care contracts, it may achieve greater predictability of revenues but greater unpredictability of expenses due to the fluctuating costs of the services provided. There can be no assurance that the Company will be able to negotiate on behalf of the Affiliated Practices satisfactory arrangements on a capitated basis, regardless of the amount of risk sharing. In addition, to the extent that patients or enrollees covered by certain of these contracts require, in the aggregate, more frequent or extensive care than anticipated, operating margins may be reduced, or the revenues derived from these agreements may be insufficient to cover the costs of the services provided. As a result, Affiliated Practices would be at risk for additional costs which would reduce or eliminate any earnings for the Affiliated Practices under these contracts, with a corresponding reduction in or elimination of the service fee payable to the Company in those cases where the Service Agreements provide for percentage-based service fees.

CONTROL BY EXISTING MANAGEMENT AND STOCKHOLDERS

    Following the completion of the Affiliations and the Offering, Dr. Reed, the Company's Chairman of the Board, the other executive officers and directors of the Company as a group and the owners of the Founding Affiliated Practices other than Dr. Reed will beneficially own approximately 1.8%, 13.6% and 46.8%, respectively, of the outstanding shares of Common Stock. These persons, if acting in concert, will be able to exercise control over the Company's affairs, elect the entire Board of Directors and (subject to Section 203 of the Delaware General Corporation Law ("DGCL")) control the outcome of any matter submitted to a vote of stockholders.

CONFLICTS OF INTEREST; WORKING CAPITAL LOANS TO AFFILIATED PRACTICES

    Each of Drs. Reed, Andress, Clarke, Greder, Kay and Yaros is the sole shareholder of a Founding Affiliated Practice and a professional corporation or association owned by them will be a party to a Service Agreement with the Company. In connection with the provision of management services by the Company to the Affiliated Practice owned by these dentists, there are conflicts of interest that may arise from time to time in connection with negotiating terms of working capital loans from the Company to that practice, if any, and certain other arrangements under the Service Agreement. In the event the Company elects to make working capital loans to Affiliated Practices, those loans will be negotiated and documented as independent transactions between the Company and the Affiliated Practices and will have no effect on the amount of service fees payable to the Company. The Company has no present plans, understandings, arrangements or agreements with respect to the making of working capital loans to Affiliated Practices. The Company anticipates that, if any working capital loans were made by the Company to Affiliated Practices, those loans would generally bear interest at prime plus one percent and would be repayable over varying periods of time not to exceed five years. In addition, if any such Affiliated Practice did not have sufficient operating income in any given month to pay the service fees due under its Service Agreement and repay all of the principal and/or interest then due under such a working capital loan, the Company anticipates it would permit the Affiliated Practice to defer the repayment of the portion of the principal and/or interest payments due, to the extent the Affiliated Practice is unable to pay, until the next month in which the Affiliated Practice's operating income is sufficient to pay the service fees and make all current debt service payments under the working capital loan. In the event an Affiliated Practice is unable to repay its debt service obligations to the Company for an extended period of time, the Company's liquidity and results of operations may be adversely affected.

BOARD COMPOSITION

    The Company's Bylaws provide that a majority of the members of the Board of Directors must be licensed dentists who are affiliated with Affiliated Practices. As a result, there will be a limited group of persons from which candidates to fill these board positions may be selected, and it is not anticipated that many of these persons will have had prior experience as board members of publicly held companies. This provision could also discourage potential acquisition proposals, delay or prevent a change in control of the Company or limit the price that certain investors might be willing to pay in the future for shares of Common Stock. In addition, each of Dr. Reed and the other board members who own an Affiliated Practice will be a party to a Service Agreement with the Company. In connection with the provision of management services by the Company to the Affiliated Practices owned by those dentists, conflicts of interest may arise. See "--Certain Anti-takeover Provisions," "Security Ownership of Certain Beneficial Owners and Management" and "Certain Transactions."

DEPENDENCE ON KEY PERSONNEL

    The Company's future performance depends in significant part on the continued service of its senior management, including Dr. Reed and Gary S. Glatter, the President and Chief Executive Officer of the Company. There can be no assurance that these individuals will continue to work for the Company. Loss of services of those persons could have a material adverse effect on the Company. The success of the Company's growth strategy will also depend on the Company's ability to attract and retain additional high quality personnel. See "Business--Employees" and "Management."

COMPETITION

    The Company anticipates facing substantial competition from other companies to establish affiliations with additional dental practices. The Company is aware of several publicly traded dental practice management companies that have operations in jurisdictions where one or more of the Founding Affiliated Practices conduct business (including Apple Orthodontix, Inc., Birner Dental Management Services, Inc., Castle Dental Centers, Inc., Coast Dental Services, Inc., Dental Care Alliance, Inc., Gentle Dental Service Corp., Monarch Dental Corporation, OrthAlliance, Inc. and Orthodontic Centers of America, Inc.) and several companies pursuing similar strategies in other segments of the health care industry. Certain of these competitors have greater financial and other resources than the Company and have operations in areas where the Company may seek to expand in the future. Additional companies with similar objectives are expected to enter the Company's markets and compete with the Company. In addition, the business of providing dental services is highly competitive in each market in which the Company will operate. Each of the Founding Affiliated Practices faces local competition from other dentists, pedodontists (dentists specializing in the care of children's teeth) and other providers of specialty dental services (such as periodontists, orthodontists and oral surgeons) some of whom have more established practices. There can be no assurance that the Company or the Affiliated Practices will be able to compete effectively with their respective competitors, that additional competitors will not enter their markets or that additional competition will not have a material adverse effect on the Company or the Affiliated Practices. See "Business-- Competition."

MALPRACTICE RISKS OF PROVIDING DENTAL SERVICES

    The Affiliated Practices provide dental services to the public and are exposed to the risk of professional liability and other claims. In recent years, dentists have become subject to an increasing number of lawsuits alleging malpractice and related legal theories. Some of these lawsuits may involve large claims and significant defense costs. Any suits involving the Company or dentists at the Affiliated Practices, if successful, could result in substantial damage awards to the claimants that may exceed the limits of any applicable insurance coverage. Although the Company will not control the practice of dentistry by the Affiliated Practices, it could be asserted that the Company should be held liable for malpractice of a dentist employed by an Affiliated Practice. Each Affiliated Practice has undertaken to comply with all applicable regulations and legal requirements, and the Company maintains liability insurance for itself. There can be no assurance, however, that a future claim or claims will not be successful or, if successful, will not exceed the limits of available insurance coverage or that such coverage will continue to be available at acceptable costs. Malpractice insurance, moreover, can be expensive and varies from state to state. Successful malpractice claims asserted against the Affiliated Practices (or their dentists) or the Company may have a material adverse effect on the Company. See "Business--Litigation and Insurance."

POTENTIAL EFFECT OF SHARES ELIGIBLE FOR FUTURE SALE ON PRICE OF COMMON STOCK

    The market price of the Common Stock of the Company could be adversely affected by the sale of substantial amounts of the Common Stock in the public market following the Offering. The shares being sold in the Offering will be freely tradable unless acquired by affiliates of the Company.

    Concurrently with the closing of the Offering, the owners of the Founding Affiliated Practices will receive, in the aggregate, 3,094,468 shares of Common Stock as a portion of the consideration for the assets of their practices. Certain other stockholders of the Company will hold, in the aggregate, an additional 847,430 shares of Common Stock. Those shares are not being offered and sold pursuant to this Prospectus. All of those 3,941,898 shares were or are being issued in transactions that have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), and, accordingly, such shares may not be sold except in transactions registered under the Securities Act or pursuant to an exemption from registration. In addition, the Company's executive officers, directors and current stockholders and the persons acquiring shares of Common Stock in connection with the Affiliations have agreed with the Company that they will not sell any of the shares of Common Stock owned by them immediately after the consummation of the Affiliations for a period of one year following the closing of the Offering, subject to their right to exercise certain piggy-back registration rights. After the expiration of that restricted period, all of those shares may be sold in accordance with Rule 144 under the Securities Act, subject to the applicable volume limitations, holding period and other requirements of Rule 144.

    The Company and its directors, executive officers and current stockholders have agreed not to offer or sell any shares of Common Stock for a period of 180 days (the "180-Day Lockup Period") following the date of this Prospectus without the prior written consent of Dain Rauscher Incorporated, except that the Company may, subject to certain conditions, issue Common Stock in connection with acquisitions and awards under the 1997 Stock Compensation Plan.

    Following completion of the Offering, the Company intends to register the issuance of an additional 1,500,000 shares of its Common Stock under the Securities Act subsequent to completion of the Offering for use by the Company as all or a portion of the consideration to be paid in future acquisitions. Those shares will generally be freely tradable by nonaffiliates after their issuance, unless the resale thereof is contractually restricted, and resales of those shares during the 180-Day Lockup Period would require the prior written consent of Dain Rauscher Incorporated.

    The Company anticipates that, prior to the consummation of the Offering, the Company will have outstanding under the 1997 Stock Compensation Plan options to purchase approximately 671,667 shares of Common Stock. The Company intends to register the shares issuable upon exercise of options granted under the 1997 Stock Compensation Plan. See "Management--1997 Stock Compensation Plan" and "Shares Eligible for Future Sale."

NO PRIOR MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

    Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or, if a trading market does develop, that it will continue after the Offering. The initial public offering price of the Common Stock, which was determined through negotiations between the Company and the Underwriters, may not be indicative of the price at which the Common Stock will trade after the Offering. See "Underwriting" for a description of the factors considered in determining the initial public offering price. The securities markets have, from time to time, experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. These fluctuations often substantially affect the market price of a company's common stock. The market prices for securities of medical and dental practice management companies have in the past been, and can be expected to be, particularly volatile. The market price of the Common Stock could be subject to significant fluctuations in response to numerous factors, including variations in financial results or announcements of material events by the Company or its competitors. Regulatory changes, developments in the health care industry or changes in general conditions in the economy or the financial markets could also adversely affect the market price of the Common Stock.

CERTAIN ANTI-TAKEOVER PROVISIONS

    Certain provisions of the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation") and Bylaws and of the DGCL could, together or separately, discourage potential acquisition proposals, delay or prevent a change in control of the Company or limit the price that certain investors might be willing to pay in the future for shares of the Common Stock. The Certificate of Incorporation provides for "blank check" preferred stock, which may be issued without stockholder approval and provides for a "staggered" Board of Directors. In addition, certain provisions of the Company's Bylaws restrict the right of the stockholders to call a special meeting of stockholders, to nominate directors, to submit proposals to be considered at stockholders' meetings and to adopt amendments to the Bylaws, and the Bylaws require that at least a majority of the members of the Board of Directors be licensed dentists who are affiliated with Affiliated Practices. The Company also is subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business acquisitions with an "interested stockholder" for a period of three years following the date such stockholder became an interested stockholder. See "Description of Capital Stock."

IMMEDIATE AND SUBSTANTIAL DILUTION; ABSENCE OF DIVIDENDS

    Purchasers of shares of Common Stock offered hereby will experience immediate and substantial dilution in the pro forma net tangible book value of their shares in the amount of $7.26 per share. Existing stockholders will receive an increase of $2.89 per share in the pro forma net tangible book value of their shares, which have a historical deficit in net tangible book value per share of $(1.65) as of December 31, 1997. See "Dilution." In the event the Company issues additional Common Stock in the future, including shares that may be issued in connection with future acquisitions, purchasers of Common Stock in the Offering may experience further dilution in the net tangible book value per share of Common Stock. The Company has never paid any cash dividends and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. See "Dividend Policy."

                                  THE COMPANY

    The Company has conducted no operations to date other than in connection with the Offering and the Affiliations. PII was formed in February 1997 and changed its name from "Pentegra Dental Group, Inc." to "Pentegra Investments, Inc." in July 1997. PII then organized Pentegra Dental Group, Inc. as its wholly owned subsidiary in July 1997 to, among other things, complete the Offering, the Affiliations, the Share Exchange, the Pentegra/Napili Transaction and the Repurchase and Redemption. The Company has entered into agreements to acquire substantially all the assets and assume certain liabilities of the Founding Affiliated Practices, Pentegra, Ltd. and Napili concurrently with the closing of the Offering. The Company's principal executive offices are located at 2999 N. 44th Street, Suite 650, Phoenix, Arizona 85018, and its telephone number is
(602) 952-1200.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the shares of Common Stock offered hereby (after deducting the underwriting discounts and commissions and estimated offering expenses (excluding the offering expenses previously funded with proceeds from the issuance of promissory notes and capital stock of PII, including all the Class A Preferred and Class B Preferred involved in the Repurchase and Redemption)) are estimated to be approximately $17.8 million (approximately $20.8 million if the Underwriters' over-allotment option is exercised in full). Of those net proceeds, (i) approximately $6.4 million will be used to pay the cash portion of the consideration for the Affiliations, (ii) $100,000 will be used to fund the cash portion of the consideration in the Pentegra/Napili Transaction, (iii) approximately $1.7 million will be used to fund the cash portion of the consideration in the Redemption and Repurchase (approximately $1.5 million has been received by the Company as proceeds in connection with the 1997 issuances of the shares of Class A Preferred and Class B Preferred to be repurchased or redeemed), (iv) approximately $2.6 million will be used to repay certain indebtedness of the Company and the Founding Affiliated Practices (approximately $520,000 of which was incurred in 1997 by certain Founding Affiliated Practices to acquire dental equipment), (v) approximately $350,000 will be used to repay 9.5% promissory notes issued by the Company to fund certain offering and operating expenses, which notes mature 30 days following consummation of the Offering, (vi) approximately $486,000 will be used to repay 15.0% promissory notes issued by the Company subsequent to December 31, 1997 to fund certain offering and operating expenses, which notes mature three days following consummation of the Offering, and (vii) approximately $276,000 will be used to purchase certain accounts receivable, net of accounts payable, of the Founding Affiliated Practices. The remaining net proceeds will be used for general corporate purposes, which are expected to include future acquisitions and future capital expenditures. Pending such uses, the net proceeds will be invested in short-term, interest-bearing, investment-grade securities. The promoters (including the dentist-owners of the Founding Affiliated Practices), officers and directors of the Company will receive an aggregate of approximately $7.7 million out of the net proceeds of the Offering. Other than with respect to the Affiliations, the Company currently has no agreement or understanding with respect to any future affiliation. See "Risk Factors--Proceeds of Offering Payable to Affiliates" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

    The consideration being paid by the Company in connection with each Affiliation was determined by negotiations between executive officers of the Company not affiliated with any Founding Affiliated Practice and a representative of that Founding Affiliated Practice. The Company used the same valuation method to negotiate the consideration being paid to each of the Founding Affiliated Practices, including the respective practices wholly owned by Drs. Reed, Andress, Clarke, Greder, Kay and Yaros, which method was based upon the Founding Affiliated Practice's gross revenue, net of certain operating expenses, and the Company's assessment of growth potential. See "Certain Transactions" for information concerning the identification of the owners of the Founding Affiliated Practices and the respective amounts of cash being paid to them out of the proceeds of the Offering and shares of Common Stock being issued to them in connection with the Affiliations.

    The indebtedness of the Founding Affiliated Practices to be repaid bears interest at an average rate of 8.0% and would otherwise mature at various dates through 2002.

                                DIVIDEND POLICY

    It is the Company's current intention to retain earnings for the foreseeable future to support operations and finance expansion. The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend on, among other things, the Company's earnings, financial condition, cash flow from operations, capital requirements, expansion plans, the income tax laws then in effect, the requirements of Delaware law and restrictions that may be imposed by the Company's future financing arrangements.

                                    DILUTION

    The deficit in net tangible book value of the Company as of December 31, 1997 was approximately $(2.9) million, or $(1.65) per share of Common Stock, as determined by dividing the tangible net worth of the Company (tangible assets less total liabilities and the aggregate stated value of the Class A Preferred and Class B Preferred) by the number of shares of Common Stock outstanding. After giving effect to (i) the Affiliations and (ii) the sale by the Company of 2,500,000 shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom as set forth under "Use of Proceeds," the net pro forma tangible book value of the Company as of December 31, 1997 would have been approximately $8.0 million, or $1.24 per share of Common Stock. This represents an immediate increase in the net tangible book value of $2.89 per share to existing stockholders consisting of a decrease of $0.65 per share attributed to the assumption of net liabilities of the Founding Affiliated Practices and the related cash distribution of approximately $6.4 million to promoters (which is the aggregate cash consideration to be distributed in the Affiliations), a decrease of $(0.16) related to the redemption of shares of Class A Preferred and Class B Preferred and an increase of $3.70 per share relating to the Offering. The deficit in pro forma net tangible book value immediately after the Affiliations is $9.1 million, or $(2.30) per share. This is an immediate dilution to new investors purchasing Common Stock in the Offering of $7.26 per share. The following table illustrates the per share dilution to new investors purchasing Common Stock in the Offering:

Assumed initial public offering price per share(1)..........             $    8.50
  Historical deficit in net tangible book value.............  $   (1.65)
  Decrease due to acquisition of net assets and related cash
    distribution to promoters...............................      (0.65)
                                                              ---------
  Pro forma net tangible book value per share after the
    Affiliations............................................      (2.30)
  Redempton of preferred stock(2)...........................      (0.16)
  Increase due to the Offering..............................       3.70
                                                              ---------
  Pro forma net tangible book value per share after the
    Affiliations and Offering...............................             $    1.24
                                                                         ---------
Dilution per share to initial public offering investors.....             $    7.26
                                                                         ---------
                                                                         ---------

---------

(1) Before deducting estimated underwriting discounts and expenses of the Offering payable by the Company.

(2) Reflects the dividend to be recognized in connection with the redemption of an aggregate of 1,337,500 shares of Class A Preferred and Class B Preferred. See Note D to the Pentegra Dental Group, Inc. Unaudited Pro Forma Balance Sheet.

    The following table sets forth, on a pro forma basis to give effect to the Affiliations as of December 31, 1997, the number of shares of Common Stock purchased from the Company, the total consideration to the Company and the average price per share paid to the Company by existing stockholders and the new investors purchasing shares from the Company in the Offering (before deducting underwriting discounts and commissions and estimated offering expenses):

                                           SHARES PURCHASED           TOTAL CONSIDERATION         AVERAGE
                                        -----------------------  -----------------------------   PRICE PER
                                          NUMBER      PERCENT         AMOUNT         PERCENT       SHARE
                                        ----------  -----------  ----------------  -----------  ------------
Existing stockholders.................     847,430       13.1%   $   1,212,000           7.5%   $    1.43
Stockholders receiving shares in
  connection with the Affiliations....   3,094,468       48.1%      (6,167,000)(1)     (37.9)%  $   (1.99)(1)
New investors.........................   2,500,000       38.8%   $  21,250,000         130.4%   $    8.50
                                        ----------      -----    ----------------      -----
    Total.............................   6,441,898      100.0%   $  16,295,000         100.0%
                                        ----------      -----    ----------------      -----
                                        ----------      -----    ----------------      -----

---------

(1) Represents the cash distribution of approximately $6.4 million and the aggregate historical book value of the assets to be acquired, net of liabilities of the Founding Affiliated Practices to be assumed by the Company (a net amount of approximately $220,000), in the Affiliations.

    All of the calculations above exclude an aggregate of 671,667 shares of Common Stock issuable upon exercise of stock options outstanding on the date of this Prospectus at an exercise price of $8.50 per share under the 1997 Stock Compensation Plan and 1,328,333 shares reserved for future issuance under the 1997 Stock Compensation Plan. See "Management--1997 Stock Compensation Plan."

                                 CAPITALIZATION

    The following table sets forth the short-term debt and the capitalization of the Company at December 31, 1997 (a) on a historical basis, (b) on a pro forma basis, to give effect to the Affiliations and (c) on that pro forma basis, as adjusted to give effect to the Offering and the use of the estimated net proceeds therefrom as described under "Use of Proceeds." This table should be read in conjunction with the unaudited Pro Forma Balance Sheet of Pentegra and the notes thereto included elsewhere in this Prospectus.

                                                                                      AS OF DECEMBER 31, 1997
                                                                               -------------------------------------
                                                                               HISTORICAL    PRO FORMA   AS ADJUSTED
                                                                               -----------  -----------  -----------
                                                                                          (IN THOUSANDS)
Short-term debt:
  Distribution liability(1)..................................................   $      --    $   6,487    $      --
  Current portion of long-term debt, net of discount.........................         215          839           --
                                                                               -----------  -----------  -----------
  Total short-term debt......................................................   $     215    $   7,326    $      --
                                                                               -----------  -----------  -----------
                                                                               -----------  -----------  -----------
Long-term debt:
  Long-term debt, net of current portion(1)..................................          --        2,097          568
Redeemable Preferred Stock...................................................       1,089        1,089           --
Stockholders' equity (deficit):
  Common Stock, 40,000,000 shares authorized; 1,756,667 shares issued and outstanding, 3,941,898 shares issued and outstanding, pro forma, and
    6,441,898 shares issued and outstanding, as adjusted(2)..................          18           21            7
  Additional paid-in capital(2)(3)...........................................       1,194       (4,976)      10,870
  Accumulated deficit........................................................      (1,354)      (1,354)      (2,739)
                                                                               -----------  -----------  -----------
    Total stockholders' equity...............................................        (142)      (6,309)       8,138
                                                                               -----------  -----------  -----------
    Total capitalization.....................................................   $     947    $  (3,123)   $   8,706
                                                                               -----------  -----------  -----------
                                                                               -----------  -----------  -----------

---------
(1) The distribution liability includes approximately $6,387,000 for the cash portion of the consideration in the Affiliations payable as a distribution to promoters and $100,000 payable on the closing of the Pentegra/Napili Transaction. Long-term debt includes $1,997,000 debt to be assumed from the Founding Affiliated Practices and a $100,000 promissory note to be issued in connection with the Pentegra/Napili Transaction. The consideration for the Pentegra/Napili Transaction consists of $100,000 from the proceeds of the Offering and $100,000 in the form of a 9.0% promissory note due in April 1999.

(2) Reflects the shares of Common Stock to be issued and the dividend to be recognized in connection with the repurchase of an aggregate of 245,835 shares and the redemption of an aggregate of 1,337,550 shares of Class A Preferred and Class B Preferred. See Note D to the Pentegra Dental Group, Inc. Unaudited Pro Forma Balance Sheet. Excludes 671,667 shares of Common Stock to become subject to option awards that have been authorized pursuant to the 1997 Stock Compensation Plan. See "Management--1997 Stock Compensation Plan."

(3) The $(6,170,000) effect of the Affiliations on additional paid-in capital is aggregate cash payments of approximately $6,387,000 to be made to promoters as part of the consideration for the Affiliations, less the aggregate historical book value of the assets to be acquired less the liabilities assumed (a net amount of approximately $220,000), plus the par value of the Common Stock to be issued in connection with the Affiliations.

                            SELECTED FINANCIAL DATA
                                 (IN THOUSANDS)

    Upon completion of the Offering and pursuant to the Affiliations, the Company will acquire substantially all the tangible and intangible assets and assume certain liabilities of the Founding Affiliated Practices. Due to the fact that the Company has had no significant operations to date, no pro forma statement of operations has been included in this Prospectus. The nature and amount of costs to be incurred by the Company in connection with the management services it will provide to the Founding Affiliated Practices may differ from the costs historically incurred by the Founding Affiliated Practices. The selected historical financial data of the Company should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and the notes thereto included in this Prospectus. The selected historical financial data of the Company as of December 31, 1997 and for the period from inception, February 21, 1997, through December 31, 1997, set forth below, have been derived from the audited financial statements of Pentegra Dental Group, Inc. included in this Prospectus. Except as indicated, the following information does not reflect the effects of the Offering, the Affiliations, the Share Exchange, the Pentegra/Napili Transaction and the Repurchase and Redemption. For certain information concerning the Affiliations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 4 of Notes to the Pentegra Dental Group, Inc. financial statements.

                                                       FOR THE
                                                        PERIOD
                                                         FROM
                                                       INCEPTION
                                                       (FEBRUARY
                                                         21,
                                                        1997)
                                                       THROUGH
                                                       DECEMBER
                                                       31, 1997
                                                       --------
STATEMENT OF OPERATIONS DATA:
Revenue..............................................   $   --
  General and administrative expenses................      709
  Other expenses.....................................      645
                                                       --------
      Total expenses.................................    1,354
                                                       --------
  Net loss...........................................   $(1,354)
                                                       --------
                                                       --------

                                                                                              DECEMBER 31, 1997
                                                                                         ---------------------------
                                                                                         HISTORICAL   AS ADJUSTED(1)
                                                                                         -----------  --------------
BALANCE SHEET DATA:
Cash and cash equivalents(2)...........................................................   $     100     $    6,525
Working capital (deficit)..............................................................      (2,210)         5,251
Total assets...........................................................................       3,257         10,286
Redeemable preferred stock.............................................................       1,089             --
Stockholders' equity (deficit).........................................................        (142)         8,138

---------

(1) As adjusted gives effect to (i) the Offering, (ii) the Affiliations, (iii) the repayment of certain indebtedness of Pentegra and the Founding Affiliated Practices, (iv) the Pentegra/Napili Transaction, (v) the Share Exchange and (vi) the Repurchase and Redemption, as if such transactions had occurred on December 31, 1997. It excludes the effect of the issuance in February 1998, and repayment from proceeds of the Offering, of $486,000 aggregate principal amount of 15% promissory notes. See the Unaudited Pro Forma Balance Sheet of Pentegra and the notes thereto included in this Prospectus.

(2) See "Use of Proceeds."

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS CONTAINS CERTAIN STATEMENTS OF A FORWARD-LOOKING NATURE RELATING TO FUTURE EVENTS OR THE FUTURE FINANCIAL PERFORMANCE OF THE COMPANY. SUCH STATEMENTS ARE ONLY PREDICTIONS AND THE ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS," AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS. THE HISTORICAL RESULTS SET FORTH IN THIS DISCUSSION AND ANALYSIS ARE NOT INDICATIVE OF TRENDS WITH RESPECT TO ANY ACTUAL OR PROJECTED FUTURE FINANCIAL PERFORMANCE OF THE COMPANY. THIS DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE PRO FORMA BALANCE SHEET, THE FINANCIAL STATEMENTS AND THE RELATED NOTES THERETO INCLUDED IN THIS PROSPECTUS.

OVERVIEW

    Although the Company has conducted no significant operations to date, it will succeed to the business of Pentegra, Ltd. and Napili, which developed the Pentegra Dental Program. In connection with the Affiliations, the Company will acquire certain tangible and intangible assets and assume certain liabilities of, and enter into Service Agreements with, the Founding Affiliated Practices. Through those Service Agreements, the Company will be providing practice management services to the Founding Affiliated Practices in return for management service fees.

    The expenses incurred by the Company in fulfilling its obligations under the Service Agreements will be generally of the same nature as the operating costs and expenses that were otherwise incurred by the Founding Affiliated Practices, including salaries, wages and benefits of practice personnel (excluding dentists and certain other licensed dental care professionals), dental supplies and office supplies used in administering their practices and the office (general and administrative) expenses of the practices. In addition to the operating costs and expenses discussed above, the Company will be incurring personnel and administrative expenses in connection with establishing and maintaining a corporate office, which will provide management, administrative, marketing and development and acquisition services to Affiliated Practices.

    The Service Agreements with the professional corporations or associations to be formed by the dentist-owners of the Founding Affiliated Practices have initial terms of 40 years, subject to earlier termination under certain circumstances. Pursuant to those Service Agreements, the Company will become the exclusive manager and administrator of non-dental services relating to the operation of the Founding Affiliated Practices, and will, among other things,
(i) administer the billing and collections for the Founding Affiliated Practices, (ii) provide the necessary clerical, accounting and other non-dental services to the Founding Affiliated Practices and (iii) provide facilities and equipment for the Founding Affiliated Practices. The service fees payable by the Founding Affiliated Practices to the Company under the Service Agreements are based on fair market value of the services to be provided. Generally, the service fees are computed based on (i) a percentage of revenues less operating expenses, (ii) a percentage of revenues not to exceed a percentage of revenues less operating expenses, (iii) a specific fixed service fee or (iv) some combination of these. See "--Planned Operations" and "Business--Service Agreements."

    The Company does not participate in the negotiation of dentist compensation. Under each Service Agreement, the Affiliated Practice will retain the decision-making power and responsibility for, among other things, (i) hiring, compensating and supervising dentists and other licensed dental professionals,
(ii) ensuring that dentists have the required licenses, credentials, approvals and other certifications appropriate to the performance of their duties and
(iii) complying with federal and state laws, regulations and ethical standards applicable to the practice of dentistry. Pursuant to the terms of the Service Agreements, the Affiliated Practices will continue to provide dental services and will be exclusively in control of all aspects of the practice of dentistry and the provision of dental services. The Company will not engage in the practice of dentistry.

    As a result of the Affiliations and upon completion of the Offering, the dentist-owners of the Founding Affiliated Practices and certain officers and directors of the Company will beneficially own approximately 56.3% of the outstanding shares of Common Stock. See "Certain Transactions--Organization of the Company" and "Principal Stockholders."

RESULTS OF OPERATIONS

    PENTEGRA AND PII

    Pentegra and PII have conducted no significant operations to date and will not conduct significant operations until the Affiliations, the Pentegra/Napili Transaction and the Offering are completed. The Company had no revenues and a net loss of $1,354,000 for the period from inception, February 21, 1997, through December 31, 1997. General and administrative expenses totalling approximately $1,354,000 were incurred during the period from inception through December 31, 1997. The Company has incurred and will continue to incur various legal, accounting, travel, personnel and marketing costs in connection with the Affiliations and the Offering. Of these expenses, (i) $1,450,000 is being funded with proceeds from the issuances of the Common Stock, Class A Preferred and Class B Preferred in the second quarter of 1997, (ii) $350,000 is being funded with proceeds from the issuance of $350,000 aggregate principal amount of 9.5% promissory notes of the Company to four separate lenders in October and November 1997 and (iii) $486,000 is being funded with proceeds from the issuance of $486,000 aggregate principal amount of 15.0% promissory notes of the Company to 30 dentist-owners of Founding Affiliated Practices, two of the Company's existing stockholders and two other lenders, all in February 1998.

PLANNED OPERATIONS

    The Company intends to complete the Affiliations and the Pentegra/Napili Transaction concurrently with the closing of the Offering. Upon consummation of the Affiliations, the Company will enter into a Service Agreement with each Founding Affiliated Practice under which the Company will become the exclusive manager and administrator of non-dental services relating to the operation of the Founding Affiliated Practices. The following is a summary of the typical form of Service Agreement the Company will enter into with each Founding Affiliated Practice. The Company expects to enter into similar agreements with Affiliated Practices in the future. The actual terms of the Service Agreements may vary from the description below on a case-by-case basis, depending on negotiations with the individual Founding Affiliated Practices and the requirements of applicable laws and governmental regulations.

    Each Service Agreement is for an initial term of 40 years, with automatic extensions (unless specified notice is given) of five years. The Service Agreement may be terminated by either party if the other party (i) files a petition in bankruptcy (or other similar events occur) or (ii) defaults on the performance of a material duty or obligation, which default continues for a specified term after notice. In addition, the Service Agreement may be terminated by the Company (i) if the Founding Affiliated Practice or a dentist engages in conduct for which the dentist's license to practice dentistry is revoked or suspended or is the subject of any restrictions or limitations by any governmental authority to such an extent that he, she or it cannot engage in the practice of dentistry or (ii) upon a breach by the dentist of the employment agreement between the Founding Affiliated Practice and the dentist.

    The management service fees (the "Service Fees") payable to the Company by the Founding Affiliated Practices under the Service Agreements, together with operating and non-operating expenses of each Affiliated Practice to be paid to the Company pursuant to the Service Agreements, are payable monthly and consist of various combinations of the following: (i) "Standard Service Agreement", which provides for (a) a percentage (ranging from 30% to 40%) of the Affiliated Practice's revenues related to dental services less operating expenses associated with the operation of the Affiliated Practice or (b) a percentage (16%) of the Affiliated Practice's dental service revenues, not to exceed a percentage (35%) of the difference between those revenues and operating expenses associated with the operation of the

Affiliated Practice; or (ii) "Alternative Service Agreement," which provides for the greater of (a) a percentage (35%) of the Affiliated Practice's revenues related to dental services less operating expenses associated with the operation of the Affiliated Practice or (b) a specified fixed Service Fee (ranging from $54,000 to $305,000 annually). In addition, with respect to four of the Founding Affiliated Practices, the Service Fees are based on fixed fees that are subject to renegotiation on an annual basis.

    Service Fees payable to the Company under clause (i)(a) above are payable by 37 of the Founding Affiliated Practices, located in each state in which the Founding Affiliated Practices are located other than New York and California, and are calculated by subtracting the operating expenses of the Founding Affiliated Practice (including non-dental salaries, insurance, rent and other non-dentist costs) from the net revenues of the Founding Affiliated Practice and multiplying the resulting amount by 30%, 35% or 40%, depending on the terms of the particular Service Agreement. One Founding Affiliated Practice located in California will pay its Service Fee according to the formula set forth in clause
(i)(b) above, equal to the greater of 16% of its net revenues or 35% of the difference between its net revenues and operating expenses. Service Fees to be received by the Company under clause (ii)(b) above are payable by eight of the Founding Affiliated Practices in Texas and will result in a minimum service fee being received by the Company (ranging from $54,000 to $305,000 annually). The annual fixed fees payable by the four Founding Affiliated Practices in New York are $66,009, $115,251, $83,579 and $140,127 and will be subject to renegotiation each year based on the fair value of the services to be received by those Founding Affiliated Practices from the Company. On a monthly basis, the Company will calculate the Service Fee due from each Founding Affiliated Practice pursuant to the terms of each Service Agreement. In addition, if the costs related to providing dental services pursuant to capitated managed care arrangements exceed the revenues received for those services, the Affiliated Practice will remain responsible for reimbursing the Company for all of the costs associated with providing those services, even if no Service Fee is due to the Company under its Service Agreement.

    Dentist compensation will be determined by the Affiliated Practices pursuant to employment arrangements between the Affiliated Practices and the individual dentists. The Company does not participate in the negotiation of dentist employment compensation.

    The Company will not engage in the practice of dentistry. To the extent that a Founding Affiliated Practice, with the assistance of the Company pursuant to its Service Agreement, increases its revenues and/ or decreases its operating expenses, the Service Fees payable to the Company may increase. The Service Fees for each Founding Affiliated Practice will be calculated individually and will not be based on the operations of any other Founding Affiliated Practice.

    It is anticipated that substantially all the Company's revenues will consist of Service Fees and the operating expenses that the Affiliated Practices will pay to the Company under the Service Agreements. Service Fees may be expected to vary proportionately with the level of dental services provided by Founding Affiliated Practices and future affiliations with additional Affiliated Practices.

LIQUIDITY AND CAPITAL RESOURCES

    The Company had cash of approximately $100,000 at December 31, 1997. In October and November 1997, the Company received an additional $350,000 through the issuance of $350,000 aggregate principal amount of 9.5% promissory notes to four lenders. In connection with the issuance of the 9.5% promissory notes, PII issued an aggregate of 20,000 shares of its common stock in October 1997 to two of those lenders for cash consideration of $.015 per share. In February 1998, the Company received an additional $486,000 through the issuance of $486,000 aggregate principal amount of 15.0% promissory notes to 30 dentist-owners of Founding Affiliated Practices, two of the Company's existing stockholders and two other lenders. The Company anticipates receiving approximately $17.8 million, net of underwriters' commissions and other offering costs, as proceeds from the Offering. The Company will use the net proceeds of the Offering to pay
(i) the costs of the Offering not previously funded from the proceeds of the issuance of capital stock and notes of the Company, (ii) the cash portion of the consideration for the Affiliations of approximately $6.4 million, (iii) the cash portion of the consideration for the Pentegra/Napili Transaction of $100,000,
(iv) approximately $1.7 million in connection with the cash portion payable by the Company in the Repurchase and Redemption, (v) approximately $2.6 million to retire certain indebtedness of the Founding Affiliated Practices and (vi) approximately $836,000 to repay the aggregate principal amount outstanding under the Company's 9.5% promissory notes and 15.0% promissory notes. The remaining net proceeds will be used for general corporate purposes, which are expected to include future acquisitions and capital expenditures. The cost of implementing the Company's management information systems is estimated to be approximately $550,000, including enhanced microcomputer and related hardware in certain dental practice offices. Approximately half of this amount has been paid with proceeds from the sale of Class A Preferred and Class B Preferred, with the remainder to be paid from the net proceeds of the Offering. Any significant delay or increase in expense associated with the implementation of the Company's management information systems could have a material adverse effect on the Company's results of operations and liquidity.

    Management believes the net proceeds of the Offering, combined with the Company's cash flows from operations, will be sufficient to fund planned capital expenditures and ongoing operations of the Company through the end of 1998. The Company is also seeking to establish a revolving bank credit facility and intends to register an additional 1,500,000 shares of Common Stock under the Securities Act following the Offering which, when combined with the Company's cash resources, will be used in the Company's expansion program. In addition, the Company may seek to utilize seller financing debt in future affiliations or additional equity offerings to finance the Company's operations.

    The Company has initiated preliminary discussions with a potential lender regarding a credit facility (the "Credit Facility"), to be used for general corporate purposes, including financing of acquisitions, capital expenditures and working capital. On the basis of those discussions, the Company expects to enter into the Credit Facility promptly following the closing of the Offering and that the Credit Facility will provide for a revolving line of credit up to $15.0 million. The ability of the Company to secure the Credit Facility is subject to satisfactory negotiations with its prospective lender as well as the negotiation and execution of definitive loan documentation. The Company expects that any borrowings under the Credit Facility will be secured by liens on certain of the Company's assets (including its rights under its Service Agreements and accounts receivable) and that the Credit Facility will (i) contain restrictions on the incurrence of additional indebtedness (except for purchase money loans for property and equipment) and the payment of dividends on the Common Stock, (ii) require compliance with certain financial covenants and
(iii) provide the lender with approval rights with respect to acquisitions exceeding certain limits. There can be no assurance that the Company can obtain the Credit Facility on terms it deems acceptable.

ACCOUNTING TREATMENT

    In accordance with Staff Accounting Bulletin No. 48, "Transfers of Nonmonetary Assets by Promoters or Shareholders" ("SAB 48"), the acquisition of the assets and assumption of certain liabilities pursuant to the Affiliations from certain promoters of the Company (the dentists who own the Founding Affiliated Practices) will be accounted for by the Company at the transferors' historical cost basis. The Common Stock being issued in the Affiliations will be recorded at the historical net book value of the net assets being acquired, as reflected on the books of the Founding Affiliated Practices. Cash consideration paid to the promoters in the Affiliations of approximately $6.4 million and the assumption of approximately $220,000 of net assets of the Founding Affiliated Practices will be treated for accounting purposes as a dividend to the promoters. See "Business--Summary of Terms of Affiliations" and "Certain Transactions--Organization of the Company."

CHANGE IN FISCAL YEAR

    Following consummation of the Offering, the Company intends to change its fiscal year from the year ending on December 31 to the year ending on March 31.

RECENT PRONOUNCEMENTS

    In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." SFAS No. 128 specifies the computation, presentation, and disclosure requirements of earnings per share and supersedes Accounting Principles Board Opinion No. 15, "Earnings Per Share." SFAS No. 128 requires a dual presentation of basic and diluted earnings per share. Basic earnings per share, which excludes the impact of common stock equivalents, replaces primary earnings per share. Diluted earnings per share, which utilizes the average market price per share as opposed to the greater of the average market price per share or ending market price per share when applying the treasury stock method in determining common stock equivalents, replaces fully diluted earnings per share. SFAS No. 128 is effective for both interim and annual periods ending after December 15, 1997.

    In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for reporting and displaying comprehensive income and its components in a full set of general purpose financial statements. SFAS No. 131 establishes standards for reporting segment information by public enterprises in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports to shareholders. Both of these statements are effective for fiscal years beginning after December 15, 1997. The Company believes implementation of SFAS Nos. 130 and 131 will not have a material effect on its financial position, results of operations or cash flows.

    In November 1997, the Emerging Issues Task Force of the FASB (the "EITF") reached a consensus relating to the conditions under which a physician or dental practice management company would consolidate the accounts of an affiliated physician or dental practice. The Company believes that its accounting policies conform to the EITF consensus.

                                    BUSINESS

OVERVIEW

    Pentegra Dental Group, Inc. was recently formed to provide management, administrative, development and other services to dental practices throughout the United States. The Company's approach to dental practice management, the Pentegra Dental Program, was developed by Dr. Omer K. Reed, the Chairman of the Board of the Company, and is designed to increase revenues and lower costs at Affiliated Practices while freeing the practicing dentists to focus on the delivery of high-quality care. The Company will earn management service fees under long-term service agreements with Affiliated Practices (the "Service Agreements"). In most cases, service fees payable to the Company under the Service Agreements represent a share of the Affiliated Practices' operating profits, thereby providing incentives for the Company and the Affiliated Practices to work together to maximize practice profitability. The Company will also seek to grow by acquiring and affiliating with additional dental practices.

    The Company has entered into definitive acquisition agreements and Service Agreements with 50 Founding Affiliated Practices, which include 77 dentists and 63 dental offices located in 18 states. These dentists have practiced an average of 21 years. Of these dentists, 68 are general dentists, one is a prosthodontist, five are periodontists, one is a pedodontist and two are oral surgeons. In addition, the Company will acquire from Dr. Reed the assets of a consulting firm, Pentegra, Ltd., which was founded in 1988, and a seminar company, Napili, which was founded in 1963. The clinical, administrative and marketing training developed and provided by these companies to practicing dentists and their teams are the foundation for the Pentegra Dental Program. After completion of the Offering, the Pentegra Dental Program will be available exclusively to Affiliated Practices.

    The Company believes it has several advantages that would lead dental practices to seek to affiliate with the Company: (i) the Company and the Founding Affiliated Practices focus on providing traditional fee-for-service dental care, which the Company believes is highly profitable and professionally rewarding for dentists; (ii) the Pentegra Dental Program offers proven techniques to increase practice profitability substantially; (iii) both the Company and the Affiliated Practices will have incentives to work together to maximize practice profitability; and (iv) affiliation with the Company will enable Affiliated Practices to benefit from professional management techniques, economies of scale in administrative and other functions, and enable affiliated dentists to dedicate more time and effort towards the growth of their practices.

INDUSTRY

    The Health Care Finance Administration ("HCFA") estimates that in 1995, approximately $43 billion was spent in the United States on dental services. HCFA projects annual dental expenditures to increase at an average annual rate of six percent per year, reaching $79 billion in the year 2005. The Company believes there are several factors that will drive growth in dental expenditures in the United States, including (i) the aging of the population, which increases the demand for restorative and maintenance procedures (E.G., crowns, bridges and implants) that tend to be more profitable than routine procedures (E.G., cleanings and fillings); (ii) the increasing attention to dental health and wellness, with greater emphasis on personal appearance, which increases the demand for general dentistry services and, in particular, cosmetic dental procedures (E.G., porcelain bonding and bleaching), which also tend to be more profitable than routine procedures; and (iii) the increasing percentage of the population covered by some form of dental insurance, which, according to the National Center for Health Statistics, makes patients more likely to seek treatment from their dentist.

    Payments for dental services are made either directly by patients or by third-party payors. Third-party payors primarily consist of private insurance indemnity plans, preferred provider organizations ("PPOs") and dental health maintenance organizations and other managed care programs ("DHMOs"). Private indemnity insurance companies typically pay for a patient's dental care on a fee-for-service basis, while PPO plans pay on a discounted fee-for-service basis. DHMO plans typically pay on a per-person, per-month basis regardless of the level of service provided to the patient. In the case of both PPOs and DHMOs, patients typically must pay on a fee-for-service basis for any services outside the limited range of dental procedures covered. According to the 1997 Mercer Consulting Group survey of Employer-Sponsored Health Plans, approximately 86% of the respondents in that survey reported that they offer their employees dental plans that pay for dental services on a fee-for-service basis, while approximately 22% of the plans surveyed are PPO and DHMO plans (I.E., discounted fee-for-service payments or capitated payments). According to HCFA, only approximately four percent of all payments for dental care are made under the Medicaid program (which provides limited coverage for indigent children), with no coverage being provided by the Medicare program.

    In a 1995 survey, the ADA reported that there were approximately 153,000 active dentists in the United States, approximately 88% of whom were practicing either alone or with only one other dentist. In recent years, dentists have begun to consolidate into affiliated groups and with practice management organizations. Dentists who affiliate with practice management companies gain several benefits, such as opportunities to achieve economies of scale, to implement cost management techniques and to gain access to capital for new equipment and other working capital needs.

BUSINESS STRATEGY

    The Company's objective is to become a leader in providing dental practice management services. In order to achieve this objective, the Company's strategy includes the following elements:

    - FOCUS ON TRADITIONAL FEE-FOR-SERVICE DENTAL CARE. According to the 1997 Mercer Consulting Group Survey of Employer-Sponsored Health Plans, approximately 86% of the respondents in that survey reported that they offer their employees dental plans that pay for dental services on a fee-for-service basis. The Company believes that fee-for-service care is high-quality, highly profitable and professionally rewarding for dentists.

    - INCREASE PRODUCTIVITY AND PROFITABILITY OF AFFILIATED PRACTICES BY IMPLEMENTING THE PENTEGRA DENTAL PROGRAM. The Pentegra Dental Program involves implementing techniques designed to increase revenues and lower costs, as well as methods to make the dentist and his or her practice team more efficient in the delivery of dental care.

    - LOWER OPERATING COSTS BY ACHIEVING ECONOMIES OF SCALE. The Company believes that, as a result of its size and resources, it will be able to provide Affiliated Practices with certain management functions at lower cost than if the Affiliated Practices were to perform the services by themselves.

    - FREE THE DENTIST TO FOCUS MORE TIME ON THE PRACTICE OF DENTISTRY. The Company will relieve practicing dentists of administrative tasks. The Company believes its management and administrative support will substantially reduce the amount of time affiliated dentists are required to spend on administrative matters and enable them to dedicate more time and effort toward the growth of their professional practices.

    - GROW THROUGH ACQUISITIONS AND AFFILIATIONS OF ADDITIONAL DENTAL PRACTICES. The Company will generally seek to affiliate with practices that have high potential for future growth, particularly through implementation of the Pentegra Dental Program, an established reputation for high-quality care and a strategic fit either in an existing market or as an entry into a new market.

SERVICES AND OPERATIONS

    THE PENTEGRA DENTAL PROGRAM

    The Company intends to implement the Pentegra Dental Program at each Affiliated Practice. The Pentegra Dental Program was developed by Dr. Reed through Pentegra, Ltd. and Napili. Napili was founded in 1963 and has conducted technical and management seminars for over 15,000 practicing dentists, including many who have attended these seminars more than once. As a result of demand by attendees of Napili seminars, Dr. Reed established Pentegra, Ltd. in 1988 to provide hands-on, on-site training and services to small groups of dentists. Shortly after completion of the Offering, Pentegra, Ltd. and Napili will no longer operate independently and their services will be available exclusively to Affiliated Practices.

    The Company focuses on traditional fee-for-service practices, which generate revenue by providing care to their established patient bases and typically grow through patient referrals. The Company believes that the average dentist has the skills necessary to diagnose and provide appropriate care to patients, but many of them have not developed the skills needed to obtain patient acceptances of, and commitments to, the treatment plans. As a result, a significant amount of recommended care may not be completed, with correspondingly lower revenues to the dentists.

    The Pentegra Dental Program is based on a cooperative approach that emphasizes patient wellness and involves the dentist and his or her patient mutually agreeing on a program to achieve and maintain optimal oral health. The Company will provide seminars and on-site training and support to assist affiliated dentists (who will control the practice of dentistry at Affiliated Practices) and their teams to communicate effectively with each patient regarding the type and value of care needed, obtain the patient's commitment to a treatment plan and then implement the agreed-upon treatment plan. An initial on-site consulting and training session will be provided to Affiliated Practices lasting from one to three days, with subsequent sessions provided as necessary. At each initial session, the Company will perform an analysis that includes on-site observation of the dental practice, monitoring of the clinical staff and patient flow, as well as a review of the charting and record documentation of the care provided. The purpose of this analysis is to identify areas where improvements might be made in the day-to-day operations of the dental practice, including changes in personnel and facility utilization, patient scheduling and communication (both between the dentist and his or her staff and between all dental practice personnel and its patients). In addition, the dental practice's personnel, including its dentists, are introduced to techniques designed to (i) improve communication among them and (ii) sensitize them to becoming more confident and consistent in their communications with patients in order to ensure that each patient is fully informed and agrees with the dentist on a mutually acceptable treatment plan. The Company and the Affiliated Practices will monitor the patients' treatment plans by using active recall systems to ensure that scheduled treatments are actually performed. The Pentegra Dental Program stresses quality of care and personal attention, both of which the Company believes are highly valued by patients and help achieve treatment plan acceptance. The Company intends to develop and maintain a statistical database for each Affiliated Practice to define and measure the standard of care and assure that the desired standards are being achieved.

    The Pentegra Dental Program also analyzes and rationalizes fee structures to increase profitability. The Company believes that typical fee structures do not accurately reflect all direct and indirect costs of various procedures. In order to address this, the Company will use time-related cost allocation models to recommend fee structures for Affiliated Practices that are designed to reflect the true cost of procedures and, hence, increase profitability.

    In addition, the Pentegra Dental Program focuses on increasing the productivity of the dentist and his or her team. The Company will seek to increase the use of hygienists and production at the Affiliated Practices. A number of dental services can be provided by hygiene teams with only limited involvement by the dentist, thereby enabling dentists to use their extra time on higher margin procedures requiring greater expertise and skill. The Company will also monitor the Affiliated Practices' patient scheduling and time spent with patients, and will provide office design services, in order to increase utilization of existing dental equipment and personnel.

    MANAGEMENT INFORMATION SYSTEMS

    The Company will utilize an integrated server-based information system to track important operational and financial data related to each Affiliated Practice's performance. The Company's management information system will enable the Company to collect from each Affiliated Practice, on a daily basis, data on patients seen, number and type of procedures performed, billing and collections, and other data needed for financial reporting and analysis. The Company will then compile and analyze this data in order to promote efficiency and assure high quality care at Affiliated Practices, as well as maintain necessary financial controls. The Company's management information system will also enable the Company to centralize certain functions, such as purchasing, accounts payable and payroll processing, and achieve economies of scale.

    The centralized data repository of the Company's management information system has been completed. The Company is currently in the process of refining and testing the interfacing of its management information system with beta sites at selected Founding Affiliated Practices. The Company has successfully completed testing to ensure access to the Company's data repository via the internet at the beta sites, but has not yet completed testing of the entry and retrieval of statistical data into the data repository from the beta sites. The Company expects its integrated system to be operational at all of the Founding Affiliated Practices at the closing of the Offering, and will be installed promptly at all future Affiliated Practices as they affiliate with the Company. Any significant delay or increase in expense associated with the conversion and integration of management information systems used by Affiliated Practices could have a material adverse effect on the successful implementation of the Company's expansion strategy. In addition, the Company will have some systems that will remain decentralized for at least some time, such as cash collections. Accordingly, the Company will rely on local staff for certain functions, including transferring cash from the Affiliated Practices to the Company.

    OTHER PRACTICE MANAGEMENT SERVICES

    The Company will provide other practice management services to the Affiliated Practices, including staffing, general business and professional dental education and training to affiliated dentists, dental hygenists and office staff, employee benefits administration, advertising and other marketing support and, where permitted by applicable law, dentist recruiting. This management and administrative support should substantially reduce the amount of time affiliated dentists are required to spend on administrative matters and enable them to dedicate more time and effort toward the growth of their professional practices. In addition, the Company expects to be able to negotiate, on behalf of Affiliated Practices, discounts on, among other things, dental and office supplies, health and malpractice insurance and equipment. The Company does not currently intend to enter into any agreements with third-party payors.

    In certain markets, the Company may assist Affiliated Practices in securing reimbursement contracts from third-party payors. In those situations, the Company's role will be to negotiate and administer the contracts on behalf of the Affiliated Practices.

LOCATIONS

    Upon consummation of the Affiliations, the Company will provide management services to the Founding Affiliated Practices, with offices in the following states:

                                                                                NUMBER OF
                                                                     -------------------------------
                               STATE                                  OFFICES   DENTISTS    CITIES
-------------------------------------------------------------------  ---------  ---------  ---------
Alaska.............................................................          1          1          1
Arizona............................................................          6          7          4
California.........................................................          1          1          1
Colorado...........................................................          4          6          4
Florida............................................................          3          3          2
Louisiana..........................................................          1          1          1
Maine..............................................................          1          1          1
Maryland...........................................................          1          1          1
Massachusetts......................................................          1          2          1
Michigan...........................................................          1          1          1
Nebraska...........................................................          2          2          1
New Mexico.........................................................          1          2          1
New York...........................................................          4          4          3
North Dakota.......................................................          1          1          1
Oregon.............................................................          1          1          1
Texas..............................................................         31         40         12
Washington.........................................................          2          2          2
Wisconsin..........................................................          1          1          1
                                                                     ---------  ---------  ---------
  Totals...........................................................         63         77         39
                                                                     ---------  ---------  ---------
                                                                     ---------  ---------  ---------

    All office facilities are leased, in some cases from the owner of the Affiliated Practice using the facility. Pursuant to its Service Agreements, the Company will provide all the office facilities (which it intends to lease), dental equipment and furnishings to the Affiliated Practices.

SUMMARY OF TERMS OF AFFILIATIONS

    The aggregate consideration that will be paid by Pentegra to the promoters consists of (i) approximately $6.4 million in cash and (ii) 3,094,468 shares of Common Stock. The Company will also assume certain indebtedness of the Founding Affiliated Practices of approximately $2.6 million. Pentegra will acquire substantially all the assets necessary to operate the business of each of the Founding Affiliated Practices, except as limited by applicable restrictions on the corporate practice of dentistry. See Note 4 of Notes to the Pentegra Dental Group, Inc. Financial Statements and "--Government Regulation." The assets to be acquired include furniture, fixtures, computer equipment, dental chairs, lights, autoclaves, mixers, vacuum and suction systems, cabinets, hand instruments and hand pieces of each Founding Affiliated Practice. Pentegra will also acquire the intangible assets of each Founding Affiliated Practice and will employ the non-professional staff of each Founding Affiliated Practice. Prior to consummation of the Offering, each dentist-owner who owns a Founding Affiliated Practice will form a new professional corporation or association that will (i) employ the dentists-owner and all other dentists working at the

Founding Affiliated Practice and (ii) be a party to a Service Agreement to whom the Company will provide services thereunder. The Company will own no interest in those professional corporations or associations. In the event of a breach of the Service Agreement by an Affiliated Practice, the Company will have the right to designate a dentist to purchase the ownership interests of the applicable professional corporation or association.

    The consideration being paid by Pentegra for each Founding Affiliated Practice was determined by negotiations between executive officers of Pentegra not affiliated with any Founding Affiliated Practice and a representative of that Founding Affiliated Practice. Pentegra used valuation methods to negotiate the consideration being paid to each of the Founding Affiliated Practices, including the respective practices wholly owned by Drs. Reed, Andress, Clarke, Greder, Kay and Yaros, which methods were based upon the Founding Affiliated Practice's gross revenue, net of certain operating expenses, and the Company's assessment of growth potential.

    The closing of each Affiliation is subject to customary conditions. These conditions include, among others, the accuracy, on the closing date of the Affiliations, of the representations and warranties made by the Founding Affiliated Practices and their stockholders and by the Company; the performance of each of their respective covenants included in the agreements relating to the Affiliations; and the absence of any material adverse change in the results of operations, financial condition or business of each Founding Affiliated Practice.

    Any Founding Affiliated Practice's acquisition agreement may be terminated, under certain circumstances, prior to the closing of the Offering: (i) by the mutual consent of Pentegra and the Founding Affiliated Practice; (ii) if the Offering and the acquisition of that Founding Affiliated Practice are not closed by March 31, 1998; or (iii) by the Founding Affiliated Practice or Pentegra if a material breach or default is made by the other party in the observance or in the due and timely performance of any of the covenants, agreements or conditions contained in the acquisition agreement.

SERVICE AGREEMENTS

    Upon consummation of the Affiliations, the Company will enter into a Service Agreement with each Founding Affiliated Practice under which the Company will become the exclusive manager and administrator of non-dental services relating to the operation of the Founding Affiliated Practices. The following is intended to be a brief summary of the typical form of Service Agreement the Company will enter into with each Founding Affiliated Practice. The Company expects to enter into similar agreements with Affiliated Practices in the future. The actual terms of the various Service Agreements vary from the description below on a case-by-case basis, depending on negotiations with the individual Founding Affiliated Practices and the requirements of applicable law and governmental regulations.

    The Service Fees payable under the Service Agreements to the Company by the professional corporations or associations to be formed by the dentist-owners of the Founding Affiliated Practices were determined in arm's-length negotiations among the parties. Those Affiliated Practices that have revenues greater than the average amount of revenues generated by the Affiliated Practices will typically require more administrative and other services from the Company than those Affiliated Practices with lower than average revenues. Such fees, together with reimbursement for operating and non-operating expenses of each Affiliated Practice to be paid by the Company pursuant to the Service Agreements, are payable monthly and consist of various combinations of the following: (i) a percentage (ranging from 30% to 40%) of the Affiliated Practice's revenues related to dental services less operating expenses associated with the operation of the Affiliated Practice; (ii) a percentage (16%) of the Affiliated Practice's dental service revenues, not to exceed a percentage (35%) of the difference between those revenues and operating expenses associated with the operation of the Affililated Practice; or (iii) the greater of (a) a percentage (not to exceed 35%) of the Affiliated Practice's revenues related to dental services less operating expenses associated with the operation of the Affiliated Practice or (b) a specified fixed fee. In addition, with respect to four of the Founding Affiliated Practices, the Service Fees are based on fixed fees that are subject to renegotiation on an annual basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations--Planned Operations."

    Pursuant to each Service Agreement, the Company will, among other things,
(i) act as the exclusive manager and administrator of non-dental services relating to the operation of the Founding Affiliated Practice, subject to certain matters reserved to the Founding Affiliated Practice, (ii) administer the billing of patients, insurance companies and other third-party payors and collect on behalf of the Founding Affiliated Practice the fees for professional dental and other services and products rendered or sold by the Founding Affiliated Practice, (iii) provide, as necessary, clerical, accounting, payroll, legal, bookkeeping and computer services and personnel, information management, printing, postage and duplication services and transcribing services, (iv) supervise and maintain custody of substantially all files and records (other than patient records if prohibited by applicable law), (v) provide facilities, equipment and furnishings for the Founding Affiliated Practice, (vi) order and purchase inventory and supplies as reasonably requested by the Founding Affiliated Practice and (vii) implement, in consultation with the Founding Affiliated Practice, public relations or advertising programs.

    Pursuant to each Service Agreement, the respective Founding Affiliated Practice retains the decision-making power and responsibility for, among other things, (i) hiring, compensating and supervising dentist-employees and other licensed dental professionals, (ii) ensuring that dentists have the required licenses, credentials, approvals and other certifications appropriate for the performance of their duties and (iii) complying with federal and state laws, regulations and ethical standards applicable to the practice of dentistry. In addition, the Founding Affiliated Practice will be exclusively in control of all aspects of the practice of dentistry and the provision of dental services.

    Each Service Agreement is for an initial term of 40 years, with automatic extensions (unless specified notice is given) of five years. The Service Agreement may be terminated by either party if the other party (i) files a petition in bankruptcy or other similar events occur or (ii) defaults on the performance of a material duty or obligation, which default continues for a specified term after notice. In addition, the Service Agreement may be terminated by the Company (i) if the Founding Affiliated Practice or a dental employee engages in conduct for which the dental employee's license to practice dentistry is revoked or suspended or is the subject of any restrictions or limitations by any governmental authority to such an extent that he, she or it cannot engage in the practice of dentistry or (ii) upon a breach by the dentist of the employment agreement between the Founding Affiliated Practice and the dentist.

    The Service Agreement requires the Founding Affiliated Practice to enforce the employment agreements between the Founding Affiliated Practice and the dentists associated with the Founding Affiliated Practice (the "Dentist Employment Agreements"). If the Founding Affiliated Practice does not enforce such employment agreement, the Company may, at its option, require the Founding Affiliated Practice to either assign (i) such employment agreement or (ii) the rights to enforce the covenant not to compete set forth therein to the Company or its designee.

    The Founding Affiliated Practice is responsible for obtaining professional liability insurance for the employees of the Founding Affiliated Practice and the Company is responsible for obtaining general liability and property insurance for the Founding Affiliated Practice.

    Upon termination of a Service Agreement, the Founding Affiliated Practice has the option to purchase and assume, and the Company has the option to require the Founding Affiliated Practice to purchase and assume, the assets and liabilities related to the Founding Affiliated Practice at the fair market value thereof, except in certain circumstances where the Founding Affiliated Practice or the Company, as applicable, was in breach of the Service Agreement.

DENTIST AGREEMENT

    Each dentist who has an ownership interest in a Founding Affiliated Practice will enter into a dentist agreement, which provides the Company such dentist's guarantee (for the initial five years and for so long thereafter as he or she owns any interest in the Founding Affiliated Practice) of the Founding Affiliated Practice's obligations under the applicable Service Agreement. In addition, such agreement provides that the dentist may not sell his or her ownership interest during the dentist's five-year employment term without the Company's prior written consent. In the event of a default under the Service Agreement by the Founding Affiliated Practice, the dentist agreement provides that the Company may, at its option, require the Founding Affiliated Practice to convey its patient records and the capital stock of the Founding Affiliated Practice to the Company's authorized designee, who, in any such case, the Company anticipates will be a dentist affiliated with an Affiliated Practice.

DENTIST EMPLOYMENT AGREEMENTS

    Upon consummation of the Affiliations, each Founding Affiliated Practice will be a party to a Dentist Employment Agreement with each dentist owner, including the dentist who owns such Founding Affiliated Practice. The Dentist Employment Agreements with dentists who will receive cash or Common Stock in the Affiliations are for an initial term of five years and continue thereafter on a year-to-year basis until terminated under the terms of the agreements. The Dentist Employment Agreements provide that the employee dentist will not compete with the Affiliated Practice during the term of the agreement and following the termination of the agreement for a term of two years in a specified geographical area. If employment of a dentist is terminated during the initial five-year term without the consent of Pentegra for any reason other than the dentist's death or disability or the occurrence of certain events outside the dentist's control, an event of default will occur under the Service Agreement. In certain jurisdictions a covenant not to compete may not be enforceable under certain circumstances. See "Risk Factors-- Reliance on Affiliated Practices and Dentists."

COMPETITION

    The Company anticipates facing substantial competition from other companies to establish affiliations with additional dental practices. The Company is aware of several publicly traded dental practice management companies that have operations in jurisdictions where one or more Founding Affiliated Practices conduct business (including Apple Orthodontix, Inc., Birner Dental Management Services, Inc., Castle Dental Centers, Inc., Coast Dental Services, Inc., Dental Care Alliance, Inc., Gentle Dental Service Corp., Monarch Dental Corporation, OrthAlliance, Inc. and Orthodontic Centers of America, Inc.) and several companies pursuing similar strategies in other segments of the health care industry. Certain of these competitors have greater financial and other resources than the Company and have operations in areas where the Company may seek to expand in the future. Additional companies with similar objectives are expected to enter the Company's markets and compete with the Company. In addition, the business of providing dental services is highly competitive in each market in which the Company will operate. Each of the Founding Affiliated Practices faces local competition from other dentists, pedodontists and other providers of specialty dental services (such as periodontists, orthodontists and oral surgeons), some of whom have more established practices. There can be no assurance that the Company or the Affiliated Practices will be able to compete effectively with their respective competitors, that additional competitors will not enter their markets or that additional competition will not have a material adverse effect on the Company or the Affiliated Practices.

EMPLOYEES

    As of January 31, 1998, the Company employed three persons. Upon consummation of the Affiliations, the Company expects that it will have approximately 390 employees, of which approximately 15 will be employed at the Company's headquarters in Phoenix, Arizona or at the Company's regional office in

Houston, Texas, and approximately 375 will be employed at the locations of the Founding Affiliated Practices. None of the Company's employees is, or upon consummation of the Affiliations will be, represented by collective bargaining agreements. The Company considers its employee relations to be good.

LITIGATION AND INSURANCE

    The Affiliated Practices provide dental services to the public and are exposed to the risk of professional liability and other claims. In recent years, dentists have become subject to an increasing number of lawsuits alleging malpractice and related legal theories. Some of these lawsuits involve large claims and significant defense costs. Any suits or claims involving the Company or dentists at the Affiliated Practices, if successful, could result in substantial damage awards to the claimants that may exceed the limits of any applicable insurance coverage. Although the Company does not control the practice of dentistry by the Affiliated Practices, it could be asserted that the Company should be held liable for malpractice of a dentist employed by an Affiliated Practice. Each Affiliated Practice has undertaken to comply with all applicable regulations and legal requirements, and the Company maintains liability insurance for itself. There can be no assurance, however, that a future claim or claims will not be successful or, if successful, will not exceed the limits of available insurance coverage or that such coverage will continue to be available at acceptable costs.

    The Company is currently not a party to any claims, suits or complaints. The Company may become subject to certain pending claims (each of which is an ordinary routine proceeding incidental to the business of the applicable Founding Affiliated Practice) as the result of successor liability in connection with the Affiliations; however, it is management's opinion that the ultimate resolution of those claims will not have a material adverse effect on the financial position, operating results or cash flows of the Company.

    The Founding Affiliated Practices have maintained professional liability insurance coverage, generally on a claims-made basis. Such insurance provides coverage for claims asserted when the policy is in effect regardless of when the events that caused the claim occurred. The Company intends to acquire similar coverage after the closing of the Affiliations, since the Company, as a result of the Affiliations, will in some cases succeed to the liabilities of the Founding Affiliated Practices. Therefore, claims may be asserted against the Company after the closing of Affiliations for events that occurred prior to such closing.

GOVERNMENT REGULATION

    The dental services industry is regulated extensively at both the state and federal levels. Regulatory oversight includes, but is not limited to, considerations of fee-splitting, corporate practice of dentistry, prohibitions on fraud and abuse, restrictions on referrals and self-referrals, advertising restrictions, restrictions on delegation and state insurance regulation.

    CORPORATE PRACTICE OF DENTISTRY AND FEE-SPLITTING RESTRICTIONS

    The laws of many states, including all of the states in which the Founding Affiliated Practices are located other than New Mexico and Wisconsin, permit a dentist to conduct a dental practice only as an individual, a member of a partnership or an employee of a professional corporation, professional association, limited liability company or limited liability partnership. These laws prohibit business corporations such as the Company from engaging in the practice of dentistry or employing dentists to practice dentistry. The specific restrictions against the corporate practice of dentistry, as well as the interpretation of those restrictions by state regulatory authorities, vary from state to state. The restrictions are generally designed to prohibit a non-dental entity (such as the Company) from controlling the professional assets of a dental practice (such as patient records and payor contracts), employing dentists to practice dentistry (or, in certain states, employing dental hygienists or dental assistants) or controlling the content of a dentist's advertising or professional practice. The laws of many states, including all of the states in which the Founding Affiliated Practices are located other than Alaska, Maine, Massachusetts, New Mexico and Wisconsin, also prohibit dentists from sharing professional fees with non-dental entities. State dental boards do not generally interpret these prohibitions as preventing a non-dental entity from owning non-professional assets used by a dentist in a dental practice or providing management services to a dentist for a fee, provided certain conditions are met. The Company believes that its operations will not contravene any restriction on the corporate practice of dentistry. There can be no assurance, however, that a review of the Company's business relationships by courts or regulatory authorities will not result in determinations that could prohibit or otherwise adversely affect the operations of the Company or that the regulatory environment will not change, requiring the Company to reorganize or restrict its existing or future operations. The laws regarding fee-splitting and the corporate practice of dentistry and their interpretation are enforced by regulatory authorities with broad discretion. There can be no assurance that the legality of the Company's business or its relationship with the Affiliated Practices will not be successfully challenged or that the enforceability of the provisions of any Service Agreement will not be limited.

    In many states in which the Founding Affiliated Practices are located, there is no case law or other authority interpreting the foregoing provisions. There are, however, interpretations in some states of analogous medical provisions. One recent example is in the State of Florida, where the Florida Board of Medicine recently considered the issue of whether a physician practice is permitted to enter into a management agreement pursuant to which the managing entity earns a management fee which includes a percentage of the practice's net income as consideration for providing certain management and operational services. The Florida Board of Medicine issued an opinion indicating that such a management agreement is prohibited by applicable fee-splitting statutes. However, that order has been stayed pending its appeal to the Florida courts. Although the Florida Board of Medicine's decision did not apply to dental practices, the court considering the appeal of the Board of Medicine's order could reach conclusions or make statements that affect the application of fee-splitting provisions applicable to dental management agreements. Pursuant to the terms of the Service Agreements, in the event such a Service Agreement were determined to be in violation of applicable law, the agreement would have to be amended in a manner that complies with applicable law and preserves, to the greatest extent possible, the economic interests of the parties thereto.

    FRAUD AND ABUSE LAWS AND RESTRICTIONS ON REFERRALS AND SELF-REFERRALS

    Many states in which the Founding Affiliated Practices are located, including California, Florida, Maine, Maryland, Michigan, New York, Texas and Washington, have fraud and abuse laws that, in many cases, apply to referrals for items or services reimbursable by any insurer, not just by Medicare and Medicaid. A number of states, including many of the states in which the Founding Affiliated Practices are located, also impose significant penalties for submitting false claims for dental services. In addition, most states in which the Founding Affiliated Practices are located, including Alaska, Arizona, California, Florida, Louisiana, Maine, Maryland, Michigan, New York, Texas and Washington, have laws prohibiting paying or receiving any remuneration, direct or indirect, that is intended to induce referrals for health care items or services, including dental items and services. Many states in which the Founding Affiliated Practices are located either prohibit or require disclosure of self-referral arrangements and impose penalties for the violation of these laws. Many states, including Alaska, Florida and Maine, limit the ability of a person other than a licensed dentist to own or control equipment or offices used in a dental practice. Some of these states allow leasing of equipment and office space to a dental practice under a bona fide lease, if the equipment and office remain under the control of the dentist. The Service Agreements that will be entered into by the Company with respect to Affiliated Practices in Florida and Maine will provide that equipment and offices owned or leased by the Company and used at an Affiliated Practice will remain under the exclusive control of the dentists employed by that Affiliated Practice.

    Federal laws regulating the provision of dental care apply only to dental services which are reimbursed under the Medicare and Medicaid programs. Because none of the Founding Affiliated Practices receive any revenue under Medicare or Medicaid, the impact of these laws on the Company is anticipated to be negligible. There can be no assurance, however, that Affiliated Practices will not have patients in the future covered by these laws, or that the scope of these laws will not be expanded in the future, and if expanded, such laws or interpretations thereunder could have a material adverse effect on the Company.

    The federal fraud and abuse statute prohibits, subject to certain safe harbors, the payment, offer, solicitation or receipt of any form of remuneration in return for, or in order to induce: (i) the referral of a person for service,
(ii) the furnishing or arranging to furnish items or services or (iii) the purchase, lease or order or the arrangement or recommendation of a purchase, lease or order of any item or service which is, in each case, reimbursable under Medicare or Medicaid. The statute reflects the federal government's policy of increased scrutiny of joint ventures and other transactions among healthcare providers in an effort to reduce potential fraud and abuse related to Medicare and Medicaid costs. Because dental services are covered under various government programs, including Medicare and Medicaid, this federal law applies to dentists and the provision of dental services under those programs.

    Significant prohibitions against dentist self-referrals for services covered by Medicare and Medicaid programs were enacted, subject to certain exceptions, by Congress in the Omnibus Budget Reconciliation Act of 1993. These prohibitions, commonly known as Stark II, amended prior physician and dentist self-referral legislation known as Stark I (which applied only to clinical laboratory referrals) by dramatically enlarging the list of services and investment interests to which the self-referral prohibitions apply. Stark II prohibits a physician or dentist, or a member of his or her immediate family, from making referrals for certain "designated health services" to entities in which the physician or dentist has an ownership or investment interest, or with which the physician or dentist has a compensation arrangement. "Designated health services" include, among other things, clinical laboratory services, radiology and other diagnostic services, radiation therapy services, durable medical equipment, prosthetics, outpatient prescription drugs, home health services and inpatient and outpatient hospital services. Stark II prohibitions include referrals within the physician's or dentist's own group practice (unless such practice satisfies the "group practice" exception) and referrals in connection with the physician's or dentist's employment arrangements with the practice (unless the arrangement satisfies the employment exception). Stark II also prohibits billing the Medicare or Medicaid programs for services rendered following prohibited referrals. Noncompliance with, or violation of, Stark II can result in exclusion from the Medicare and Medicaid programs and civil and criminal penalties. The Company believes that its operations as presently conducted do not pose a material risk under Stark II, primarily because the Company does not provide "designated health services." Nevertheless, there can be no assurance that Stark II will not be interpreted or hereafter amended in a manner that has a material adverse effect on the Company's operations.

    OTHER FEDERAL REGULATIONS

    Federal regulations also allow state licensing boards to revoke or restrict a dentist's license in the event such dentist defaults in the payment of a government-guaranteed student loan, and further allow the Medicare program to offset such overdue loan payments against Medicare income due to the defaulting dentist's employer. The Company cannot assure compliance by dentists with the payment terms of their student loans, if any.

    The operations of the Affiliated Practices are also subject to compliance with regulations promulgated by the Occupational Safety and Health Administration ("OSHA"), relating to such matters as heat sterilization of dental instruments and the use of barrier techniques such as masks, goggles and gloves.

    LICENSURE, ADVERTISING RESTRICTIONS AND LIMITATIONS ON DELEGATION

    The dentists associated with the Affiliated Practices must possess a license from the applicable state Board of Dental Examiners and a permit from the U.S. Drug Enforcement Agency.

    Some states prohibit the advertising of dental services under a trade or corporate name. Some states, including Texas, require all advertisements to be in the name of the dentist. A number of states also regulate the content of advertisements of dental services and the use of promotional gift items. In addition, many states impose limits on the tasks that may be delegated by dentists to hygienists and dental assistants. These laws and their interpretations vary from state to state and are enforced by the courts and by regulatory authorities with broad discretion.

    INSURANCE REGULATION

    There are certain state insurance regulatory risks associated with the Company's anticipated role in negotiating and administering managed care contracts on behalf of the Affiliated Practices. The application of state insurance laws to third-party payor arrangements, other than fee-for-service arrangements, is an unsettled area of law with little guidance available. State insurance laws are subject to broad interpretation by regulators and, in some states, state insurance regulators may determine that the Company or the Affiliated Practices are engaged in the business of insurance because of the capitation features (or similar features under which an Affiliated Practice assumes financial risk) that may be contained in managed care contracts. In the event that the Company or an Affiliated Practice is determined to be engaged in the business of insurance, the Company or the Affiliated Practice could be required to either seek licensure as an insurance company or change the form of its relationships with the third-party payors. There can be no assurance that the Company's operations would not be adversely affected if the Company or any of the Affiliated Practices were to become subject to state insurance regulations.

    HEALTH CARE REFORM

    The United States Congress has considered various types of health care reform, including comprehensive revisions to the current health care system. It is uncertain what legislative proposals, if any, will be adopted in the future or what actions federal or state legislatures or third-party payors may take in anticipation of or in response to any health care reform proposals or legislation. There can be no assurance that applicable federal or state laws and regulations will not change or be interpreted in the future either to restrict or adversely affect the Company's relationships with dentists or the operation of Affiliated Practices.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    As required by the Company's Bylaws, after the closing of the Offering, a majority of the Company's Board of Directors will be dentists who are affiliated with Affiliated Practices. The following table sets forth certain information concerning the Company's directors, the nine persons nominated to become directors on the closing of the Offering and the executive officers of the Company (ages are as of February 20, 1997):

                 NAME                       AGE                                 POSITION
---------------------------------------     ---     ----------------------------------------------------------------
Omer K. Reed, D.D.S....................         66  Chairman of the Board and Clinical Officer
Gary S. Glatter........................         44  President, Chief Executive Officer and Director
Sam H. Carr(1).........................         41  Senior Vice President, Chief Financial Officer and Director
James L. Dunn, Jr.(2)..................         36  Senior Vice President, Chief Development Officer and Director
John G. Thayer.........................         44  Senior Vice President and Chief Operating Officer
Kimberlee K. Rozman....................         37  Senior Vice President, General Counsel and Secretary
Ronnie L. Andress, D.D.S.(1)...........         42  Director
J. Michael Casas.......................         35  Director
James H. Clarke, Jr., D.D.S.(1)........         49  Director
Ronald E. Geistfeld, D.D.S.(1).........         64  Director
Allen M. Gelwick(2)....................         38  Director
Mack E. Greder, D.D.S.(1)..............         54  Director
Roger Allen Kay, D.D.S.(1).............         52  Director
Gerald F. Mahoney(1)...................         54  Director
Anthony P. Maris(1)....................         64  Director
George M. Siegel.......................         60  Director
Ronald M. Yaros, D.D.S.(1).............         51  Director

---------

(1) Appointment as a director will become effective upon the closing of the Offering.

(2) Each of Mr. Dunn and Mr. Gelwick intends to resign as a director upon the closing of the Offering.

OMER K. REED, D.D.S. has served as the Company's Chairman of the Board and Clinical Officer since May 1997. He founded Pentegra, Ltd. in 1988 and Napili in 1963, and is a practicing dentist with one of the Founding Affiliated Practices. Since inception, Pentegra, Ltd. and Napili have provided comprehensive management and consulting services to dental practices around the nation. In 1965, Dr. Reed founded the CeramDent Laboratory and he has maintained a private dental practice in Phoenix since 1959. He has held associate professorships in the Departments of Ecological Dentistry at the University of North Carolina, Chapel Hill (1978-1988) and the University of Minnesota (1982-1991), and has lectured extensively around the world on various subjects related to the practice of dentistry. Dr. Reed also serves on the Board of Directors of Century Companies of America, CUNA Mutual Insurance Group and the American Volunteer Medical Team. Pursuant to the terms of his employment agreement with the Company, the Company has undertaken to use its best efforts to elect Dr. Reed as a director of the Company.

GARY S. GLATTER has served as the Company's President, Chief Executive Officer and a Director since May 1997. From January 1994 to March 1997, he was President and Chief Operating Officer of H.E.R.C. Products Incorporated, a public company engaged in manufacturing and selling chemical rehabilitation products for water distribution systems. From 1989 until 1993, Mr. Glatter served as President and Chief Executive Officer of Classic Properties, a New York-based real estate company. Pursuant to the terms of his employment agreement with the Company, the Company has undertaken to use its best efforts to elect Mr. Glatter as a director of the Company.

SAM H. CARR has served as the Company's Senior Vice President and Chief Financial Officer since September 1997. From September 1996 until August of 1997, Mr. Carr served as Vice President--Finance and Corporate Development of Ankle & Foot Centers of America, LLP, a podiatry practice management company. From February 1995 until July 1996, Mr. Carr was a Senior Manager with Arthur Andersen LLP. Prior thereto, Mr. Carr was Chief Financial Officer of Columbia/HCA's Bellaire Hospital in Houston, Texas from January 1994 until January 1995, and Vice President of Finance of St. Vincent Hospital in Santa Fe, New Mexico from 1990 until 1994. From 1978 to 1990, Mr. Carr was an accountant with Arthur Andersen L.L.P. Mr. Carr is a certified public accountant. Pursuant to the terms of his employment agreement with the Company, the Company has undertaken to use its best efforts to elect Mr. Carr as a director of the Company.

JAMES L. DUNN, JR. has served as the Company's Senior Vice President and Chief Development Officer since July 1997 and as a Director since March 1997. Since 1987, Mr. Dunn has been an attorney practicing as a sole practitioner in Houston, Texas. His legal practice is focused on providing services to members of the dental community. He has been actively involved in the valuation and sale of dental practices over the past five years. In 1995, Mr. Dunn was appointed to the Texas Medical Disclosure Panel, the body that determines which dental procedures require informed consent. Mr. Dunn is a member of the American Society of Pension Actuaries and is a certified public accountant.

JOHN G. THAYER has served as the Company's Senior Vice President and Chief Operating Officer since March 1997. Prior thereto, Mr. Thayer was Managing General Partner of England and Company, a public accounting firm he co-founded in 1983, which provides accounting and practice management counseling to health care professionals in the Texas Gulf Coast area. In 1994, he co-founded Medtek Management, Inc., a privately held management information company specializing in the data processing needs of health care professionals.

KIMBERLEE K. ROZMAN has served as the Company's Senior Vice President, General Counsel and Secretary since July 1997. Prior thereto, she served as Vice President, Senior Counsel (January to July 1997) and Associate General Counsel
(1996) of Physicians Resource Group, Inc., a public company engaged in providing ophthalmic practice management services. From 1990 to 1996, Ms. Rozman was an associate with the law firm of Jackson Walker L.L.P.

RONNIE L. ANDRESS, D.D.S. has been engaged in the private practice of dentistry in Freeport, Texas since 1995 and is President of Ronnie L. Andress, D.D.S., Inc., one of the Founding Affiliated Practices. Prior to 1995, Dr. Andress was engaged in the private practice of dentistry in Houston, Texas for over 12 years.

J. MICHAEL CASAS has been the President of Gustavia Investments, L.L.C. (a newly organized venture capital firm) since October 1997. Prior thereto, he served as a Vice President of Physicians Resource Group, Inc. from June 1995 to October 1997. From October 1991 to June 1995, Mr. Casas served as Administrator of Texas Eye Institute Assoc., a comprehensive eye care provider in the greater Houston, Texas area.

JAMES H. CLARKE, JR., D.D.S. has been engaged in the private practice of dentistry in Houston, Texas since 1974 and is President of James H. Clark, Jr., D.D.S., Inc., one of the Founding Affiliated Practices.

RONALD E. GEISTFELD, D.D.S. is Professor Emeritus at the University of Minnesota School of Dentistry, where he has taught since 1982. Dr. Geistfeld also maintained a part-time dental practice in Minnesota from 1973 to 1992. He is a member of the Minnesota Dental Association, the Minneapolis District Dental Society, the American College of Dentists, the Academy of Operative Dentistry, the Minnesota Academy of Restorative Dentistry and the Minnesota Academy for Gnathological Research.

ALLEN M. GELWICK has served as a Senior Vice President of Alexander & Alexander, an insurance brokerage firm, since 1995 and was previously a member of Alexander & Alexander's Chairman's Council. From 1992 until 1994, he served as Senior Vice President for Minet Insurance Services. Prior thereto, Mr. Gelwick served as Senior Vice President for Frank B. Hall & Co. and was an underwriter for Chubb Insurance.

MACK E. GREDER, D.D.S. has been engaged in the private practice of dentistry in Omaha, Nebraska since 1970 and is President of Mack E. Greder, D.D.S., P.C., one of the Founding Affiliated Practices.

ROGER ALLEN KAY, D.D.S. has been engaged in the private practice of dentistry in Farmington and Livermore Falls, Maine since 1972 and is President of Roger Allen Kay, D.D.S., P.A., one of the Founding Affiliated Practices. He is a member of the Maine Dental Association, the American Dental Association, the Academy of General Dentistry and the American Society of Dentistry for Children.

GERALD F. MAHONEY has been Chairman of the Board and Chief Executive Officer of Mail-Well, Inc., a public company engaged in printing and envelope manufacturing with over 50 printing offices throughout the United States, since 1994. Prior thereto, he served as Chairman of the Board, President and Chief Executive Officer of Pavey Envelope beginning in 1991. Mr. Mahoney is a certified public accountant.

ANTHONY P. MARIS is a consultant to health care businesses. From 1987 to 1996, Mr. Maris was a Director, Vice President, Chief Financial Officer and Treasurer of Roberts Pharmaceutical Corporation, a public company engaged in pharmaceuticals manufacturing. Prior thereto, Mr. Maris was a Director and Chief Financial Officer of Hoffmann--La Roche Inc., a pharmaceutical manufacturer.

GEORGE M. SIEGEL was President and Chief Executive Officer of Parcelway Courier Systems, Inc., a publicly traded messenger and courier business with operations throughout North America, from 1990 to 1997. In 1993, Mr. Siegel co-founded U.S. Delivery Systems, a public company engaged in consolidating local messenger and delivery companies. Prior thereto, Mr. Siegel founded and was the President and Chief Executive Officer of U.S. Messenger & Delivery Service and Direct Dispatch Corporation, two messenger and courier service companies that he sold to Mayne Nickless Courier System, Inc.

RONALD M. YAROS, D.D.S. has been engaged in the private practice of dentistry in Aurora, Colorado since 1973 and is President of Ronald M. Yaros, D.D.S., P.C., one of the Founding Affiliated Practices. He is a member of the American Dental Association, the Colorado Dental Association, the Metro Denver Dental Society and the Academy of General Dentistry.

BOARD OF DIRECTORS

    The Board of Directors will be divided into three classes with at least four directors in each class, with the term of one class expiring at the annual meeting of stockholders in each year, commencing in 1998. At each annual meeting of stockholders, directors of the class the term of which then expires will be elected by the holders of the Common Stock to succeed those directors whose terms are expiring. The first class, whose term of office will expire at the first annual meeting of stockholders in 1998, is comprised of Drs. Andress, Geistfeld and Kay, and Mr. Casas; the second class, whose term will expire one year thereafter, is comprised of Drs. Clarke, Greder and Yaros and Mr. Carr; and the third class, whose term will expire two years thereafter, is comprised of Dr. Reed and Messrs. Glatter, Mahoney, Maris and Siegel. The Company's Bylaws provide that a majority of the members of the Board of Directors must be licensed to practice dentistry and affiliated with one of the Affiliated Practices. See "Risk Factors--Board Composition" and "--Certain Anti-takeover Provisions."

    On closing of the Offering, there will be three committees of the Board:
Audit, Compensation and Executive. The initial members of the Audit Committee will be Messrs. Maris and Mahoney. The initial members of the Compensation Committee will be Messrs. Maris, Siegel and Casas. The initial members of the Executive Committee will be Dr. Reed and Messrs. Glatter and Siegel. The members of the Audit and Compensation Committees will not be employees of the Company.

    Directors who are employees of the Company or a Founding Affiliated Practice do not receive additional compensation for serving as directors. Each director who is not an employee of the Company or a Founding Affiliated Practice will receive a fee of $1,500 for attendance at each Board of Directors meeting and $750 for each committee meeting (unless held on the same day as a Board of Directors meeting), and an initial grant of nonqualified options to purchase 10,000 shares of Common Stock (except with respect to Messrs. Casas and Siegel, who have waived their right to receive those options). Directors who are not employees of the Company will also receive annual grants of nonqualified options to purchase 5,000 shares on the first business day of the month following the date on which each annual meeting of the Company's stockholders is held. See "--1997 Stock Compensation Plan." All directors of the Company are reimbursed for out-of-pocket expenses incurred in attending meetings of the Board of Directors or committees thereof, and for other expenses incurred in their capacity as directors of the Company.

EXECUTIVE COMPENSATION

    Pentegra has conducted no operations to date other than in connection with the Offering and the Affiliations. The Company anticipates that during 1998 its most highly compensated executive officers will be Dr. Reed and Messrs. Glatter, Carr, Dunn and Thayer (the "Named Executive Officers"), each of whom has entered or will enter into an employment agreement providing for an annual salary of $87,500, $175,000, $175,000, $125,000 and $125,000, respectively. See
"--Employment Agreements."

    In addition to base salary, Messrs. Glatter, Carr, Dunn and Thayer through their employment agreements are eligible for certain bonuses described under "--Employment Agreements" and performance bonuses based on the achievement of specific financial targets of the Company. Performance bonuses will not exceed 25% of base salary for each of those officers, except Mr. Glatter (whose bonus will not exceed 50% of his base salary).

    In September 1997, the Company approved the grant of options to purchase 333,333 shares, 66,667 shares, 33,333 shares and 33,333 shares of Common Stock to Messrs. Glatter, Carr, Dunn and Thayer, respectively, under the Company's 1997 Stock Compensation Plan, exercisable at the initial public offering price per share set forth on the cover page of this Prospectus. Of the options granted to Mr. Glatter, options to acquire 166,667 shares vest on the first anniversary of the date of this Prospectus, options to acquire 66,667 shares vest on each of the second and third anniversaries of the date of this Prospectus, and options to acquire 33,333 shares vest on the fourth anniversary of the date of this Prospectus. The options granted to Messrs. Carr, Dunn and Thayer vest annually in 20% increments beginning on the first anniversary of the date of this Prospectus. See "--1997 Stock Compensation Plan."

EMPLOYMENT AGREEMENTS

    The Company has entered into employment agreements with Dr. Reed, Messrs. Glatter, Carr, Dunn and Thayer and Ms. Rozman. These agreements, which will be effective on the closing of the Affiliations and the Offering, have been filed as exhibits to the Registration Statement of which this Prospectus is a part. Each of these agreements provides for an annual base salary in an amount not less than the initial specified amount and entitles the employee to participate in all the Company's compensation plans in which other executive officers of the Company participate. Dr. Reed's employment agreement provides that he will serve as the Company's clinical officer and has a three-year term commencing on completion of the Offering. Dr. Reed's base salary under the employment agreement will be $87,500 per year, or as increased from time to time by the Board of Directors, and provides for bonus payments aggregating $1,250,000 payable by the Company in installments of $10,000 on closing of each future dental practice affiliation subsequent to the Offering until the bonus has been paid in full, provided that the bonus must be paid in full by the third anniversary of the date of this Prospectus. Mr. Glatter's employment agreement provides that he will serve as the Company's chief executive officer and president and has at least a four-year term commencing on July 1, 1997. Mr. Glatter's base salary under the employment agreement will be as follows: (i) $175,000 per year for the period from July 1, 1997 through June 30, 1998, (ii) $200,000 per year for the period from July 1, 1998 through June 30, 1999, (iii) $225,000 per year for the period from July 1, 1999 through June 30, 2000 and
(iv) $250,000 per year from July 1, 2000 thereafter or as increased from time-to-time by the Board of Directors. Each of the agreements for Messrs. Carr, Dunn and Thayer and Ms. Rozman has a continuous five-year term with an annual base salary of $175,000 for Mr. Carr and of $125,000 for each of the other officers, and is subject to the right of the Company to terminate the employee's employment at any time. Mr. Glatter is eligible to receive an annual cash bonus in an amount equal to 10%, 20%, 30%, 40% or 50% of his base salary in the event that the Company experiences from 20% to 22.5%, 22.5% to 25%, 25% to 27.5%, 27.5% to 30% or greater than 30%, respectively, growth in earnings per share on a year-to-year basis (calculated on a pro forma basis for the calendar year prior to the Company's first year of operations). For purposes of determining the applicable year's earnings per share change, the cash bonuses payable to Mr. Glatter and under all other employment agreements between the Company and its officers will be taken into account. Each of the other named officers (except Dr. Reed and Mr. Glatter) is eligible to receive an annual cash bonus in an amount equal to 5%, 10%, 15%, 20% or 25% of his or her base salary in the event that the Company experiences 20% to 22.5%, 22.5% to 25%, 25% to 27.5%, 27.5% to 30% or greater than 30%, respectively, growth in earnings per share on a year-to-year basis (calculated on a pro forma basis for the calendar year prior to the Company's first fiscal year of operations). For purposes of determining the applicable year's earnings per share change, the cash bonuses payable to the officer and under all other employment agreements between the Company and its officers will be taken into account.

    If the employee's employment is terminated by the Company without cause (as defined), Messrs. Carr, Dunn and Thayer and Ms. Rozman will be entitled to a payment equal to either 12 months' or six months' salary depending on whether such employee has relocated to Phoenix, Arizona, and Dr. Reed and Mr. Glatter will be entitled to a payment equal to the salary payable over the remaining term of their respective employment agreements. Mr. Thayer will also receive a $25,000 bonus on the closing of the Offering and a $25,000 bonus on the first anniversary of that closing. Mr. Carr will also receive compensation on the closing of the Offering equal to $4,583 multipled by the number of months in the period beginning on September 1, 1997 and ending on the closing of the Offering. Each of the foregoing agreements also contains a covenant limiting competition with the Company for one year following termination of employment.

    Each Founding Affiliated Practice will enter into an employment agreement with its dentist employees. See "Business--Dentist Employment Agreements."

1997 STOCK COMPENSATION PLAN

    In August 1997, the Board of Directors adopted, and the stockholders of the Company approved, the 1997 Stock Compensation Plan. The purpose of the 1997 Stock Compensation Plan is to provide the Company's employees, non-employee directors and advisors and employees and directors of Affiliated Practices with additional incentives by increasing their proprietary interest in the Company. The aggregate number of shares of Common Stock with respect to which options and awards may be granted under the 1997 Stock Compensation Plan may not exceed 2,000,000 shares.

    The 1997 Stock Compensation Plan provides for the grant of incentive stock options ("ISOs"), as defined in Section 422 of the Code, nonqualified stock options (collectively with ISOs, "Options") and restricted stock awards ("Awards"). Following the consummation of the Offering, the 1997 Stock Compensation Plan will be administered by the Compensation Committee of the Board of Directors, which will be comprised of not less than two members of the Board of Directors (the "Committee"). Prior to the consummation of the Offering, the 1997 Stock Compensation Plan had been administered by the Company's full Board of Directors. The Committee has, subject to the terms of the 1997 Stock Compensation Plan, the sole authority to grant Options and Awards under the 1997 Stock Compensation Plan, to interpret the 1997 Stock Compensation Plan and to make all other determinations necessary or advisable for the administration of the 1997 Stock Compensation Plan.

    All of the Company's employees, non-employee directors and advisors and employees and directors of Affiliated Practices are eligible to receive nonqualified stock options and Awards under the 1997 Stock Compensation Plan, but only employees of the Company are eligible to receive ISOs. Options will be exercisable during the period specified in each option agreement and will generally be exercisable in installments pursuant to a vesting schedule to be designated by the Committee. Notwithstanding the provisions of any option agreement, options will become immediately exercisable in the event of certain events including certain merger or consolidation transactions and changes in control of the Company. No Option will remain exercisable later than ten years after the date of grant (or five years from the date of grant in the case of ISOs granted to holders of more than 10% of the outstanding Common Stock). An Award grants the recipient the right to receive a specified number of shares of Common Stock, which shall become vested over a period of time, not exceeding 10 years, specified by the Committee. Restricted stock transferred to a recipient shall be forfeited upon the termination of the recipient's employment or service other than for death, permanent disability or retirement unless the Committee, in its sole discretion, waives the restrictions for all or any part of an Award.

    The exercise price for ISOs granted under the 1997 Stock Compensation Plan may be no less than the fair market value of the Common Stock on the date of grant (or 110% of the fair market value in the case of ISOs granted to employees owning more than 10% of the Common Stock). The exercise price for nonqualified options granted under the 1997 Stock Compensation Plan may not be less than the fair market value of the Common Stock on the date of grant.

    Payment upon exercise of an Option may be made in cash or by check, by means of a "cashless exercise" involving the sale of shares by, or a loan from, a broker, or, in the discretion of the Committee, by delivery of shares of Common Stock, by payment of the par value of the shares subject to the Option plus a promissory note for the balance of the exercise price or in any other form of valid consideration permitted by the Committee.

    There are generally no federal income tax consequences upon the grant of an Option under the 1997 Stock Compensation Plan. Upon exercise of a nonqualified option, the optionee generally will recognize ordinary income in the amount equal to the difference between the fair market value of the shares at the time of exercise and the exercise price, and the Company is generally entitled to a corresponding deduction. When an optionee sells shares issued upon the exercise of a nonqualified stock option, the optionee realizes short-term, mid-term or long-term capital gain or loss, depending on the length of the holding period. If the optionee holds the shares for more than 18 months, the capital gain or loss will be long-term capital gain or loss. If the optionee holds the shares for more than one year but not more than 18 months, the capital gain or loss will be mid-term capital gain or loss. Otherwise, the capital gain or loss will be short-term capital gain or loss. The Company is not entitled to any deduction in connection with such sale.

    An optionee will not be subject to federal income taxation upon the exercise of ISOs granted under the 1997 Stock Compensation Plan, and the Company will not be entitled to a federal income tax deduction by reason of such exercise. A sale of shares of Common Stock acquired upon exercise of an ISO that does not occur within one year after the date of exercise or within two years after the date of grant of the option generally will result in the recognition of long-term or mid-term capital gain or loss by the optionee in an amount equal to the difference between the amount realized on the sale and the exercise price, and the Company is not entitled to any deduction in connection therewith. If a sale of shares of Common Stock acquired upon exercise of an ISO occurs within one year from the date of exercise of the option or within two years from the date of the option grant (a "disqualifying disposition"), the optionee generally will recognize ordinary income equal to the lesser of (i) the excess of the fair market value of the shares on the date of exercise of the options over the exercise price or (ii) the excess of the amount realized on the sale of the shares over the exercise price. Any amount realized on a disqualifying disposition in excess of the amount treated as ordinary income will be long-term or short-term capital gain, depending upon the length of time the shares were held. The Company generally will be entitled to a tax deduction on a disqualifying disposition corresponding to the ordinary income recognized by the optionee.

    For alternative minimum tax purposes, the difference between the fair market value, on the date of exercise, of Common Stock purchased upon the exercise of an ISO, and the exercise price increases alternative minimum taxable income. Additional rules apply if an optionee makes a disqualifying disposition of the Common Stock.

    There are generally no federal income tax consequences upon the grant of an Award, except as described below regarding a section 83(b) election. Upon the expiration of the restrictions on shares of Common Stock subject to an Award, except as provided in the next sentence, the recipient of the Award will recognize taxable ordinary income equal to the fair market value of the shares at the time of such expiration. If the recipient of an Award elects, pursuant to section 83(b) of the Code, within 30 days of the date shares of restricted stock are considered transferred to the recipient, to recognize taxable ordinary income at the time of the transfer in an amount equal to the fair market value of such shares, no additional income will be recognized upon the lapse of the restrictions on the shares and no deduction will be allowed to the recipient if the shares are subsequently forfeited. A recipient who makes such an election under section 83(b) is required to give notice of such election to the Company immediately after making the election, and the Company will be entitled to a deduction equal to the amount of income recognized by the recipient. For capital gain purposes, the recipient's holding period for the shares received will begin at the time taxable income is recognized under these rules and his or her basis in the shares will be the amount of ordinary income recognized.

    The Company anticipates that upon the consummation of the Offering it will have (i) outstanding options to purchase a total of 671,667 shares of Common Stock under the 1997 Stock Compensation Plan and (ii) 1,328,333 additional shares available for future awards under the 1997 Stock Compensation Plan.

                              CERTAIN TRANSACTIONS

ORGANIZATION OF THE COMPANY

    In connection with the formation of the Company, in February 1997, PII issued common stock to J. Michael Casas (200,000 shares), James L. Dunn, Jr. (100,000 shares), John G. Thayer (66,667 shares) and Allen M. Gelwick (66,667 shares), at a purchase price per share of $0.015. In May 1997, PII issued Class B Preferred to J. Michael Casas (66,667 shares) and James L. Dunn, Jr. (33,334 shares), at a purchase price per share of $0.01. In May 1997, PII issued Common Stock to George M. Siegel (300,000 shares), Dr. Reed (150,000 shares), Gary S. Glatter (100,000 shares), Kelly W. Reed (150,000 shares), Stephen E. Stapleton (33,333 shares) and Kimberlee K. Rozman (33,333 shares), at a purchase price per share of $0.015. In September 1997 and October 1997, PII repurchased 46,667 shares and 20,000 shares, respectively, of its common stock from George M. Siegel at a purchase price per share of $0.015. In September 1997, the Company issued 66,667 shares of common stock to Sam H. Carr at a purchase price per share of $0.015.

    In connection with the raising of $1,450,000 by PII in order to fund a portion of the expenses for the Offering and the Affiliations, in June 1997, PII issued capital stock to Dr. Reed (37,500 shares of Class B Preferred and 7,500 shares of common stock), Gary S. Glatter (37,500 shares of Class B Preferred and 7,500 shares of common stock), George M. Siegel (37,500 of Class B Preferred and 7,500 shares of common stock), Mack E. Greder, D.D.S. (25,000 shares of Class B Preferred and 5,000 shares of common stock), Roger Allen Kay, D.D.S. (25,000 shares of Class B Preferred and 5,000 shares of common stock), Bruce A. Kanehl, D.D.S. (25,000 shares of Class B Preferred and 5,000 shares of common stock), Brian K. Kniff, D.D.S. (25,000 shares of Class B Preferred and 5,000 shares of common stock), Richard W. Mains, Jr., D.M.D., RBM Trust (25,000 shares of Class B Preferred and 5,000 shares of common stock), James W. Medlock, D.D.S. (25,000 shares of Class B Preferred and 5,000 shares of common stock), Thomas L. Mullooly, D.D.S. (25,000 shares of Class B Preferred and 5,000 shares of common stock), Richard H. Fettig, D.D.S. (25,000 shares of Class B Preferred and 5,000 shares of common stock), Marvin V. Cavallino, D.D.S. (50,000 shares of Class B Preferred and 10,000 shares of common stock), Alan H. Gerbholz, D.D.S. (25,000 shares of Class B Preferred and 5,000 shares of common stock), Victor H. Burdick, D.D.S. (25,000 shares of Class B Preferred and 5,000 shares of common stock), Steve Anderson, D.D.S. (25,000 shares of Class B Preferred and 5,000 shares of common stock) and James P. Allen, D.D.S. (25,000 shares of Class B Preferred and 5,000 shares of common stock), at a purchase price per share of $1.00 for the Class B Preferred and of $0.015 for the common stock.
    In September 1997, (i) each owner of shares of common stock of PII agreed to exchange those shares for shares of Common Stock on a one-for-one basis and (ii) each of Dr. Reed and Messrs. Glatter, Dunn, Casas and Siegel agreed to sell to PII all shares of Class B Preferred he owns at a price per share equal to the subscription price he paid to PII for those shares, which transactions will occur concurrently with the closing of the Offering and the Affiliations. In addition, immediately after the completion of the repurchases described in the foregoing sentence, all outstanding shares of Class A Preferred and Class B Preferred will be redeemed by PII at a redemption price, as established by resolution of the board of directors of PII, of $1.50 per share, of which $1.15 per share will be paid in cash from the proceeds of the Offering and $0.35 per share will be paid in the form of a 6.0% promissory note that becomes due and payable by the Company on the earlier of the fifth anniversary of the date of the closing of the Offering or the date on which the Company offers and sells an amount of equity securities for gross proceeds equal to or greater than the gross proceeds from the Offering.

    In December 1997, the owners of the outstanding shares of common stock of PII agreed to sell to PII on a pro rata basis at a purchase price of $.015 per share, an aggregate of 909,237 shares (approximately 51.8% of each such stockholder's shares).

    The Company has entered into an agreement with Pentegra, Ltd., Napili and Dr. Reed to purchase substantially all the tangible and intangible assets of Pentegra, Ltd. and Napili for consideration of

$200,000 upon completion of the Offering. Of the $200,000 in consideration, $100,000 will be paid from the proceeds of the Offering and $100,000 will be paid in the form of a 9.0% promissory note due April 1, 1999. This purchase price was negotiated by Mr. Glatter, on behalf of the Company, by Dr. Reed, on behalf of himself, and by the administrators of the Reed Family Trust, and was approved unanimously by the Company's Board of Directors, which Dr. Reed serves on as Chairman of the Board. Dr. Reed beneficially owns approximately 51.0% of the capital stock of each of Pentegra, Ltd. and Napili and the Reed Family Trust (which is administered by, and whose beneficiaries are, the children of Dr.
Reed) beneficially owns 49% of the capital stock of each of Pentegra, Ltd. and Napili. The assets that the Company will acquire from Pentegra, Ltd. and Napili include office furniture and equipment, marketing systems, recall systems, telephone systems, customer/client lists, books and records and video tapes.

    From February 1997 to January 1998, the Company has occupied and had access to the facilities, equipment and staff of James L. Dunn & Assoc., Inc., an affiliate of James L. Dunn, Jr. Beginning June 1, 1997, the Company agreed to compensate James L. Dunn & Assoc., Inc. for use of and access to its office facilities, equipment and staff at the rate of $10,000 per month. James L. Dunn & Assoc., Inc. also provided the Company monthly invoices for delivery, telephone, travel and other out-of-pocket expenses and obtained reimbursement for those expenses from the Company. Through January 31, 1998, the Company has reimbursed James L. Dunn & Assoc., Inc. for approximately $11,600 of such expenses. The Company believes that the compensation paid to James L. Dunn & Assoc., Inc. represents the fair market value of the services (which includes the shared use of two clerical employees, use of office furniture, copy machines, computers and other office equipment, and office supplies) provided to the Company.

    The Company has leased a portion of the office facilities, equipment and staff of Pentegra, Ltd., which is wholly owned by Dr. Reed, beginning June 1, 1997. The Company has agreed to compensate Pentegra, Ltd. for use of and access to its office facilities, equipment and staff at the rate of $11,000 per month. Pentegra, Ltd. will also provide the Company a monthly invoice for delivery, postage, telephone, travel and other out-of-pocket expenses and obtain reimbursement for those expenses from the Company. Through January 31, 1998, the Company has reimbursed Pentegra, Ltd. and Napili for approximately $8,000 of such expenses. The Company believes that the compensation to be paid to Pentegra, Ltd. represents the fair market value of the goods and services (which includes utilities, furniture, office equipment and clerical services) being provided to the Company under this arrangement. This lease will be assumed by the Company in the Pentegra/Napili Transaction.

    The following table provides certain information concerning each of the Affiliations and each person who has an ownership interest in a Founding Affiliated Practice (all of whom are promoters of the Company):

                                                                              CONSIDERATION TO BE RECEIVED
                                                             DEBT AND    ---------------------------------------
                                            ASSETS TO BE   LIABILITIES   NUMBER OF     VALUE OF
     FOUNDING AFFILIATED PRACTICE(1)       CONTRIBUTED(2)    ASSUMED       SHARES       SHARES          CASH
-----------------------------------------  --------------  ------------  ----------  -------------  ------------
James P. Allen, D.D.S....................   $     30,515   $     67,069      65,083  $     553,205  $    138,301
Anderson Dental Group, Inc.:
  Walter J. Anderson, D.D.S..............         12,759         56,581      38,765        329,502        82,376
  Donald H. Plotkin, D.D.S...............         11,957         53,026      36,329        308,796        77,200
  William A. Cerney, D.D.S...............         10,086         44,730      30,646        260,491        65,122
  Brian M. Ellis, D.D.S..................         10,086         44,730      30,646        260,491        65,122
  Afshan Kaviani, D.D.S..................          9,240         40,976      28,074        238,629        59,658
  William H. Swilley, D.D.S..............          2,559         11,348       7,775         66,087        16,522

                                                               (TABLE CONTINUED)

                                                                              CONSIDERATION TO BE RECEIVED
                                                             DEBT AND    ---------------------------------------
                                            ASSETS TO BE   LIABILITIES   NUMBER OF     VALUE OF
     FOUNDING AFFILIATED PRACTICE(1)       CONTRIBUTED(2)    ASSUMED       SHARES       SHARES          CASH
-----------------------------------------  --------------  ------------  ----------  -------------  ------------
Ronnie L. Andress, D.D.S., Inc...........        111,690        181,623     101,801        865,308       216,326
Victor H. Burdick, D.D.S., P.C...........            351          4,344      53,706        456,501       114,126
Marvin V. Cavallino, D.D.S., A
  Professional Corporation...............         61,486         72,426      67,505        573,792       143,447
James H. Clarke, Jr., D.D.S., Inc........        148,515         54,000      70,632        600,372       150,092
Henry F. Cuttler, D.D.S..................         88,507        114,028      37,276        316,846        79,211
Edward T. Dougherty, Jr., D.D.S., P.A....         55,356             --     109,567        931,320       232,830
Family Dental Center, P.A.:
  Steve Anderson, D.D.S..................         43,096             --      83,158        706,843       176,711
  Lindi B. Anderson, D.D.S...............         10,775             --      20,790        176,715        44,178
Richard H. Fettig, D.D.S.................         30,613         19,836      45,790        389,215        97,303
Alan H. Gerbholz, D.D.S., P.C............        159,202             --      43,036        365,806        91,451
Michael J. Gershtenson, D.D.S., P.C......          7,356         24,948      46,149        392,266        98,067
Mack E. Greder, D.D.S., P.C..............         48,067         37,505      67,380        572,730       143,183
Salvatore Guarnieri, D.D.S...............         64,625         28,205      47,198        401,183       100,295
Kent Hamilton, D.D.S.....................        170,403        200,000     112,123        953,046       238,262
David R. Henderson, D.D.S................          8,059             --      40,051        340,434        85,109
Stephen Hwang, D.D.S.....................         26,446             --      35,262        299,727        74,931
Jackson Dental Partnership:
  Penn Jackson, Sr., D.D.S...............         51,739             --      35,360        300,560            --
  Penn Jackson, Jr., D.D.S...............         34,492             --      15,730        133,705            --
Bruce A. Kanehl, D.D.S...................         19,132          1,350      69,354        589,509       147,378
Roger Allen Kay, D.D.S., P.A.............          2,837          4,816      67,773        576,070       144,017
Patrick T. Kelly, D.D.S., P.C............         24,810             --      18,357        156,034        39,008
Brian K. Kniff, D.D.S., P.C.:
  Brian K. Kniff, D.D.S..................         41,171         23,327      53,576        455,396       113,848
  Gordon Ledingham, D.D.S................         41,171         23,327      53,575        455,387       113,848
Lakeview Dental, P.C. (Kevin Gasser,
  D.D.S.)................................         35,769         34,803      48,085        408,722       102,180
Donald W. Lanning, D.D.S.................         34,414             --      29,255        248,667        40,000
David A. Little, D.D.S...................         27,417        230,859      49,807        423,360       105,840
Susan Lunson, D.D.S......................        164,826        157,000      27,884        237,014        59,253
Richard W. Mains, Jr., D.M.D., P.C.......         94,449             --      79,131        672,613       168,152
James M. McDonough, D.D.S................         35,802         56,000      59,494        505,699       126,424
James W. Medlock, D.D.S., P.A............        125,408         28,000      84,678        719,763       179,940
James Randy Mellard, D.D.S. M.S., P.C....         51,747         65,242      15,052        127,942        31,986
Mary B. Mellard, D.D.S., P.C.............        177,249        230,733      60,500        514,250       128,562
TL Mullooly, D.D.S., Inc.................          1,743             --      45,608        387,668        96,918
Byron L. Novosad, D.D.S., Inc............         21,396             --      47,023        399,695        99,923
Randy O'Brien, D.D.S., Inc...............         25,705         27,753      36,147        307,249        76,811
Terrence C. O'Keefe, D.D.S...............         51,382         52,139      28,588        242,998        81,000
Harold A. Pebbles, Jr., D.D.S., P.C......         13,475             --      56,302        478,567       119,641
Jimmy F. Pinner, D.D.S...................         35,807         12,000      17,232        146,472        36,619
Omer K. Reed, D.D.S......................          5,495              0      36,821        312,978            --
Richard Reinitz, D.D.S., P.C.............        108,868        226,009     148,700      1,263,950       315,988
Greg Richards, D.D.S.....................         51,658         59,000      19,440        165,240        41,302
Richard N. Smith, D.M.D., P.C............             --         94,998      95,590        812,515       203,129
John N. Stellpflug, D.D.S................          7,643         36,750      47,062        400,027       100,006
Jack Stephens, D.D.S.....................         63,013             --     120,716      1,026,086       256,523

                                                               (TABLE CONTINUED)

                                                                              CONSIDERATION TO BE RECEIVED
                                                             DEBT AND    ---------------------------------------
                                            ASSETS TO BE   LIABILITIES   NUMBER OF     VALUE OF
     FOUNDING AFFILIATED PRACTICE(1)       CONTRIBUTED(2)    ASSUMED       SHARES       SHARES          CASH
-----------------------------------------  --------------  ------------  ----------  -------------  ------------
Y. Paul Suzuki, D.D.S., P.C..............         24,337             --      45,116        383,486        95,870
Donald F. Tamborello, D.D.S..............         18,018          7,565      53,958        458,643       114,660
Helena Thomas, D.D.S.....................         92,752        113,013      28,972        246,262        61,566
Louis J. Thornley, D.D.S., P.C...........         26,074             --      41,877        355,954        88,989
S. Victor Uhrenholdt, D.D.S., P.C........         58,707         50,157      59,632        506,872       126,718
Scott Van Zandt, D.D.S...................         11,398          1,675      40,117        340,994        85,248
Ronald M. Yaros, D.D.S., P.C.............        139,371         29,570     139,214      1,183,319       295,830
                                           --------------  ------------  ----------  -------------  ------------
                                            $  2,841,024   $  2,621,461   3,094,468  $  26,302,971  $  6,387,000
                                           --------------  ------------  ----------  -------------  ------------
                                           --------------  ------------  ----------  -------------  ------------

---------

(1) Unless otherwise noted, the dentist who owns all of the capital stock of the Founding Affiliated Practice is set forth in the name of that Founding Affiliated Practice.

(2) Assets to be contributed reflects the historical book value of the nonmonetary assets of each practice to be transferred to the Company. These nonmonetary assets are reflected at historical cost in accordance with SAB No. 48. All monetary assets are recorded at fair value, which is approximated by the historical costs recorded by the practices.

    The consideration being paid by the Company for each Founding Affiliated Practice was determined by negotiations between executive officers of the Company not affiliated with any Founding Affiliated Practice and a representative of that Founding Affiliated Practice. The Company used the same valuation method to negotiate the consideration being paid to each of the Founding Affiliated Practices, including the respective practices wholly owned by Drs. Reed, Andress, Clarke, Greder, Kay and Yaros, which method was based upon the Founding Affiliated Practice's gross revenue net of certain operating expenses, and the Company's assessment of growth potential.

    All of the 3,094,468 shares of Common Stock issued in the Affiliations to the dentists named in the foregoing table and all of 847,430 shares of Common Stock issued in the Share Exchange will have certain piggy-back registration rights. See "Shares Eligible for Future Sale."

COMPANY POLICY

    It is anticipated that future transactions with affiliates of the Company will be minimal, will be approved by a majority of the disinterested members of the Board of Directors and will be made on terms no less favorable to the Company than could be obtained from unaffiliated third parties. The Company does not intend to incur any further indebtedness to, or make any loans to, any of its executive officers, directors or other affiliates.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

    The following table shows, as of January 31, 1998 (after giving effect to the Share Exchange) and immediately after giving effect to the closing of the Affiliations and the Offering, the then "beneficial ownership" of the Common Stock of (i) each director and person nominated to become a director on closing of the Offering, (ii) each executive officer, (iii) all executive officers and directors of the Company as a group and (iv) each person who owns more than 5% of the outstanding Common Stock. The table assumes none of such persons intend to acquire shares in the Offering. The address of each person in the table is c/o Pentegra Dental Group, Inc., 2999 North 44th Street, Suite 650, Phoenix, Arizona 85018.

                                                                          SHARES BENEFICIALLY
                                                                                 OWNED             SHARES BENEFICIALLY
                                                                         BEFORE OFFERING(1)(2)            OWNED
                                                                                                  AFTER OFFERING(1)(3)
                                                                         ----------------------  -----------------------
                                                                          NUMBER      PERCENT      NUMBER      PERCENT
                                                                         ---------  -----------  ----------  -----------
Omer K. Reed, D.D.S....................................................     75,979         9.0%     112,800         1.8%
Gary S. Glatter........................................................     51,859         6.1%      51,859           *
Sam H. Carr............................................................     32,161         3.8%      32,161           *
James L. Dunn, Jr......................................................     45,025         5.3%      45,025           *
John G. Thayer.........................................................     32,161         3.8%      32,161           *
Kimberlee K. Rozman....................................................     16,080         1.9%      16,080           *
Ronald M. Yaros, D.D.S.................................................          0      --          139,214         2.2%
George M. Siegel.......................................................    116,180        13.7%     116,180         1.8%
Ronnie L. Andress, D.D.S...............................................          0      --          101,801         1.6%
J. Michael Casas.......................................................     96,482        11.4%      96,482         1.5%
Kelly W. Reed(4).......................................................     72,361         8.5%      72,361         1.1%
James H. Clarke, Jr., D.D.S............................................          0      --           70,632         1.1%
Roger Allen Kay, D.D.S.................................................      2,412           *       70,185         1.1%
Mack E. Greder, D.D.S..................................................      2,412           *       69,792         1.1%
Allen M. Gelwick.......................................................     32,161         3.8%      32,161           *
Ronald E. Geistfeld, D.D.S.............................................          0      --                0      --
Gerald F. Mahoney......................................................          0      --                0      --
Anthony P. Maris.......................................................          0      --                0      --
All executive officers and directors as a group (17 persons)...........    502,912        59.3%     986,533        15.3%

---------

*   less than 1%.

(1) Shares shown in the above table do not include shares that could be acquired upon exercise of currently outstanding stock options which do not vest within 60 days of the date of this Prospectus.

(2) Gives effect to the Share Exchange.

(3) Gives effect to the Share Exchange and the Affiliations.

(4) Kelly W. Reed, Vice President of Operations of the Company, is the son of Omer K. Reed, D.D.S.

                          DESCRIPTION OF CAPITAL STOCK

    The Company's authorized capital stock consists of 40,000,000 shares of Common Stock, par value $.001 per share, and 10,000,000 shares of preferred stock, par value $.001 per share ("Preferred Stock"). At December 31, 1997, 1,756,667 shares of Common Stock were issued and outstanding and held of record by 52 stockholders. The following summary is qualified in its entirety by reference to the Certificate of Incorporation, which is included as an exhibit to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

    The Common Stock possesses ordinary voting rights for the election of directors and in respect of other corporate matters, and each share has one vote. The Common Stock affords no cumulative voting rights, and the holders of a majority of the shares voting for the election of directors can elect all the directors if they choose to do so. The Common Stock carries no preemptive rights, is not convertible, redeemable or assessable. The holders of Common Stock are entitled to dividends in such amounts and at such times as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy" for information regarding the Company's dividend policy.

PREFERRED STOCK

    The Preferred Stock may be issued from time to time by the Board of Directors as shares of one or more series. Subject to the provisions of the Certificate of Incorporation and limitations prescribed by law, the Board of Directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares and to change the number of shares constituting any series and to provide for or change the voting powers, designations, preferences and relative, participating, optional, exchange or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series of the Preferred Stock, in each case without any further action or vote by the holders of Common Stock.

    Although the Company has no present intention to issue shares of Preferred Stock, the issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For example, the issuance of a series of Preferred Stock might impede a business combination by including class voting rights that would enable the holders to block such a transaction; or such issuance might facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of Preferred Stock could adversely affect the voting power of the holders of the Common Stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of the Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some or a majority of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or the rules of any market on which the Company's securities are traded.

STATUTORY BUSINESS COMBINATION PROVISION

    The Company is a Delaware corporation and is subject to Section 203 of the DGCL. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer) or (iii) following the transaction in which such person became an interested stockholder, the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

OTHER MATTERS

    Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of a director's fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Certificate of Incorporation limits the liability of directors of the Company to the Company or its stockholders to the fullest extent permitted by Delaware law. Specifically, directors of the Company will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL.

    The inclusion of this provision in the Certificate of Incorporation may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted the Company and its stockholders. The Company's Bylaws provide indemnification to the Company's officers and directors and certain other persons with respect to certain matters.

    The Bylaws provide that, from and after the first date that the Company has received funding from the sale of capital stock in an initial public offering, the stockholders may act only at an annual or special meeting of stockholders and may not act by written consent. The Bylaws provide that special meetings of the stockholders can be called only by the Chairman of the Board, the Chief Executive Officer, the President or the Board of Directors.

    The Certificate of Incorporation provides that the Board of Directors shall consist of three classes of directors serving for staggered terms. As a result, it is currently contemplated that approximately one-third of the Company's Board of Directors will be elected each year. The classified board provision could prevent a party who acquires control of a majority of the outstanding voting stock of the Company from obtaining control of the Board of Directors until the second annual stockholders' meeting following the date the acquirer obtains the controlling interest. In addition, the Company's Bylaws provide that a majority of the members of the Board of Directors must be licensed dentists affiliated with one of the Affiliated Practices. See "Management--Directors and Executive Officers."

    The Certificate of Incorporation provides that the number of directors shall be as specified in the Bylaws. The Bylaws provide that the number of directors shall be determined by the Board of Directors from time to time, but shall be at least one and not more than nineteen. It also provides that directors may be removed only for cause, and then only by the affirmative vote of the holders of at least a majority of all outstanding voting stock entitled to vote. This provision, in conjunction with the provision of the Bylaws authorizing the Board of Directors to fill vacant directorships, will prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

STOCKHOLDER PROPOSALS

    The Company's Bylaws contain provisions (i) requiring that advance notice be delivered to the Company of any business to be brought by a stockholder before an annual meeting of stockholders and (ii) establishing certain procedures to be followed by stockholders in nominating persons for election to the Board of Directors. Generally, such advance notice provisions provide that written notice must be given to the Secretary of the Company by a stockholder (i) in the event of business to be brought by a stockholder before an annual meeting, not less than 90 days nor more than 180 days prior to the earlier of the date of the meeting or the corresponding date on which the immediately preceding annual meeting of stockholders was held, and (ii) in the event of nominations of persons for election to the Board of Directors by any stockholder, (a) with respect to an election to be held at the annual meeting of stockholders, not less than 90 days nor more than 180 days prior to the earlier of the date of the meeting or the corresponding date on which the immediately preceding annual meeting of stockholders was held, and (b) with respect to an election to be held at a special meeting of stockholders for the election of directors, not later than the close of business on the 10th day following the day on which notice of the date of the special meeting was mailed to stockholders or public disclosure of the date of the special meeting was made, whichever first occurs. Such notice must set forth specific information regarding such stockholder and such business or director nominee, as described in the Company's Bylaws. The foregoing summary is qualified in its entirety by reference to the Company's Bylaws, which are included as an exhibit to the Registration Statement of which this Prospectus is a part.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Common Stock is Continental Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon consummation of the Affiliations and the Offering, the Company will have outstanding 6,441,898 shares of Common Stock (6,816,898 if the Underwriters' over-allotment option is exercised in full) of which the 2,500,000 shares sold in the Offering (2,875,000 if the Underwriters' over-allotment option is exercised in full) will be freely tradable without restriction or further registration under the Securities Act, except for those held by "affiliates" (as defined in the Securities Act) of the Company, which shares will be subject to the resale limitations of Rule 144 under the Securities Act. The remaining 3,941,898 shares of Common Stock are deemed "restricted securities" under Rule 144 in that they were originally issued and sold by the Company in private transactions in reliance upon exemptions under the Securities Act, and may be publicly sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as those provided by Rule 144 promulgated under the Securities Act as described below.

    In general, under Rule 144 as currently in effect, if a minimum of one year has elapsed since the date of acquisition of restricted securities from the issuer or from an affiliate of the issuer, the acquirer or subsequent holder would be entitled to sell within any three-month period a number of those shares that does not exceed the greater of one percent of the number of shares of such class of stock then outstanding or the average weekly trading volume of the shares of such class of stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the issuer. In addition, if a period of at least two years has elapsed since the later of the date of acquisition of restricted securities from the issuer or from any affiliate of the issuer, and the acquirer or subsequent holder thereof is deemed not to have been an affiliate of the issuer of such restricted securities at any time during the 90 days preceding a sale, such person would be entitled to sell such restricted securities under Rule 144(k) without regard to the requirements described above. Rule 144 does not require the same person to have held the securities for the applicable periods. The foregoing summary of Rule 144 is not intended to be a complete description thereof. The Commission has proposed certain amendments to Rule 144 that would, among other things, eliminate the manner of sale requirements and revise the notice provisions of that rule. The Commission has also solicited comments on other possible changes to Rule 144, including possible revisions to the one- and two-year holding periods and the volume limitations referred to above.

    As of December 31, 1997, options to purchase an aggregate of 671,667 shares of Common Stock were authorized for issuance under the Company's 1997 Stock Compensation Plan. See "Management--1997 Stock Compensation Plan." In general, pursuant to Rule 701 under the Securities Act, any employee, officer or director of, or consultant to, the Company who purchased his or her shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permit non-affiliates to sell such shares without compliance with the public information, holding period, volume limitation or notice provisions of Rule 144, and permit affiliates to sell such shares without compliance with the holding period provisions of Rule 144, in each case commencing 90 days after the date of this Prospectus. In addition, the Company intends to file a registration statement covering the 1,500,000 shares of Common Stock issuable upon exercise of stock options that may be granted in the future under the 1997 Stock Compensation Plan, in which case such shares of Common Stock generally will be freely tradable by non-affiliates in the public market without restriction under the Securities Act.

    The Company and its executive officers, directors and current stockholders have agreed not to offer for sale, sell, contract to sell, grant any option or other right for the sale of, or otherwise dispose of (or enter into any transaction or device which is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of Common Stock or any securities, indebtedness or other rights exercisable for or convertible or exchangeable into shares of Common Stock owned or acquired in the future in any manner prior to the expiration of 180 days after the date of this Prospectus (the "180-Day Lockup Period") without the prior written consent of Dain Rauscher Incorporated, except that the Company may, subject to certain conditions, issue shares of Common Stock in connection with future acquisitions and may grant Options or Awards (or issue shares of Common Stock upon exercise of Options or Awards) under the 1997 Stock Compensation Plan. These restrictions will be applicable to any shares acquired by any of those persons in the Offering or otherwise during the 180-Day Lockup Period. In addition, the Company's executive officers, directors and current stockholders and the persons acquiring shares of Common Stock in connection with the Affiliations have agreed with the Company that they generally will not sell, transfer or otherwise dispose of any of their shares for one year following the closing of the Offering.

    In connection with the Affiliations, the Company will enter into registration rights agreements with former stockholders of the Founding Affiliated Practices (the "Registration Rights Agreements"), which will provide certain registration rights with respect to the Common Stock issued to such stockholders in the Affiliations. Each Registration Rights Agreement will provide the holders of Common Stock subject to such agreement with the right to participate in registrations by the Company of its equity securities in underwritten offerings. The registration rights conferred by the Registration Rights Agreements will terminate on the second anniversary of the closing of the Offering. The Company is generally required to pay the costs associated with such an offering, other than underwriting discounts and commissions and transfer taxes attributable to the shares sold on behalf of the selling stockholders. The Registration Rights Agreements provide that the number of shares of Common Stock to be registered on behalf of the selling stockholders is subject to limitation if the managing underwriter determines that market conditions require a limitation. Under the Registration Rights Agreements, the Company will indemnify the selling stockholders thereunder, and such stockholders will indemnify the Company against, certain liabilities in respect of any registration statement or offering covered by the Registration Rights Agreements. The Company and each of its current stockholders are parties to a stockholders agreement, which provides those stockholders registration rights substantially equivalent to the registration rights in the Registration Rights Agreements.

    Prior to the Offering, there has been no established public market for the Common Stock. No prediction can be made of the effect, if any, that sales of shares under Rule 144, or otherwise, or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time after the Offering. The Company is unable to estimate the number of shares that may be sold in the public market under Rule 144, or otherwise, because such amount will depend on the trading volume in, and market price for, the Common Stock and other factors. Nevertheless, sales of substantial amounts of shares in the public market, or the perception that such sales could occur, could adversely affect the market price of the Common Stock. See "Underwriting."

    Following the consummation of the Offering, the Company intends to register 1,500,000 shares of Common Stock under the Securities Act for use in connection with future acquisitions. These shares generally will be freely tradable after their issuance by persons not affiliated with the Company unless the Company contractually restricts their resale. Resales of any of those shares during the 180-Day Lockup Period would require the prior written consent of Dain Rauscher Incorporated.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Dain Rauscher Incorporated and EVEREN Securities, Inc. are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below:

                                                                NUMBER OF
                                                                SHARES OF
UNDERWRITER                                                    COMMON STOCK
------------------------------------------------------------  --------------
Dain Rauscher Incorporated..................................     1,005,000
EVEREN Securities, Inc......................................       670,000
Crowell, Weedon & Co........................................        75,000
Friedman, Billings, Ramsey & Co., Inc.......................        75,000
Jefferies & Company, Inc....................................        75,000
Ladenburg Thalmann & Co., Inc...............................        75,000
McDonald & Company Securities, Inc..........................        75,000
Loewenbaum & Company Incorporated...........................        75,000
Sutro & Co. Incorporated....................................        75,000
Tucker Anthony Incorporated.................................        75,000
Van Kasper & Company........................................        75,000
Wedbush Morgan Securities...................................        75,000
Wessels, Arnold & Henderson, L.L.C..........................        75,000
                                                              --------------
    Total...................................................     2,500,000
                                                              --------------
                                                              --------------

    Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

    The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a selling concession of $0.33 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Representatives.

    The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 375,000 additional shares of Common Stock, at the initial public offering price less the underwriting discount, as set forth on the cover page of this Prospectus. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 2,500,000 shares of Common Stock offered. The Underwriters may exercise such option only to cover over-allotments, if any, made in connection with the sale of Common Stock offered hereby.

    The Company and its executive officers, directors and current stockholders have agreed not to, directly or indirectly, offer for sale, sell, contract to sell, grant any option or other right for the sale of, or otherwise dispose of (or enter into any transaction or device which is designed to, or could be expected to, result in the disposition by any person at any time in the future
of) any shares of Common Stock or any securities, indebtedness or other rights exercisable for or convertible or exchangeable into shares of Common Stock prior to the expiration of 180 days after the date of this Prospectus, without the prior written consent of Dain Rauscher Incorporated, except for the shares of Common Stock to be issued in connection with the Offering, the Affiliations and the Share Exchange and except that the Company may, subject to certain conditions, issue shares of Common Stock in connection with future acquisitions and grant Options or Awards (or issue shares of Common Stock upon exercise of Options or Awards) under the 1997 Stock Compensation Plan. For information respecting additional restrictions on sales by the Company's executive officers, directors, current stockholders and the persons acquiring shares of Common Stock in connection with the Affiliations, see "Shares Eligible for Future Sale."

    The Representatives have informed the Company that they do not expect sales of shares of Common Stock offered hereby to accounts over which the Underwriters exercise discretionary authority to exceed 5% of the total number of shares of Common Stock offered by them.

    Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price was negotiated between the Company and the Representatives. Among the factors considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, were the history of and the prospects for the industry in which the Company competes, the past and present operations of the Founding Affiliated Practices, the historical results of operations of the Founding Affiliated Practices, the Company's capital structure, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

    The Common Stock has been approved for listing on the American Stock Exchange under the symbol "PEN."

    At the request of the Company, the Underwriters have reserved up to 125,000 of the shares of Common Stock offered hereby for sale at the initial public offering price to employees of the Company and other persons associated with the Company.

    In connection with the Offering, the Underwriters may purchase and sell Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company in the Offering. The Underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Common Stock sold in the Offering for their account may be reclaimed by the syndicate if such shares of Common Stock are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the American Stock Exchange, in the over-the-counter market or otherwise.

    The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

    In February 1998, the Company issued to Dain Rauscher Incorporated a 15% promissory note in the principal amount of $62,500 in exchange for a loan of that amount in order to fund certain offering and operating expenses of the Company. The Company intends to repay this note, together with accrued interest thereon, with proceeds of the Offering on or before the third business day following the closing of the Offering.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Jackson Walker L.L.P., Houston, Texas. Certain legal matters in connection with the sale of the Common Stock offered hereby will be passed upon for the Underwriters by Baker & Botts, L.L.P., Houston, Texas.

                                    EXPERTS

    The financial statements of Pentegra Dental Group, Inc. as of December 31, 1997 and for the period from inception, February 21, 1997, through December 31, 1997, as detailed in the index on page F-1, included in this Prospectus, have been audited by Coopers & Lybrand L.L.P., independent accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    The Company has filed with the Commission a Registration Statement on Form S-1 (together with all exhibits, schedules and amendments relating thereto, the "Registration Statement") with respect to the Common Stock offered hereby. This Prospectus, filed as part of the Registration Statement, does not contain all the information contained in the Registration Statement, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement including the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document filed as an exhibit to the Registration Statement accurately describe the material provisions of such document and are qualified in their entirety by reference to such exhibits for complete statements of their provisions. All of these documents may be inspected without charge at the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following regional offices of the Commission: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies can also be obtained from the Commission at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
Pentegra Dental Group, Inc. Unaudited Pro Forma Balance Sheet..............................................        F-2
  Unaudited Pro Forma Balance Sheet as of December 31, 1997................................................        F-3
  Notes to Unaudited Pro Forma Balance Sheet...............................................................        F-4

Pentegra Dental Group, Inc. Financial Statements
  Report of Independent Public Accountants.................................................................        F-6
  Balance Sheet as of December 31, 1997....................................................................        F-7
  Statement of Operations for the period from inception,
    February 21, 1997, through December 31, 1997...........................................................        F-8
  Statement of Changes in Stockholders' Deficit for the period from inception, February 21, 1997, through
    December 31, 1997......................................................................................        F-9
  Statement of Cash Flows for the period from inception, February 21, 1997, through December 31, 1997......       F-10
  Notes to Financial Statements............................................................................       F-11

                       UNAUDITED PRO FORMA BALANCE SHEET

    The unaudited pro forma balance sheet dated December 31, 1997 of Pentegra Dental Group, Inc. (together with its parent entity, Pentegra Investments, Inc., "Pentegra" or the "Company") has been prepared as if (a) the acquisition by the Company of certain assets and assumption of certain liabilities of 50 dental practices (the "Founding Affiliated Practices") for consideration consisting of a combination of cash and shares of its common stock, par value $.001 per share (the "Common Stock"), and the execution of agreements to provide management services to the Founding Affiliated Practices (collectively, the "Affiliations"), (b) the repayment of certain debt of the Founding Affiliated Practices, (c) the acquisition by the Company (the "Pentegra/Napili Transaction") of certain assets of Pentegra, Ltd. and Napili, International ("Napili"), (d) the repurchase by Pentegra Investments, Inc. ("PII") of 245,845 shares of Class B Preferred Stock of PII from affiliates of the Company at the subscription price per share paid to PII for those shares and the redemption by PII of an aggregate of 1,337,500 shares of its Class A Preferred Stock and Class B Preferred Stock for $1.50 per share, of which $1.15 per share will be paid by the Company in cash and $0.35 per share will be paid in the form of a promissory note (the "Repurchase and Redemption"), (e) the exchange of all outstanding shares of common stock of PII for shares of Common Stock on a one-for-one basis (the "Share Exchange") (after giving effect to a repurchase by PII of 909,237 shares of its common stock, at a purchase price of $0.015 per share), (f) the repayment of $350,000 aggregate principal amount of 9.5% promissory notes (the "9.5% Promissory Notes") and (g) the initial public offering of 2,500,000 shares of Common Stock at the public offering price of $8.50 per share (the "Offering") and the application of the net proceeds therefrom (as described in "Use of Proceeds, " except that the issuance and repayment (out of proceeds from the Offering) of $486,000 aggregate principal amount outstanding under the Company's 15% promissory notes, which were issued in February 1998, are not reflected in the unaudited pro forma balance sheet), all had been completed, as if those transactions had occurred on December 31, 1997. The Affiliations, the repayment of certain debt of the Founding Affiliated Practices, the Pentegra/Napili Transaction, the Repurchase and Redemption, the Share Exchange, the repayment of the 9.5% Promissory Notes and the Offering are each contingent on the occurrence of the others.

    The Company will not employ dental professionals or control the practice of dentistry by the dentists. As the Company will not be acquiring the future patient revenues to be earned by the Founding Affiliated Practices, the Affiliations are not deemed to be business combinations. In accordance with the Securities and Exchange Commission's Staff Accounting Bulletin No. 48, "Transfers of Nonmonetary Assets by Promoters or Shareholders," the Affiliations will be accounted for at their historical cost basis with the shares of Common Stock to be issued in the Affiliations being valued at the historical net book value of the nonmonetary assets acquired, net of liabilities assumed. The cash consideration will be reflected as a dividend by the Company to the owners of the Founding Affiliated Practices. The acquisition of certain assets of Pentegra, Ltd. and Napili will be accounted for as a purchase in accordance with Accounting Principles Board Opinion No. 16.

    The unaudited pro forma balance sheet has been prepared by the Company based on the audited historical financial statements of the Company, included elsewhere in this Prospectus, including the audited combined financial information of the Founding Affiliated Practices included in the notes to the Company's financial statements, and assumptions deemed appropriate by the Company.

    The Company has not presented a pro forma statement of operations for the transactions described above based on the requirements set forth in Article 11 of Regulation S-X, because it is a newly formed entity with no significant operations to date and no operating history in the business of managing a large number of geographically diverse dental practices.

                          PENTEGRA DENTAL GROUP, INC.

                       UNAUDITED PRO FORMA BALANCE SHEET

                               DECEMBER 31, 1997

                                 (IN THOUSANDS)

                                                                                                             TOTAL
                                                                  AFFILIATION                OFFERING      PRO FORMA,
                                                     PENTEGRA     ADJUSTMENTS   SUBTOTAL    ADJUSTMENTS   AS ADJUSTED
                                                    -----------  -------------  ---------  -------------  ------------

                                                        ASSETS
Current assets:
  Cash and cash equivalents.......................   $     100   $      --      $     100  $  (6,387)(A)  $   6,525(1)
                                                                                              17,811(B)
                                                                                                (100)(C)
                                                                                               (1,652)(D)
                                                                                               (2,621    (E)
                                                                                                 (276    (F)
                                                                                                 (350    (I)
  Accounts receivable, net........................          --           --            --         306   (F)        306
                                                    -----------  -------------  ---------  -------------  ------------
    Total current assets..........................         100           --           100       6,731          6,831
Property and equipment, net.......................         409        2,841   (A)     3,250         17   (C)      3,267
Deferred offering costs...........................       2,743           --         2,743      (2,743    (B)         --
Other noncurrent assets, net......................           5           --             5         183   (C)        188
                                                    -----------  -------------  ---------  -------------  ------------
    Total assets..................................  $    3,257   $    2,841     $   6,098  $    4,188     $   10,286
                                                    -----------  -------------  ---------  -------------  ------------
                                                    -----------  -------------  ---------  -------------  ------------

                                    LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable and accrued liabilities........  $    2,095   $    6,387   (A) $   8,482 $   (6,387    (A) $    1,580
                                                                                               (1,795    (B)
                                                                                                   30   (F)
                                                                                                1,250   (G)
  Current portion of long-term debt, net..........         215          624   (A)       839       (624    (E)         --
                                                                                                 (215    (I)
                                                    -----------  -------------  ---------  -------------  ------------
    Total current liabilities.....................       2,310        7,011         9,321      (7,741   )      1,580

Long-term debt....................................          --        1,997   (A)     1,997        100   (C)        568
                                                                                                  468   (D)
                                                                                               (1,997    (E)
Class A redeemable preferred stock................         675           --           675        (675    (D)         --
Class B redeemable preferred stock................         414           --           414        (414    (D)         --
Stockholders' equity (deficit):
  Common stock....................................          18            3   (A)        21          3   (B)          7
                                                                                                  (17    (H)
  Additional paid-in capital......................       1,194       (6,170    (A)    (4,976)     16,860   (B)     10,870
                                                                                               (1,031    (D)
                                                                                                   17   (H)
  Accumulated deficit.............................      (1,354 )         --        (1,354)     (1,250    (G)     (2,739  )
                                                                                                 (135    (I)
                                                    -----------  -------------  ---------  -------------  ------------
    Total stockholders' equity (deficit)..........        (142 )     (6,167   )    (6,309)     14,447          8,138
                                                    -----------  -------------  ---------  -------------  ------------
    Total liabilities and stockholders' equity
      (deficit)...................................  $    3,257   $    2,841     $   6,098  $    4,188     $   10,286
                                                    -----------  -------------  ---------  -------------  ------------
                                                    -----------  -------------  ---------  -------------  ------------

----------

(1) See "Use of Proceeds."

    The accompanying notes are an integral part of this unaudited pro forma financial statement.

                          PENTEGRA DENTAL GROUP, INC.

                   NOTES TO UNAUDITED PRO FORMA BALANCE SHEET

    The accompanying unaudited pro forma balance sheet as of December 31, 1997 gives effect to the Affiliations, the payment of debt assumed from the Founding Affiliated Practices, the Pentegra/Napili Transaction, the Repurchase and Redemption, the Share Exchange, the repayment of $350,000 of the 9.5% Promissory Notes and the Offering and the application of the proceeds therefrom (as described in "Use of Proceeds," except that the issuance and repayment (out of proceeds from the Offering) of $486,000 aggregate principal amount outstanding under the Company's 15% promissory notes, which were issued in February 1998, are not reflected in the unaudited pro forma balance sheet), as if those transactions had occurred on December 31, 1997. The unaudited pro forma balance sheet does not represent the historical or future financial position of the Company.

(A) Reflects completion of the Affiliations, which will involve (i) the issuance of 3,094,468 shares of Common Stock, valued at the historical net book value of the assets transferred less the liabilities assumed, and (ii) cash distributions to be treated as dividends aggregating $6,387,000. The historical net book value of the assets transferred and the liabilities assumed from the Founding Affiliated Practices are as follows (in thousands):

Property and equipment transferred..................................................  $   2,841
Less
  Current portion of notes payable..................................................       (624)
  Long-term portion of notes payable................................................     (1,997)
                                                                                      ---------
    Net assets transferred..........................................................  $     220
                                                                                      ---------
                                                                                      ---------

    Certain assets and liabilities will not be transferred from the Founding Affiliated Practices. The assets not transferred are cash, certain accounts receivable, prepaids and other current assets, and certain accounts payable.

    Certain assets that are not reflected in the balance sheets of the Founding Affiliated Practices will be transferred to the Company in the Affiliations. These assets have no recorded book value, and therefore, are not reflected in the unaudited pro forma balance sheet. They include items such as contract rights, marketing systems, all transferable licenses, trade secrets, books, records and policy and procedure manuals.

(B) Reflects the issuance of 2,500,000 shares Common Stock in the Offering, net of (i) estimated underwriters' discounts and commissions and (ii) estimated offering costs of $2,900,000 primarily consisting of legal, accounting and printing expenses, less offering costs previously funded with proceeds from the issuance of capital stock of PII, including all PII Class A Preferred Stock and Class B Preferred Stock, and the Promissory Notes. The resulting net proceeds are reflected as Common Stock and additional paid-in capital. The Company has deferred offering costs of $2,743,000, of which $948,000 had been paid at December 31, 1997.

(C) Reflects completion of the Pentegra/Napili Transaction for consideration of $200,000. The Company will pay $100,000 from the proceeds of the Offering and issue a $100,000 9.0% promissory note due April 1999. As of December 31, 1997, the assets to be acquired in the Pentegra/Napili Transaction have a fair value of approximately $17,000. The cost in excess of the fair value of the net tangible assets acquired will be amortized over a five-year period.

(D) Reflects (i) the repurchase of 245,835 shares of Class B Preferred Stock from affiliates of the Company at the price per share paid to PII for those shares and the redemption of an aggregate of 1,337,500 shares of Class A Preferred Stock and Class B Preferred Stock for $1.50 per share, of which

                          PENTEGRA DENTAL GROUP, INC.

                   NOTES TO UNAUDITED PRO FORMA BALANCE SHEET

    $1.15 per share will be paid in cash and $0.35 per share will be paid in the form of a 6.0% promissory note that becomes due and payable by the Company on the earlier of the fifth anniversary of the date of the closing of the Offering or the date on which the Company offers and sells an amount of equity securities for gross proceeds equal to or greater than the gross proceeds from the Offering, and (ii) the recognition of the related deemed dividend of $1,031,000. The payment for the Repurchase and Redemption and dividend are as follows (in thousands):

Cash payment for Repurchase.........................................        114
Cash payment for Redemption.........................................      1,538
Promissory notes issued for Redemption..............................        468
                                                                      ---------
                                                                          2,120
Less
  Recorded value of Class A and B Preferred Stock at December 31,
    1997............................................................      1,089
                                                                      ---------
  Dividend to holders of Class A and B Preferred Stock..............  $   1,031
                                                                      ---------
                                                                      ---------

(E) Reflects the use of proceeds from the Offering to repay the debt assumed in the Affiliations.

(F) Reflects the purchase of net monetary assets from the Founding Affiliated Practices for cash of $276,000, which assets will be recorded at fair value. The fair value of the net assets purchased are as follows (in thousands):

Accounts receivable, net.............................................  $     306
Less
  Accounts payable...................................................        (30)
                                                                       ---------
Total................................................................  $     276
                                                                       ---------
                                                                       ---------

(G) Reflects the accrual of an employment bonus of $1,250,000 to the Chairman of the Board of Directors (the "Chairman"). Payment of the bonus will be made in increments of $10,000 on the closing of each future dental practice affiliation until the bonus has been paid in full. Management expects the bonus will be paid within the year following the Offering. In any event, pursuant to the terms of the Company's employment agreement with the Chairman, the employment bonus must be paid in full within three years of the Offering. The bonus will be expensed in the fourth quarter of 1997 because its payment is not contingent on future services actually being provided by the Chairman.

(H) Reflects repurchase by PII of 909,237 shares of its common stock and the exchange at the closing of the Offering of 847,430 shares of Common Stock for 847,430 shares of PII common stock.

(I) Reflects the repayment of the 9.5% Promissory Notes at their aggregate face value of $350,000, with the discount of $135,000 recorded as a charge to the accumulated deficit.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Pentegra Dental Group, Inc.:

    We have audited the accompanying balance sheet of Pentegra Dental Group, Inc. as of December 31, 1997, and the related statements of operations, changes in stockholders' deficit, and cash flows for the period from inception, February 21, 1997, through December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pentegra Dental Group, Inc. as of December 31, 1997, and the results of its operations and its cash flows for the period from inception, February 21, 1997, through December 31, 1997 in conformity with generally accepted accounting principles.

                                          COOPERS & LYBRAND L.L.P.

Houston, Texas

March 24, 1998

                          PENTEGRA DENTAL GROUP, INC.

                                 BALANCE SHEET

                               DECEMBER 31, 1997

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                            ASSETS
Current assets:
  Cash and cash equivalents........................................................  $     100
                                                                                     ---------
    Total current assets...........................................................        100
                                                                                     ---------
Property and equipment.............................................................        409
Deferred offering costs............................................................      2,743
Organizational costs...............................................................          5
                                                                                     ---------
        Total assets...............................................................  $   3,257
                                                                                     ---------
                                                                                     ---------

                            LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Accounts payable and accrued liabilities.........................................  $   2,095
  Notes payable, net of discount of $135...........................................        215
                                                                                     ---------
    Total current liabilities......................................................      2,310
                                                                                     ---------
Commitments and contingencies (See Notes)..........................................
Class A redeemable preferred stock, $0.01 par value, 5,000,000 shares authorized,
  900,000 shares issued and outstanding (liquidation preference of $900)...........        675
Class B redeemable preferred stock, $0.01 par value, 5,000,000 shares authorized,
  683,335 shares issued and outstanding (liquidation preference of $683)...........        414
Stockholders' deficit:
  Common stock, $0.01 par value, 40,000,000 shares authorized, 1,756,667 shares
    issued and outstanding.........................................................         18
  Additional paid-in capital.......................................................      1,194
  Accumulated deficit..............................................................     (1,354)
                                                                                     ---------
    Total stockholders' deficit....................................................       (142)
                                                                                     ---------
        Total liabilities and stockholders' deficit................................  $   3,257
                                                                                     ---------
                                                                                     ---------

    The accompanying notes are an integral part of the financial statements.

                          PENTEGRA DENTAL GROUP, INC.

                            STATEMENT OF OPERATIONS

  FOR THE PERIOD FROM INCEPTION, FEBRUARY 21, 1997, THROUGH DECEMBER 31, 1997

                                 (IN THOUSANDS)

Revenue............................................................................  $      --
Expenses:
  General and administrative expenses..............................................        709
  Compensation expense in connection with issuance of common stock.................        645
                                                                                     ---------
      Total expenses...............................................................      1,354
                                                                                     ---------
Net loss...........................................................................  $  (1,354)
                                                                                     ---------
                                                                                     ---------

    The accompanying notes are an integral part of the financial statements.

                          PENTEGRA DENTAL GROUP, INC.

                 STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT

  FOR THE PERIOD FROM INCEPTION, FEBRUARY 21, 1997, THROUGH DECEMBER 31, 1997

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                               COMMON STOCK        ADDITIONAL                    TOTAL
                                                         ------------------------    PAID-IN    ACCUMULATED   STOCKHOLDERS'
                                                           SHARES       AMOUNT       CAPITAL      DEFICIT       DEFICIT
                                                         -----------  -----------  -----------  ------------  ------------
Balance at February 21, 1997...........................          --    $      --    $      --    $       --    $       --
Issuance of common stock
  ($0.015 per share cash on February 21, 1997).........         667            7            3            --            10
Issuance of common stock
  ($0.015 per share cash and $0.14 per share
  compensation on May 22, 1997)........................         767            8          107            --           115
Issuance of common stock
  ($1.27 per share cash on June 13, 1997)..............         290            3          365            --           368
Issuance of common stock
  ($0.015 per share cash and $1.26 per share
  compensation on June 13, 1997).......................          33           --           42            --            42
Purchases of common stock..............................         (87)          (1)          --            --            (1)
Issuance of common stock ($0.015 per share cash and
  $7.46 per share compensation on September 1, 1997)...          67            1          497            --           498
Issuance of common stock with promissory notes ($9.00
  per share discount on promissory notes on October 8,
  1997)................................................          20           --          180            --           180
Net loss...............................................          --           --           --        (1,354)       (1,354)
                                                              -----        -----   -----------  ------------  ------------
Balance at December 31, 1997...........................       1,757    $      18    $   1,194    $   (1,354)   $     (142)
                                                              -----        -----   -----------  ------------  ------------
                                                              -----        -----   -----------  ------------  ------------

    The accompanying notes are an integral part of the financial statements.

                          PENTEGRA DENTAL GROUP, INC.

                            STATEMENT OF CASH FLOWS

  FOR THE PERIOD FROM INCEPTION, FEBRUARY 21, 1997, THROUGH DECEMBER 31, 1997

                                 (IN THOUSANDS)

Cash flows from operating activities:
  Net loss.........................................................................  $  (1,354)
  Accretion of discount on notes payable...........................................         45
  Compensation associated with issuance of common stock............................        645
  Increase in accounts payable and accrued liabilities.............................         57
                                                                                     ---------
      Net cash used by operating activities........................................       (607)
                                                                                     ---------
Net cash used in investing activities--additions to property and equipment.........       (166)
                                                                                     ---------
Cash flows provided by financing activities:
  Proceeds from issuance of common and preferred stock.............................      1,476
  Proceeds from issuance of notes payable..........................................        350
  Offering costs...................................................................       (948)
  Organizational costs.............................................................         (5)
                                                                                     ---------
      Net cash provided by financing activities....................................        873
                                                                                     ---------
Net increase in cash and cash equivalents..........................................        100

Balance at inception, February 21, 1997............................................         --
                                                                                     ---------
Balance at December 31, 1997.......................................................  $     100
                                                                                     ---------
                                                                                     ---------
Non-cash activities:
  Offering costs accrued...........................................................  $   1,795
                                                                                     ---------
                                                                                     ---------
  Acquisition of property and equipment accrued....................................  $     243
                                                                                     ---------
                                                                                     ---------
  Discount on notes payable........................................................  $     180
                                                                                     ---------
                                                                                     ---------

    The accompanying notes are an integral part of the financial statements.

                          PENTEGRA DENTAL GROUP, INC.

                         NOTES TO FINANCIAL STATEMENTS

1.  BUSINESS AND ORGANIZATION:

    Pentegra Dental Group, Inc. (the "Company") was organized as a Delaware corporation on February 21, 1997, for the purpose of creating a dental practice management company.

    In July 1997, the Company changed its name to Pentegra Investments, Inc. and formed a new wholly owned subsidiary named Pentegra Dental Group, Inc. ("Pentegra Dental"). Pentegra Dental's operations to date have consisted primarily of seeking affiliations with dental practices, negotiating to acquire the tangible assets of those practices, and negotiating agreements to provide management services to those practices. Pentegra Dental plans to complete an initial public offering of its common stock, par value $0.001 per share (the "Offering") and simultaneously exchange cash and shares of its common stock for selected assets and liabilities (the "Affiliations") of 50 dental practices (the "Founding Affiliated Practices" and, together with dental practices with which the Company may enter into similar transactions in the future, the "Affiliated Practices") (see Note 4). In December 1997, the owners of the outstanding shares of the Company's common stock agreed that, in the event the initial public offering price is less than $12.04 per share, it will repurchase (the "Share Repurchase") from those stockholders, on a pro rata basis, at a purchase price of $0.015 per share, that number of shares as will be necessary so that the aggregate number of shares of Pentegra Dental common stock issuable in connection with the Affiliations and the Share Exchange (as defined below) will not exceed 3,941,898 shares. Pursuant to that agreement, the Company will repurchase approximately 51.8% of each such stockholder's shares of the Company common stock, or an aggregate of 909,237 shares. The current shareholders will exchange on a share-for-share basis, their remaining shares of the Company's common stock, par value $0.015 per share, for shares of common stock of Pentegra Dental (the "Share Exchange"). It is contemplated that 245,835 shares of Class B preferred stock held by affiliates of the Company will be repurchased at their original issuance prices ranging from $0.01 to $1.00 per share and 1,337,500 shares of Class A and Class B preferred stock held by nonaffiliates will be redeemed at a price of $1.50 per share (See Note 5). Pentegra Dental has also entered into an agreement to acquire substantially all the assets and operations of a dental management consulting firm, Pentegra, Ltd., and a dental management seminar company, Napili, International (the "Pentegra/ Napili Transaction") (see
Note 3). The Affiliations, the Pentegra/Napili Transaction and the Offering are each contingent on the occurrence of the others.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    CASH AND CASH EQUIVALENTS

    Cash and cash equivalents are defined as highly liquid financial instruments with maturities of three months or less at the date of purchase.

    DEFERRED OFFERING COSTS

    Deferred offering costs include legal, accounting and other costs directly related to the Offering. All deferred offering costs will be charged against the proceeds of the Offering upon its completion. Such costs would be charged to expense if the Offering were not completed.

    ORGANIZATIONAL COSTS

    Organizational costs are being amortized on a straight-line basis over a five-year period.

                          PENTEGRA DENTAL GROUP, INC.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    STOCK OPTION PLAN

    In September 1997, the board of directors of Pentegra Dental adopted the 1997 Stock Compensation Plan (the "Plan"). Employees, non-employee directors and advisors and directors will be eligible to receive awards under the Plan and only employees of the Company will be eligible to receive incentive stock options. The aggregate number of options to purchase shares of common stock and other awards of shares of common stock that may be granted under the Plan may not exceed 2,000,000 shares. As of December 31, 1997, Pentegra Dental had authorized for issuance options to acquire approximately 672,000 shares to employees, practice employees and directors on the date the initial public offering price is determined. The exercise price of these options will be the initial public offering price per share. The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," which establishes accounting and reporting standards for stock-based compensation plans. The Company will account for options issued to employees and non-employee directors under the Plan in accordance with APB Opinion No. 25 and provide disclosure of the pro forma effect of using the fair value of options granted to employees to measure compensation. Of the amounts authorized as of December 31, 1997, options to purchase approximately 58,000 shares will be issued to owners of Founding Affiliated Practices, practice employees and other advisors. The fair value of such options will be charged to operations over their vesting period.

    EARNINGS PER SHARE

    Earnings per share has been excluded from the financial statements because the Company has limited historical operations and does not have a significant operating history. Additionally, the historical operations do not reflect the planned distribution to promoters in connection with the Affiliations, which will be paid with a portion of the proceeds of the Offering (See Note 4).

    USE OF ESTIMATES

    The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may in some instances differ from previously estimated amounts.

    INCOME TAXES

    The Company utilizes the liability method of accounting for income taxes. Under this method, deferred taxes are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted marginal tax rates currently in effect when the differences reverse.

    As reflected in the accompanying statement of operations, the Company incurred a net loss of $1,354,000 during the period from inception, February 21, 1997, through December 31, 1997. The Company has recognized no tax benefit from this net loss. Due to the limited operations of the Company since its inception, a valuation allowance has been established to offset the deferred tax asset related to these net losses that have been capitalized for tax purposes. There is no other significant difference in the tax and book bases of the Company's assets or liabilities that would give rise to deferred tax balances.

                          PENTEGRA DENTAL GROUP, INC.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    RECENT PRONOUNCEMENTS

    In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share." SFAS No. 128 specifies the computation, presentation and disclosure requirements of earnings per share and supersedes Accounting Principles Board Opinion No. 15, "Earnings Per Share." SFAS No. 128 requires a dual presentation of basic and diluted earnings per share. Basic earnings per share, which excludes the impact of common stock equivalents, replaces primary earnings per share. Diluted earnings per share, which utilizes the average market price per share as opposed to the greater of the average market price per share or ending market price per share when applying the treasury stock method in determining common stock equivalents, replaces fully diluted earnings per share. SFAS No. 128 is effective for both interim and annual periods ending after December 15, 1997.

    In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for reporting and displaying comprehensive income and its components in a full set of general purpose financial statements. SFAS No. 131 establishes standards for reporting segment information by public enterprises in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports to shareholders. Both these statements are effective for fiscal years beginning after December 15, 1997. The Company believes implementation of SFAS Nos. 130 and 131 will not have a material effect on its financial position, results of operations or cash flows.

    In November 1997, the Emerging Issues Task Force of the FASB (the "EITF") reached a consensus relating to the conditions under which a physician or dental practice management company would consolidate the accounts of an affiliated physician or dental practice. The Company believes that its accounting policies conform to the EITF consensus.

3.  RELATED PARTY TRANSACTIONS:

    Pentegra Dental has entered into an agreement with the Chairman of its Board of Directors effective at the date the Offering closes, to purchase substantially all the assets and the operations of Pentegra, Ltd. and Napili, International for total consideration of $200,000, consisting of an aggregate of $100,000 in cash from the proceeds of the Offering and a $100,000 principal amount 9.0% promissory note due April 1999. Pentegra Dental will enter into an employment agreement effective at the date the Offering closes, that provides for the payment to the Chairman of the Board of Directors of an employment bonus of $1,250,000. The bonus is due in installments of $10,000 on the closing of each future dental practice affiliation subsequent to the Affiliations. However, the bonus must be paid in full within three years. The employment bonus will be charged to operations at its effective date because its payment is not contingent on any future services to be provided by the Chairman.

    Since the Company's inception, it has occupied and had access to the facilities, equipment and staff of a relative of an executive officer and director of the Company. Prior to June 1, 1997, that use was insignificant. From June 1, 1997 through January 31, 1998, the Company compensated the affiliate for use of and access to its office facilities, equipment and staff at the rate of $10,000 per month.

    The Company has agreed to lease a portion of the office facilities, equipment and staff of Pentegra, Ltd., which is owned by the Company's Chairman of the Board, members of his family and other related entities. The Company has agreed to compensate Pentegra, Ltd. for use of and access to its office facilities,

                          PENTEGRA DENTAL GROUP, INC.

3.  RELATED PARTY TRANSACTIONS: (CONTINUED)
equipment and staff at the rate of $11,000 per month until the Pentegra/Napili Transaction is completed, whereupon the entire lease of those facilities will be assumed by Pentegra Dental.

    The Company believes that the compensation being paid to these related parties represents the fair market value of the services that are being provided to the Company.

4.  PLANNED TRANSACTIONS:

    Pentegra Dental plans to complete the Affiliations through a series of mergers and asset transfers. Owners of the Founding Affiliated Practices (the "Promoters") will receive 3,094,468 shares of Common Stock and approximately $6,400,000 in cash. In December 1997, the owners of the outstanding shares of common stock of PII agreed that, in the event the initial public offering price is less than $12.04 per share, PII will repurchase from those stockholders, on a pro rata basis, at a purchase price of $0.015 per share, that number of shares as will be necessary so that the aggregate number of shares of Common Stock issuable in connection with the Affiliations and the Share Exchange will not exceed 3,941,898 shares. Pursuant to that agreement, PII will repurchase approximately 51.8% of each such stockholder's shares of PII common stock, or an aggregate of 909,237 shares. Each Founding Affiliated Practice transaction was individually negotiated between the Company and the Founding Affiliated Practice as to all material terms, including, but not limited to, valuation. The shares to be issued were based on a common allocation method that considered each Founding Affiliated Practice's gross revenue, net of certain operating expenses, and the Company's assessment of growth potential. No independent appraisals of the Founding Affiliated Practices were obtained. Of the total consideration for each transaction, each Founding Affiliated Practice could elect to receive up to 20% in cash and the balance in shares of Common Stock. The assets to be transferred in the Affiliations include supplies inventory, equipment and certain other current and non-current assets. The liabilities to be transferred primarily consist of long-term debt. In connection with the Affiliations, the Promoters and their professional corporations, professional associations or other entities (collectively, the "PCs") will enter into long-term service agreements with Pentegra Dental (the "Service Agreements"). Additionally, those Promoters will enter into employment and noncompete agreements with their respective PCs.

    As of December 31, 1997, officers and directors of the Company, those who will become officers and directors of the Company in connection with the Offering and certain Promoters held common and preferred stock that was issued in connection with the funding of a portion of the expenses for the Offering, as follows (in thousands):

                                                                         COMMON STOCK            PREFERRED STOCK
                                                                   ------------------------  ------------------------
                                                                                 CARRYING                  CARRYING
                                                                     SHARES       AMOUNT       SHARES       AMOUNT
                                                                   -----------  -----------  -----------  -----------
Officers and directors...........................................       1,049    $     303          263    $     123
Promoters and affiliates who are not officers and directors......          80          101          400          300
                                                                        -----        -----          ---        -----
                                                                        1,129    $     404          663    $     423
                                                                        -----        -----          ---        -----
                                                                        -----        -----          ---        -----

    All of the preferred stock will be repurchased or redeemed upon completion of the Offering as described in Note 5.

    Pentegra Dental will not employ dentists or control the practice of dentistry by the dentists employed by the PCs. As Pentegra Dental will be executing management service agreements and will not hold any equity ownership in the PCs, the Affiliations are deemed not to be business combinations. Because each of

                          PENTEGRA DENTAL GROUP, INC.

4.  PLANNED TRANSACTIONS: (CONTINUED)
the owners of the Founding Affiliated Practices is a promoter of the Offering, Securities and Exchange
Commission's Staff Accounting Bulletin No. 48, "Transfers of Nonmonetary Assets by Promoters or Shareholders" requires (i) the transferred nonmonetary assets to be accounted for at the historical cost basis of the Founding Affiliated Practices, (ii) any monetary assets and assumed monetary liabilities included in the Affiliations to be recorded at fair value and (iii) cash consideration paid and assumed liabilities in excess of net assets transferred, to be reflected as a dividend paid by Pentegra Dental.

    The information set forth below assumes all the Founding Affiliated Practices will participate in the Affiliations. Although management expects that all the practices will participate, there is no assurance that will be the case.

    The net assets to be transferred and liabilities to be assumed from the Founding Affiliated Practices are summarized, on a combined basis, in the following table (in thousands):

                                                                   DECEMBER 31,  DECEMBER 31,
                                                                       1996          1997
                                                                   ------------  ------------
Property, equipment and improvements, net........................        2,912         2,841
                                                                   ------------  ------------
  Assets transferred.............................................        2,912         2,841
Current portion of notes payable.................................       (1,078)         (624)
Long-term portion of notes payable...............................       (1,411)       (1,997)
                                                                   ------------  ------------
  Net assets transferred, net of liabilities assumed.............   $      423    $      220
                                                                   ------------  ------------
                                                                   ------------  ------------

    The Company will also purchase certain net monetary assets from the founding Affiliated Practices for a cash amount of $276,000. The net assets purchased will be recorded at their fair value as of December 31, 1997. The fair value of the net monetary assets to be acquired as of December 31, 1997 was as follows (in thousands):

Accounts receivable, net.......................................    $     306
Less accounts payable..........................................          (30)
                                                                       -----
  Net monetary assets to be acquired...........................    $     276
                                                                       -----
                                                                       -----

    Upon consummation of the Affiliations, Pentegra Dental will enter into a Service Agreement with each Founding Affiliated Practice under which Pentegra Dental will become the exclusive manager and administrator of non-dental services relating to the operation of the Founding Affiliated Practices. The actual terms of the various Service Agreements vary from the description below on a case-by-case basis, depending on negotiations with the individual Founding Affiliated Practices and the requirements of applicable law and governmental regulations.

    The management service revenues that will be earned by Pentegra Dental subsequent to the closing of the Affiliations and the execution of the Service Agreements will be based on various arrangements. In general, the resulting fee will be based primarily on the patient revenues less operating expenses associated with each PC, excluding dentists' salaries and depreciation. Patient revenues are determined based on net patient revenues, as determined under generally accepted accounting principles, including adjustments for contractual allowances and other discounts, less an adjustment for uncollectable accounts. The Company will pay all operating expenses incurred by each Affiliated Practice that are required to operate a dental office, and the Affiliated Practice will be responsible for reimbursing the Company for such expenses. These expenses will include the following:

                          PENTEGRA DENTAL GROUP, INC.

4.  PLANNED TRANSACTIONS: (CONTINUED)
    - Salaries, benefits, payroll taxes, workers compensation, health insurance and other benefit plans, and other direct expenses of all employees of the Company at each location of the Affiliated Practice, excluding those costs associated with the dentists and any other classification of employee which the Company is prohibited from employing by law;

    - Direct costs of all employees or consultants that provide services to each location of the Affiliated Practice;

    - Dental and office supplies, as permitted by law;

    - Lease or rent payments, as permitted by law, and utilities, telephone and maintenance expenses for practice facilities;

    - Property taxes on the Company's assets located at the Affiliated Practice's offices;

    - Property, casualty, liability and malpractice insurance premiums relating to the operations of the Affiliated Practice;

    - Dentist recruiting expenses relating to the operations of the Affiliated Practice; and

    - Advertising and other marketing costs attributable to the promotion of the Affiliated Practice's offices.

    All of the above expenses will be incurred and paid by the Company directly to the third-party provider of the goods or services indicated. In exchange for incurring these expenses and providing management services, the Company will record revenues in amounts equal to those incurred expenses, which the Affiliated Practice will reimburse to the Company, together with a service fee based on the type of Service Agreement entered into by the Affiliated Practice.

    The Founding Affiliated Practices will retain responsibility for the payment of any and all direct employment expenses, including benefits, for any dentist or other employee that the Company is prohibited from employing by law.

    The management service fees (the "Service Fees") payable to the Company by the Founding Affiliated Practices under the Service Agreements, together with operating and non-operating expenses of each Affiliated Practice to be paid to the Company pursuant to the Service Agreements, are payable monthly and consist of various combinations of the following: (i) "Standard Service Agreement", which provides for (a) a percentage (ranging from 30% to 40%) of the Affiliated Practice's revenues related to dental services less operating expenses associated with the operation of the Affiliated Practice or (b) a percentage (16%) of the Affiliated Practice's dental service revenues, not to exceed a percentage (35%) of the difference between those revenues and operating expenses associated with the operation of the Affiliated Practice; or (ii) "Alternative Service Agreement," which provides for the greater of (a) a percentage (35%) of the Affiliated Practice's revenues related to dental services less operating expenses associated with the operation of the Affiliated Practice or (b) a specified fixed Service Fee (ranging from $54,000 to $305,000 annually). In addition, with respect to four of the Founding Affiliated Practices, the Service Fees are based on fixed fees that are subject to renegotiation on an annual basis.

                          PENTEGRA DENTAL GROUP, INC.

4.  PLANNED TRANSACTIONS: (CONTINUED)

    Service Fees payable to the Company under clause (i)(a) above are payable by 37 of the Founding Affiliated Practices, located in each state in which the Founding Affiliated Practices are located other than New York and California, and are calculated by subtracting the operating expenses of the Founding Affiliated Practice (including non-dental salaries, insurance, rent and other non-dentist costs) from the net revenues of the Founding Affiliated Practice and multiplying the resulting amount by 30%, 35% or 40%, depending on the terms of the particular Service Agreement. One Founding Affiliated Practice located in California will pay its Service Fee according to the formula set forth in clause
(i)(b) above, equal to the greater of 16% of its net revenues or 35% of the difference between its net revenues and operating expenses. Service Fees to be received by the Company under clause (ii)(b) above are payable by eight of the Founding Affiliated Practices in Texas and will result in a minimum service fee being received by the Company (ranging from $54,000 to $305,000 annually). The annual fixed fees payable by the four Founding Affiliated Practices in New York are $66,009, $115,251, $83,579 and $140,127 and will be subject to renegotiation each year based on the fair value of the services to be received by those Founding Affiliated Practices from the Company. On a monthly basis, the Company will calculate the Service Fee due from each Founding Affiliated Practice pursuant to the terms of each Service Agreement. In addition, if the costs related to providing dental services pursuant to capitated managed care arrangements exceed the revenues received for those services, the Affiliated Practice will remain responsible for reimbursing the Company for all of the costs associated with providing those services, even if no Service Fee is due to the Company under its Service Agreement. The patient revenues and operating expenses (excluding depreciation and dentists' salaries) of the Founding Affiliated Practices are summarized, on a combined basis, in the following tables for the years ended December 31, 1996 and 1997 (in thousands):

                                                                                  YEAR ENDED DECEMBER 31,
                                                                       ----------------------------------------------
                                                                                1996                    1997
                                                                       ----------------------  ----------------------
                                                                        PATIENT    OPERATING    PATIENT    OPERATING
                                                                       REVENUES    EXPENSES    REVENUES    EXPENSES
                                                                       ---------  -----------  ---------  -----------
Practices participating under the Standard Service Agreement.........  $  28,371   $  16,913   $  29,156   $  17,071
Practices participating under the Alternative Service Agreement......      6,921       4,776       6,602       4,470
Practices participating under fixed-fee agreements...................      2,599       1,393       2,519       1,408
                                                                       ---------  -----------  ---------  -----------
Totals for Founding Affiliated Practices.............................  $  37,891   $  23,082   $  38,277   $  22,949
                                                                       ---------  -----------  ---------  -----------
                                                                       ---------  -----------  ---------  -----------

    Subsequent to the Affiliations, substantially all the operating expenses of the Founding Affiliated Practices (excluding dentists' salaries) will be paid by Pentegra Dental and billed to the PCs. The historical operating expenses of the Founding Affiliated Practices for the years ended December 31, 1996 and 1997, excluding those employment expenses for any dentist or other employee that the Company is prohibited from employing by law, are summarized, on a combined basis, in the following table (in thousands):

                          PENTEGRA DENTAL GROUP, INC.

4.  PLANNED TRANSACTIONS: (CONTINUED)

                                                                          YEAR ENDED
                                                                         DECEMBER 31,
                                                                  ---------------------------
                                                                      1996          1997
                                                                  ------------  -------------
Salaries, wages and benefits of employees, excluding the
  dentists......................................................   $    8,495     $   8,214
Dental supplies.................................................        5,680         5,572
Rent............................................................        1,884         2,055
Advertising and marketing expenses..............................          567           567
General and administrative expenses.............................        5,716         5,790
Other expenses..................................................          740           751
                                                                  ------------  -------------
    Total operating expenses....................................       23,082        22,949
Depreciation and amortization...................................          879           833
                                                                  ------------  -------------

    Total expenses..............................................   $   23,961     $  23,782
                                                                  ------------  -------------
                                                                  ------------  -------------

    The Company will continue to recognize depreciation and amortization on assets transferred in connection with the Affiliations. However, such charges are not considered operating expenses under the Service Agreements and will not enter into the calculation of the service fees.

    The combined historical financial information of the Founding Affiliated Practices presented herein does not represent the financial position or results of operations of Pentegra Dental or the Company. Because of the significant relationship that will exist among the Company and the Founding Affiliated Practices upon completion of the Offering, this information is presented solely for the purpose of providing disclosures to potential investors regarding the group of entities with which Pentegra Dental will be contracting to provide future services. The Founding Affiliated Practices were not operated under common control or management during the fiscal years ended December 31, 1996 or 1997. However, combined financial information has been presented because entering into the Service Agreements with all of the Founding Affiliated Practices is contingent upon a single event, the completion of the Offering.

5.  REDEEMABLE PREFERRED STOCK

    In May 1997, the Company authorized the designation, out of the authorized and unissued preferred stock, of two classes of 5,000,000 shares each, designated as "Class A" and "Class B." In May 1997, the Company issued 133,335 shares of Class B nonvoting preferred stock for cash of approximately $1,000. In June 1997, the Company issued 900,000 shares of Class A nonvoting preferred stock, 550,000 shares of Class B nonvoting preferred stock and 435,000 shares of common stock for $1,457,000. The Company allocated $675,000 of the proceeds to the Class A preferred stock, $413,000 to the Class B preferred stock and $369,000 to the common stock based on the value of $0.75, $0.75 and $0.85 per share, respectively, as determined by an independent valuation of the fair value of those shares as of the date of issuance. The proceeds from these stock issuances were reserved for legal and accounting costs associated with the Offering, as well as operating costs. Holders of both classes of preferred stock are entitled to per share dividends equivalent to any dividends that may be declared on the common stock, but not to cumulative dividends. The preferred stock entitles the holders thereof to preference in liquidation over the common stock.

    The terms of the Class A and B preferred stock provide for it to be redeemed for $1.00 to $3.00 per share, as determined by the Company's Board of Directors, upon completion of an initial public offering.

                          PENTEGRA DENTAL GROUP, INC.

5.  REDEEMABLE PREFERRED STOCK (CONTINUED)
The Board of Directors has established the redemption price at $1.50 per share. In connection with negotiating the Offering and the Affiliations, certain officers and directors agreed that the Company may repurchase their shares of Class B Preferred Stock at the subscription price. Accordingly, the Company will use a portion of the net proceeds of the Offering to repurchase 245,835 shares of its Class B preferred stock held by those officers and directors at repurchase prices equal to the subscription prices, which ranged from $0.01 to $1.00 per share (aggregating to $114,000). The remaining 1,337,500 shares of Class A and B preferred stock outstanding will be redeemed at a price of $1.50 per share (aggregating to $2,006,000), of which $1.15 per share will be paid in cash and $0.35 per share will be paid in the form of a 6.0% promissory note that becomes due and payable by the Company on the earlier of the fifth anniversary of the date of the closing of the Offering or the date on which the Company offers and sells an amount of equity securities with gross proceeds equal to or greater than the gross proceeds of the Offering. The Company will recognize a dividend on the preferred stock for the difference between the redemption amount and the recorded value at the date of redemption. That difference has not been accreted to the redemption amount during the current period because the date of the Offering is not determinable.

6.  COMMON STOCK

    All share information in the accompanying financial statements has been retroactively restated to reflect a two-for-three share reverse stock split of the Company's common stock, which was effected in October 1997.

    In February 1997, the Company issued 666,667 shares of common stock for cash at a price of $0.015 per share. The Company issued an additional 766,667 shares of common stock to members of management during May 1997 for cash at a price of $0.015 per share. The Company valued these shares at $0.15 per share, based on an independent valuation of the fair value of those shares as of the date of issuance. In June 1997, in addition to the 290,000 shares of common stock issued in connection with the issuance of the Class A and Class B preferred stock, described in Note 5 above, the Company issued 33,333 shares of common stock for cash at a price of $0.015 per share. Those shares were valued at $1.27 per share, based on an independent valuation of the fair value of those shares as of the date of issuance.

    In September 1997, the Company repurchased 66,667 shares of its common stock at a purchase price of $0.01 per share, of which 46,667 shares were repurchased from a director of the Company. The Company issued 66,667 shares of common stock to an officer of the Company at a purchase price of $0.015 per share. Those shares were valued at the number of shares to be received by that officer in the Share Exchange at the Offering price. The differences between the cash received for shares of common stock and the fair value of those shares as of the respective dates of issuance have been recognized as compensation expense.

7.  NOTES PAYABLE

    In October 1997, the Company repurchased an additional 20,000 shares of its common stock from a director at a purchase price per share of $0.015, and issued
(i) 20,000 shares of common stock and (ii) $300,000 of 9.5% promissory notes due on the earlier of 30 days after the closing of the Offering or October 1998. The Company allocated the $300,000 proceeds between the promissory notes and the common stock based on their relative fair values, with the value of the shares based on $8.50 per share. The amount of the proceeds allocated to those shares of common stock was recorded as a discount on the

                          PENTEGRA DENTAL GROUP, INC.

7.  NOTES PAYABLE (CONTINUED)
promissory notes of approximately $180,000. The Company is accreting the discount over the term of the promissory notes.

    In November 1997, the Company issued an additional $50,000 of 9.5% promissory notes due on the earlier of 30 days after the closing of the Offering or July 1998.

8.  SUBSEQUENT EVENTS

    In February 1998, the Company issued $486,000 of 15% promissory notes due on the earlier of three days after the closing of the Offering or eight months from the date the notes were issued.

---------------------------------------------------------
                       ---------------------------------------------------------
---------------------------------------------------------
                       ---------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES OF COMMON STOCK OFFERED HEREBY TO ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION OR OFFER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                ----------------

                               TABLE OF CONTENTS

                                                       PAGE
                                                       -----
Prospectus Summary................................           3
Risk Factors......................................           8
The Company.......................................          17
Use of Proceeds...................................          18
Dividend Policy...................................          19
Dilution..........................................          19
Capitalization....................................          21
Selected Financial Data...........................          22
Management's Discussion and Analysis of Financial
  Condition and Results of Operations.............          23
Business..........................................          28
Management........................................          40
Certain Transactions..............................          47
Security Ownership of Certain Beneficial Owners
  and Management..................................          51
Description of Capital Stock......................          52
Shares Eligible for Future Sale...................          55
Underwriting......................................          57
Legal Matters.....................................          59
Experts...........................................          59
Additional Information............................          59
Index to Financial Statements.....................         F-1

    UNTIL APRIL 18, 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                2,500,000 SHARES

                                      [LOGO]
                          PENTEGRA DENTAL GROUP, INC.

                                  COMMON STOCK

                                ---------------

                                   PROSPECTUS

                                ----------------

                           Dain Rauscher Incorporated
                            EVEREN Securities, Inc.

                                 MARCH 24, 1998

---------------------------------------------------------
                       ---------------------------------------------------------
---------------------------------------------------------
                       ---------------------------------------------------------